02028950

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Swiss Reinsurance

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4248 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 5/10/02

Annual Report 2001
Financial Statements

82-4248

ARIS
12-31-01

02 MAY -9 AM 10: 12

Income statement

For the years ended 31 December

CHF millions	Notes	2000	2001
Revenues			
Premiums earned	16	22 081	25 219
Net investment income	2	4 802	5 765
Net realised investment gains	2	4 275	2 665
Other revenues		395	455
Total revenues		**31 553**	**34 104**
Expenses			
Claims and claim adjustment expenses	7, 16	−12 153	−16 266
Life and health benefits	16	−7 478	−8 532
Acquisition costs		−4 883	−5 658
Amortisation of goodwill	4	−310	−368
Other operating costs and expenses		−3 074	−3 384
Total expenses		**−27 898**	**−34 208**
Income / loss before income tax expense		3 655	−104
Income tax expense	10	−689	−61
Net income / loss		**2 966**	**−165**
Earnings / losses per share in CHF			
Basic	9	10.39*	−0.57
Diluted	9	10.37*	−0.57

* Adjusted by 20-for-1 share split

The accompanying notes are an integral part of the Group financial statements.

Balance sheet

As of 31 December

Assets

CHF millions	Notes	2000	2001
Investments	2, 3		
Fixed income securities:			
Available for sale, at amortised cost (fair value: 2000: 51 019; 2001: 60 711)		49 826	59 980
Trading, at fair value (amortised cost: 2000: 648; 2001: 1 113)		646	1 099
Equity securities – Available for sale, at fair value			
(cost: 2000: 16 812; 2001: 16 788)		23 224	19 013
Mortgages and other loans		6 920	7 796
Investment real estate		1 183	1 261
Short-term investments, at amortised cost which approximates fair value		4 156	3 784
Other invested assets		3 629	6 189
Total investments		**89 584**	**99 122**
Cash and cash equivalents		3 433	6 046
Accrued investment income		1 383	1 200
Premiums receivable		10 824	13 197
Reinsurance recoverable on paid and unpaid claims	16	6 459	7 854
Funds held by ceding companies		10 922	15 914
Prepaid reinsurance premiums	16	780	672
Deferred acquisition costs	5	3 155	3 836
Acquired present value of future profits	5	3 917	7 674
Goodwill	4	4 574	4 287
Income taxes recoverable		539	876
Other assets		7 070	9 552
Total assets		**142 640**	**170 230**

The accompanying notes are an integral part of the Group financial statements.

Liabilities and shareholders' equity

CHF millions	Notes	2000	2001
Liabilities			
Unpaid claims and claim adjustment expenses	7, 16	59 600	68 618
Liabilities for life and health policy benefits	16	29 300	41 370
Unearned premiums	16	6 131	6 399
Funds held under reinsurance treaties		4 247	4 504
Reinsurance balances payable		3 697	3 958
Income taxes payable		582	541
Deferred income taxes	10	3 442	1 499
Short-term debt		2 074	3 131
Accrued expenses and other liabilities		5 722	10 294
Long-term debt	6	5 058	7 318
Total liabilities		**119 853**	**147 632**
Shareholders' equity			
Common stock, 2000: CHF .50* and 2001: CHF .10 par value			
2000: 293 166 020* and 2001: 321 868 120 shares authorised and issued		147	32
Additional paid-in capital		1 753	5 757
Accumulated other comprehensive income:			
Net unrealised investment gains, net of deferred tax		5 714	2 259
Cumulative translation adjustments		871	1 288
Total accumulated other comprehensive income		**6 585**	**3 547**
Retained earnings		14 053	13 044
Reserve for own shares	9	249	218
Total shareholders' equity		**22 787**	**22 598**
Total liabilities and shareholders' equity		**142 640**	**170 230**

* Adjusted by 20-for-1 share split

The accompanying notes are an integral part of the Group financial statements.

Statement of shareholders' equity

CHF millions	Common stock	Additional paid-in capital	Net unrealised gains / losses, net of tax	Cumulative translation adjust-ments	Retained earnings	Reserve for own shares	Total
Balance as of 31 December 1999	**147**	**1 934**	**8 829**	**1 874**	**11 043**	**1 005**	**24 832**
Net income					2 966		2 966
Unrealised losses on securities, net (note 2)			−3 115				−3 115
Foreign currency translation adjustments				−1 003			−1 003
Dividends					−712		−712
Change in own shares (note 9)		−181			756	−756	−181
Balance as of 31 December 2000	**147**	**1 753**	**5 714**	**871**	**14 053**	**249**	**22 787**
Net loss					−165		−165
Unrealised losses on securities, net (note 2)			−3 455				−3 455
Foreign currency translation adjustments				417			417
Dividends					−713		−713
Change in own shares (note 9)					31	−31	
Capital repayment	−117						−117
Equity offering	2	4 004					4 006
Change in accounting policy (note 1)					−162		−162
Balance as of 31 December 2001	**32**	**5 757**	**2 259**	**1 288**	**13 044**	**218**	**22 598**

The accompanying notes are an integral part of the Group financial statements.

Statement of comprehensive income

For the years ended 31 December

CHF millions	2000	2001
Net income / loss	2 966	–165
Other comprehensive income:		
Change in foreign currency translation adjustments	– 1 003	417
Change in unrealised gains / losses, net of tax	– 3 115	–3 455
Comprehensive income / loss	**– 1 152**	**–3 203**

The accompanying notes are an integral part of the Group financial statements.

Statement of cash flow

For the years ended 31 December

CHF millions	2000	2001
Cash flows provided / used by operating activities		
Net income / loss	2 966	−165
Adjustments to reconcile net income / loss to net cash provided / used by operations:		
Depreciation, amortisation and other non-cash items	940	859
Net realised investment gains	−4 275	−2 665
Change in technical provisions, net	2 135	8 506
Change in reinsurance receivables and funds held by ceding companies	−2 102	−3 012
Change in other assets and liabilities	−534	−64
Change in income taxes payable / recoverable	157	−276
Income from equity accounted investees, net of dividends received	−31	−160
Net cash provided / used by operating activities	**−744**	**3 023**
Cash flows provided / used by investing activities		
Fixed income securities:		
Proceeds from sale of investments	33 846	60 101
Purchase of investments	−35 219	−63 593
Net purchase / sale of short-term investments	−116	827
Equity securities:		
Proceeds from sale of investments	17 902	11 959
Purchase of investments	−12 389	−11 917
Cash paid for acquisitions and reinsurance transactions, net	−1 727	−4 196
Other investments, net	−1 404	−538
Net cash provided / used by investing activities	**893**	**−7 357**
Cash flows provided / used by financing activities		
Issuance of long-term debt	142	2 838
Issuance / repayment of other debt	732	781
Equity offering		4 006
Capital repayment		−117
Repurchase of common shares	−181	
Dividends paid	−712	−713
Net cash provided / used by financing activities	**−19**	**6 795**
Effect of foreign currency translation	3	152
Change in cash and cash equivalents	133	2 613
Cash and cash equivalents as of 1 January	3 300	3 433
Cash and cash equivalents as of 31 December	**3 433**	**6 046**

The accompanying notes are an integral part of the Group financial statements.

Notes to the Group financial statements

1. Organisation and summary of significant accounting policies

Nature of operations

The Swiss Re Group, which is headquartered in Zurich, Switzerland, comprises Swiss Reinsurance Company (the parent company, referred to as "Swiss Re Zurich") and its subsidiaries (collectively, the "Swiss Re Group" or the "Group"). The Group provides reinsurance, alternative risk transfer products and services to insurance companies, clients and others world-wide. Reinsurance and other related products and services are delivered to clients through a network of more than 70 offices in over 30 countries as well as through reinsurance brokers.

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with Swiss GAAP FER and comply with the Swiss Company Law and include the financial statements of Swiss Re Zurich and its subsidiaries. The presentation requirements of FER 14 have been complied with except certain financial information has been disclosed in the notes and not in the primary financial statements. All intercompany transactions and balances have been eliminated on consolidation.

Scope of consolidation

Companies in which Swiss Re Zurich, directly or indirectly, holds a voting majority or otherwise controls, are consolidated in the Group accounts. Companies in which Swiss Re Zurich maintains a direct or indirect holding of between 20% and 50% and has a significant influence, but not a controlling interest, are accounted for using the equity method and are included in other invested assets. The Swiss Re Group's share of net profit or loss in investees accounted for under the equity method is included in net investment income. Equity and net income of these companies are adjusted as necessary to be in line with the Group accounting policies. The results of consolidated subsidiaries and investees accounted for using the equity method are included in the financial statements for the period commencing from the date of acquisition.

Use of estimates in the preparation of financial statements

The preparation of financial statements requires management to make significant estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses as well as the related disclosure including contingent assets and liabilities. The Swiss Re Group's liabilities for unpaid claims and claim adjustment expenses and policy benefits for life and health include estimates for premium, claim and benefit data not received from ceding companies at the date of the financial statements. In addition, the Group uses certain financial instruments and invests in securities of certain entities for which exchange trading does not exist. The Group determines these estimates on the basis of historical information, actuarial analyses, financial modelling and other analytical techniques. Actual results could differ significantly from the estimates described above.

Investments

The Group's investments in fixed income securities are classified as Available for sale ("AFS") or Trading. Fixed income securities AFS are reported at amortised cost. Trading fixed income securities are carried at fair value with unrealised gains and losses being included in the income statement.

Equity investments AFS are carried at fair value, based on quoted market prices, with the difference between original cost and fair value included in shareholders' equity. The cost of equity securities is reduced to fair value with a corresponding charge to realised loss on investments for declines in value that are other than temporary.

Notes to the Group financial statements

Subsequent recoveries for equity securities that are deemed to be a reversal of the impairment are recognised in income.

Interest on fixed income securities is recorded as income when earned and is adjusted for the amortisation of any purchase premium or discount. Dividends on equity securities are recorded on the basis of the ex-dividend date. Realised gains and losses on sales are included in the income statement and are calculated using the specific identification method.

Mortgages and other loans are carried at amortised cost (effective yield method), net of any allowance for amounts estimated to be uncollectible. Other loans consist of mortgage participations associated with linked investment contracts where the contract holders bear all investment risk.

Investment real estate that the Group intends to hold for the production of income is carried at depreciated cost, net of any write-down for impairment in value. An impairment in value is recognised if the estimated future undiscounted cash flows from the use of the real estate asset are less than its carrying value. Impairments in value, depreciation and other related charges or credits are included in net investment income. Investment real estate held for sale is carried at the lower of cost or fair value, less estimated selling costs, and is not depreciated. Reductions in the carrying value of real estate held for sale are included in net realised investment losses.

Short-term investments are carried at amortised cost, which approximates fair value. The Group considers highly liquid investments purchased with an original maturity of one year or less, but greater than three months, to be short-term investments.

The Group enters into security lending arrangements under which it loans certain securities in exchange for collateral and receives securities lending fees. The Group's policy is to require collateral, consisting of cash or securities, equal to at least 102% of the carrying value of the securities loaned. Cash received as collateral is recognised along with an obligation to return the cash. Securities received as collateral that can be sold or repledged are also recognised along with an obligation to return those securities. The loaned securities are reclassified as pledged if the transferee has the right to sell or repledge those securities. Security lending fees are recognised over the term of the related loans.

Own shares

Swiss Re shares purchased by the Group are recorded at market value and are classified and accounted for as equity securities AFS. Unrealised gains and losses are recorded in equity. The specific identification method is used to determine the cost of own shares sold. Any gains or losses on the disposition of own shares are recorded in the income statement.

Derivative financial instruments

The Group uses a variety of derivative financial instruments including swaps, options, forwards and exchange traded financial futures as part of an overall risk management strategy. These instruments are included in other invested assets and are primarily used as a means of managing exposure to price, foreign currency and/or interest rate risk on planned or anticipated investment purchases, existing assets or liabilities and also to lock in attractive investment conditions for funds which become available in the future.

The Group recognises all of its derivative instruments on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is used to hedge the fair value of assets or liabilities, changes in the fair value of the derivative are recognised in earnings, together with changes in the fair value of the related hedged item. If the derivative is used to hedge the variability in expected future cash flow related to a particular risk, changes in the derivative's fair value are reported in other comprehensive income until the hedged item is recognised in earnings. The ineffective portion of the hedge is recognised in earnings.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, highly liquid debt instruments, and short-term deposits purchased with an original maturity of three months or less.

Deferred acquisition costs

Acquisition costs, which vary with, and are primarily related to, the production of new business, are deferred to the extent they are deemed recoverable from future gross profits. Deferred acquisition costs consist principally of commissions. Deferred acquisition costs associated with property and casualty reinsurance business are amortised in proportion to property and casualty premiums earned. Future investment income is considered in determining the recoverability of deferred acquisition costs on property and casualty business.

Deferred acquisition costs associated with life and health reinsurance business are amortised over the premium paying period. For investment-type contracts, deferred acquisition costs are amortised in relation to the present value of estimated gross profits and are adjusted to reflect the estimated effect of realising unrealised investment gains and losses with an offset to unrealised investment gains and losses included in shareholders' equity.

Acquired present value of future profits

The acquired present value of future profits ("PVFP") of business in-force is recorded in connection with the acquisition of life operations. The initial value is determined actuarially by discounting estimated future gross profits as a measure of the value of business acquired. The resulting asset is amortised on a constant yield basis over the expected revenue recognition period of the business acquired, generally over periods ranging up to 30 years, with the accrual of interest added to the unamortised balance at the earned rate.

The carrying value of PVFP is reviewed periodically for indicators of impairment in value. Adjustments to reflect impairment in value are recognised in income during the period in which the determination of impairment is made.

Goodwill

The excess of the cost of acquired businesses over the fair value of net assets acquired is recorded as goodwill (purchase method). It is amortised using the straight-line method over periods that correspond with the benefits expected to be derived from the related acquisition. Goodwill is amortised over periods of between 5 and 20 years.

The carrying value of goodwill is reviewed periodically for indicators of impairment in value. Adjustments to reflect an impairment in value are recognised in income in the period in which the determination of impairment is made.

Notes to the Group financial statements

1. Organisation and summary of significant accounting policies (continued)

Other assets

Other assets consist of investments for separate account business relating to certain types of insurance contracts where the contract holder bears the investment risk, deferred expenses on retroactive reinsurance, own use real estate, property, plant and equipment, accrued income and prepaid assets.

Separate account business assets and liabilities are valued at market value and unrealised gains/losses are included in the income statement. Own use real estate and property, plant and equipment are carried at depreciated cost. Deferred expenses on retroactive reinsurance policies are amortised into income over the expected claims paying period.

Capitalised software costs

External direct costs of materials and services incurred to develop or obtain internal use software, payroll and payroll-related costs for employees who are directly associated with software development and interest cost incurred while developing internal use software are capitalised and amortised on a straight-line basis over a period of 3 years through the income statement.

Deferred income taxes

Deferred income tax assets and liabilities are recognised based on the difference between financial statement carrying amounts and the corresponding income tax bases of assets and liabilities using enacted income tax rates and laws. A valuation allowance is recorded against deferred tax assets when it is deemed more likely than not that some or all of the deferred tax asset may not be realised.

Unpaid claims and claim adjustment expenses

Liabilities for unpaid claims and claim adjustment expenses for property and casualty reinsurance contracts are accrued when insured events occur and are based on the estimated ultimate cost of settling the claims, using reports and individual case estimates received from ceding companies. A provision is also included for claims incurred but not reported, which is developed on the basis of past experience adjusted for current trends and other factors that modify past experience. The establishment of the appropriate level of reserves is an inherently uncertain process involving estimates and judgements made by management, and therefore there can be no assurance that ultimate claims and claim adjustment expenses will not exceed the loss reserves currently established. These estimates are continually reviewed, and adjustments for differences between estimates and actual payments for claims and for changes in estimates are reflected in income in the period in which the estimates are changed or payments are made.

Unpaid property and casualty claims provisions may only be discounted if the payment pattern and ultimate cost are fixed and reasonably determinable.

Equalisation reserves

Reserves prescribed by local regulatory authorities for future claim fluctuations and for large and catastrophic losses are established and included in the unpaid claims and claim adjustment expenses liabilities.

Liabilities for life and health policy benefits

Liabilities for life and health policy benefits reinsurance business are generally calculated using the net level premium method, based on assumptions as to investment yields, mortality, withdrawals and policyholder dividends. Assumptions are set at the time the contract is issued or, in the case of contracts acquired by purchase, at the purchase date. The assumptions are based on projections from past experience, making allowance for possible adverse deviation. Interest assumptions for life and health reinsurance benefits liabilities range from 2.5% to 12%. Assumed mortality rates are generally based on experience multiples applied to actuarial select and ultimate tables commonly used in the industry. Withdrawal assumptions for individual life reinsurance contracts issued by the Group range from 1% to 20% and are based on historical experience.

Liabilities for investment-type contracts, including separate account (unit-linked) life reinsurance business, are based either on the contract account balance, if future benefit payments in excess of the account balance are not guaranteed, or on the present value of future benefit payments, if such payments are guaranteed. Liabilities for policy benefits are increased if it is determined that future cash flows, including investment income, are insufficient to cover future benefits and expenses.

The liability for accident and health policy benefits consists of active life reserves and the estimated present value of the remaining ultimate net costs of incurred claims. The active life reserves include unearned premiums and additional reserves. The additional reserves are computed on the net level premium method using assumptions for future investment yield, mortality and morbidity experience. The assumptions are based on projections of past experience and include provisions for possible adverse deviation.

Premiums

Property and casualty reinsurance premiums are recorded when written and include an estimate for written premiums receivable at period end. Premiums earned are generally recognised in income over the contract period in proportion to the amount of reinsurance provided. Unearned premiums consist of the unexpired portion of reinsurance provided.

Life reinsurance premiums are earned when due. Related policy benefits are recorded in relation to the associated premium or gross profits so that profits are recognised over the expected lives of the contracts. For investment type contracts, charges assessed against policyholders' funds for the costs of insurance, surrender charges, actuarial margin and other fees are recorded as income.

Life and health reinsurance premiums for group coverages are generally earned over the term of the coverage. For group contracts that allow experience adjustments to premiums, such premiums are recognised as the related experience emerges.

Reinsurance ceded

The Group uses retrocession arrangements to increase its aggregate underwriting capacity, to diversify its risk and to reduce the risk of catastrophic loss on reinsurance assumed. The ceding of risks to retrocessionaires does not relieve the Group of its obligations to its ceding companies. The Group regularly evaluates the financial condition of its retrocessionaires and monitors the concentration of credit risk to minimise its exposure to financial loss from retrocessionaires' insolvency.

Premiums and losses ceded under retrocession contracts are reported as reductions of premiums earned and claims and claim adjustment expenses. Amounts recoverable for ceded claims and claim adjustment expenses and ceded unearned premiums under these retrocession agreements are reported as assets in the accompanying consolidated balance sheet.

Contracts which do not meet risk transfer requirements defined as transferring a reasonable possibility of a significant loss to the reinsurer are accounted for as deposit arrangements. Deposit amounts are adjusted for payments received and made, as well as for amortisation or accretion of interest.

The Group provides reserves for uncollectible amounts on reinsurance balances ceded and assumed, based on management's assessment of the collectibility of the outstanding balances.

The excess of estimated liabilities for claims and claim costs payable over consideration paid in respect of retroactive property and casualty reinsurance contracts which meet risk transfer tests is recorded as a deferred charge. The deferred charges are amortised over the expected settlement periods of the claims liabilities.

Pensions and other post-retirement benefits

The Group accounts for its pension and other post-retirement benefit costs under the accrual method of accounting. Amounts charged to expense are based on periodic actuarial determinations.

Foreign currency

Assets and liabilities denominated in foreign currencies are translated at the rates of exchange on the balance sheet date. Revenues and expenses are translated at average exchange rates. Unrealised gains or losses resulting from translation of functional currencies to the reporting currency are included as a separate component of shareholders' equity, net of applicable deferred income taxes. Realised currency gains and losses resulting from foreign currency transactions are included in income.

Currency exchange rates in CHF per 100 units of foreign currency are as follows:

			2000		2001
		Closing rate	Average rate	Closing rate	Average rate
Australian dollar	AUD	90.04	98.24	84.99	87.24
British pound	GBP	242.08	256.43	241.64	242.76
Canadian dollar	CAD	107.89	113.75	104.01	109.24
Euro	EUR	152.15	156.11	147.83	150.89
Japanese yen	JPY	1.42	1.57	1.27	1.40
South African rand	ZAR	21.41	24.41	13.84	20.42
US dollar	USD	162.05	168.81	166.03	168.78

Earnings per common share

Basic earnings per common share is determined by dividing income / loss available to common shareholders by the weighted average number of common shares entitled to dividends during the year. Diluted earnings per common share reflects the effect on earnings and average common shares outstanding associated with dilutive securities.

Change in accounting basis and recently adopted accounting standards

Derivative financial instruments

As of 1 January 2001 the Group recognises all of its derivative instruments on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is used to hedge the fair value of assets or liabilities, changes in the fair value of the derivative are reflected in earnings, together with changes in the fair value of the related hedged item. If the derivative is used to hedge the variability in expected future cash flow related to a particular risk, changes in the derivative's fair value are reported in other comprehensive income until the hedged item is recognised in earnings. The ineffective portion of the hedge is recognised in earnings.

The impact of the change in the balance sheet at 1 January 2001 is CHF 162 million and is recognised in shareholders' equity. The amount has increased by CHF 67 million in comparison to the transition amount recognised at 30 June 2001 because the Group has re-evaluated the treatment of certain financial instruments in the Group's portfolio.

Investments

The Group has adopted the amendment to Swiss GAAP FER 14 (issued 22 November 2001), dealing with other than temporary decline in the valuation of equity securities AFS as of 1 January 2001. Equity investments AFS are carried at fair value, based on quoted market prices, with the difference between original cost and fair value included in shareholders' equity. The cost of equity securities is reduced to fair value with a corresponding charge to realised loss on investments for declines in value that are other than temporary.

Subsequent recoveries for equity securities that are deemed to be a reversal of the impairment are recognised in income.

It is not possible to reliably determine the impact of the change on the balance sheet at 1 January 2001. To determine this amount, the Group would have needed to review the daily valuation history of all securities from acquisition date to 1 January 2001. Only then would it be possible to calculate whether any write down or subsequent write back, in full or in part, was necessary. Under Swiss GAAP FER 14 prior to the amendment, a decline in market value of an equity security AFS below cost was recognised as a charge in the income statement. If the Group had applied the previous Swiss GAAP accounting policy, the impact would have been to increase the net loss before taxation by CHF 927 million.

2. Investments

Amortised cost or cost and estimated fair values of investments in fixed income and equity securities classified as Available for sale were as follows:

As of 31 December 2000 CHF millions	Amortised cost or cost	Gross unrealised gains	Gross unrealised losses	Estimated fair value
Debt securities issued by governments and government agencies:				
United States	15 673	664	– 26	16 311
Switzerland	917	4	– 18	903
Germany	2 035	31	– 13	2 053
United Kingdom	2 952	98	– 5	3 045
Canada	2 917	245	– 5	3 157
Other	7 268	164	– 55	7 377
Corporate debt securities	13 641	333	– 304	13 670
Mortgage and asset-backed securities	4 423	97	– 17	4 503
Fixed income securities Available for sale	**49 826**	**1 636**	**– 443**	**51 019**
Equity securities Available for sale	**16 812**	**7 324**	**– 912**	**23 224**

As of 31 December 2001 CHF millions	Amortised cost or cost	Gross unrealised gains	Gross unrealised losses	Estimated fair value
Debt securities issued by governments and government agencies:				
United States	17 874	94	–156	17 812
Switzerland	682	6	–5	683
Germany	2 854	36	–9	2 881
United Kingdom	3 817	23	–29	3 811
Canada	3 753	227	–10	3 970
Other	6 247	109	–32	6 324
Corporate debt securities	17 947	581	–269	18 259
Mortgage and asset-backed securities	6 806	200	–35	6 971
Fixed income securities Available for sale	**59 980**	**1 276**	**–545**	**60 711**
Equity securities Available for sale	**16 788**	**3 238**	**–1 013**	**19 013**

Investment concentration

The Group has an investment concentration with Credit Suisse Group. As of 31 December 2000 and 2001, the Group's investments in equity securities included CHF 2 469 million and CHF 1 766 million respectively, of Credit Suisse Group securities, at fair value and CHF 331 million and CHF 208 million, respectively, of other operating assets.

The Group also has an investment concentration with ING Groep N.V., a European-based financial institution. As of 31 December 2000 and 2001, the Group held CHF 1 239 million and CHF 848 million, respectively, of common stock at fair value and CHF 1 516 million and CHF 1 604 million, respectively, of invested assets.

Investments by original currency

The Group's investment portfolio at carrying value is comprised of concentrations in the following major currencies:

As of 31 December 2000 CHF millions	USD	EUR	GBP	CHF	CAD	Other	Total
Fixed income securities	29 826	10 712	3 917	1 105	3 184	1 728	50 472
Equity securities	2 173	9 566	2 956	6 078	244	2 207	23 224
Mortgages / other loans	4 764	1 616	3	499	22	16	6 920
Other	6 122	756	124	1 011	675	280	8 968
Total	**42 885**	**22 650**	**7 000**	**8 693**	**4 125**	**4 231**	**89 584**

As of 31 December 2001 CHF millions	USD	EUR	GBP	CHF	CAD	Other	Total
Fixed income securities	40 128	9 658	4 775	787	4 157	1 574	61 079
Equity securities	2 833	7 157	2 871	3 926	203	2 023	19 013
Mortgages / other loans	5 518	1 685	11	545	21	16	7 796
Other	8 096	1 083	115	1 136	395	409	11 234
Total	**56 575**	**19 583**	**7 772**	**6 394**	**4 776**	**4 022**	**99 122**

Maturity of fixed income securities

The amortised cost or cost and estimated fair values of investments in fixed income securities by remaining maturity are shown below. Fixed maturity investments are assumed not to be called for redemption prior to the stated maturity date. As of 31 December 2000 and 2001, CHF 2 180 million and CHF 2 131 million, respectively, of fixed income securities were callable or had call options in the instruments' structure.

As of 31 December CHF millions	Amortised cost or cost	2000 Estimated fair value	Amortised cost or cost	2001 Estimated fair value
Due in one year or less	1 435	1 417	2 317	2 345
Due after one year through five years	25 571	26 231	20 951	21 197
Due after five years through ten years	10 937	11 166	14 643	14 736
Due after ten years	8 320	8 564	16 228	16 443
Mortgage and asset-backed securities with no fixed maturity	3 563	3 641	5 841	5 990
Total fixed income securities	**49 826**	**51 019**	**59 980**	**60 711**

Assets on deposit or pledged

As of 31 December 2000 and 2001, securities with a carrying value of CHF 653 million and CHF 509 million, respectively, were on deposit with regulatory agencies in accordance with local requirements.

As of 31 December 2000 and 2001, investments with a carrying value of approximately CHF 4 161 million and CHF 5 475 million, respectively, were placed on deposit or pledged to secure certain reinsurance liabilities.

Notes to the Group financial statements

2. Investments (continued)

Cash and cash equivalents

Cash and cash equivalents include short-term deposits with a carrying value of CHF 1 424 million and CHF 3 544 million as of 31 December 2000 and 2001, respectively.

Mortgages, loans and real estate

As of 31 December 2000 and 2001, investments in mortgage and other loans, real estate and investment for separate account business comprised the following:

As of 31 December		2000		2001
CHF millions	Carrying value	Fair value	Carrying value	Fair value
Mortgages and other loans	6 920	6 920	7 796	7 796
Investment real estate	1 183	2 167	1 261	2 168
Investment for separate account business	1 964	1 964	1 943	1 943

As of 31 December 2000 and 2001, the Group's investment in mortgages and other loans included CHF 204 million and CHF 204 million, respectively, of loans due from employees and CHF 322 million and CHF 342 million due from officers. These loans generally consist of mortgages offered at variable and fixed interest rates.

The Group's investment in mortgages and other loans included CHF 1 483 million and CHF 1 587 million of mortgage participations associated with linked investment contracts as of 31 December 2000 and 2001, respectively. Contract holders bear all investment risk related to mortgage participations. Fair value for other loans is considered to be equal to carrying value.

As of 31 December 2000 and 2001, investments in real estate included CHF 11 million and CHF 10 million, respectively, of real estate held for sale.

Depreciation expense related to income producing properties was CHF 27 million and CHF 28 million for 2000 and 2001, respectively. Accumulated depreciation on investment real estate totalled CHF 638 million and CHF 593 million as of 31 December 2000 and 2001, respectively.

Substantially all mortgages and other loans receivable are secured by buildings, land or the underlying policies. The ultimate collectibility of the receivables is evaluated regularly and an appropriate allowance for uncollectible amounts is established.

Development of real estate and investments in affiliated companies

	Investment real estate		Affiliated companies	
CHF millions	2000	2001	2000	2001
Carrying value as of 1 January	1 143	1 183	1 274	1 422
Foreign currency translation adjustments	–25	–14	–29	22
Depreciation	–27	–28		
Additions / sales / interest in equity	51	117	–8	993
Unrealised gains / losses			55	–34
Gains / losses on sales	41	3	130	–30
Carrying value as of 31 December	**1 183**	**1 261**	**1 422**	**2 373**

Investment income

Net investment income by source was as follows:

CHF millions	2000	2001
Fixed income securities	3 027	3 320
Equity securities	516	414
Mortgages and other loans	404	683
Real estate	89	109
Short-term investment	281	322
Other current investment	126	37
Income on investments in affiliated companies	15	3
Equity in earnings of equity accounted investees	71	335
Cash and cash equivalents	94	73
Deposits with ceding companies	391	817
Gross investment income	5 014	6 113
Less investment expenses	−212	−348
Net investment income	**4 802**	**5 765**

Dividends received from investees accounted for using the equity method were CHF 40 million and CHF 175 million in 2000 and 2001, respectively.

Realised gains and losses

Realised gains and losses for fixed income, equity securities and other investments were as follows:

CHF millions	2000	2001
Fixed income securities:		
Gross realised gains	469	1 498
Gross realised losses	−735	−181
Equity securities:		
Gross realised gains	5 837	3 011
Gross realised losses	−976	−1 238
Net realised gains on other investments	242	238
Value readjustments	303	7
Value adjustments	−865	−670
Net realised investment gains	**4 275**	**2 665**

3. Derivative financial instruments

The Group uses a variety of derivative financial instruments including swaps, options, forwards and exchange traded financial futures in its trading and hedging strategies, in line with the Group's overall risk management strategy. The objectives include managing exposure to price, foreign currency and/or interest rate risk on planned or anticipated investment purchases, existing assets or liabilities as well as to lock in attractive investment conditions for future available funds.

The amounts reported under "Credit derivatives" are mainly (80%) portfolio credit default swap structures underwritten by the business unit "Credit Solutions" of the Financial Services Business Group. In such structures, under which the Group primarily sells credit protection, the protection buyer in most cases retains a first loss position (or deductible). The Group is typically exposed only once the aggregate credit losses in the portfolio (net of any recovery amount) exceed this retained first loss position. Each portfolio credit default swap can be tranched into layers of increasing credit quality, from "equity" (i.e. first loss position) to "Super-Senior" (i.e. with better than "AAA" quality). The Group has over 90% of its notional exposure assigned to the "Super-Senior" category.

The remaining 20% of the reported total notional amount refers to credit default swaps on the trading book of the business unit "Investment Banking". This figure is reported as the sum of outstanding positions, therefore inflating the notional values of all hedged positions. A considerable amount of credit default swaps in the trading book are hedged with offsetting positions. However, the business unit does maintain open long and short positions in credit default swaps and related instruments as part of its trading function.

The Group uses derivative financial instruments with the following characteristics:

As of 31 December 2000 CHF millions	Contract/ notional amount	Positive fair value	Negative fair value	Carrying value assets/ liabilities
Interest rate contracts				
Forwards and futures	4 101	3	–6	–3
Options	45		–1	–1
Swaps	392	3	–1	2
Swaptions	395	1		1
Floors and caps	227			
Total	**5 160**	**7**	**–8**	**–1**
Equity and index contracts				
Forwards and futures	109	1	–1	
Options	6 261	127	–71	56
Total	**6 370**	**128**	**–72**	**56**
Foreign currency				
Forwards and futures	1 994	107	–19	88
Swaps	4 014	76	–70	6
Total	**6 008**	**183**	**–89**	**94**
Other derivatives				
Credit derivatives	50 892	93	–77	16
Weather derivatives	382	11	–43	–32
Other	62	1	–6	–5
Total	**51 336**	**105**	**–126**	**–21**
Total derivative financial instruments	**68 874**	**423**	**–295**	**128**

The figures reported for notional amounts in 2000 have been restated to include three contracts entered into at the end of 2000 which had previously been omitted as the carrying values at 31 December 2000 were zero. This has no impact on net income or net equity of the Group.

Notes to the Group financial statements

3. Derivative financial instruments (continued)

As of 31 December 2001 CHF millions	Contract/ notional amount	Positive fair value	Negative fair value	Carrying value assets/ liabilities
Interest rate contracts				
Forwards and futures	12 383	7		7
Options	563			
Swaps	11 165	2 078	–2 135	–57
Total	**24 111**	**2 085**	**–2 135**	**–50**
Equity and index contracts				
Forwards and futures	1 332	21	–118	–97
Options	2 473	54	–49	5
Total	**3 805**	**75**	**–167**	**–92**
Foreign currency				
Forwards and futures	5			
Swaps	312	13	–3	10
Total	**317**	**13**	**–3**	**10**
Other derivatives				
Credit derivatives	52 155	161	–338	–177
Weather derivatives	59	1	–7	–6
Other	2 772	7	–138	–131
Total	**54 986**	**169**	**–483**	**–314**
Total derivative financial instruments	**83 219**	**2 342**	**–2 788**	**–446**

4. Acquisitions and dispositions

On 22 August 2001, the Group announced a transaction to combine NCM with Gerling Credit to form a new company, Gerling NCM Credit and Finance. In the first stage of the transaction in 2001, the Group received a combination of cash and a 44% interest in the new company in exchange for the Group's holding of 90% in NCM. The Group realised a CHF 184 million gain on this transaction in 2001.

On 7 December 2001, the Group completed the acquisition of the reinsurance operations of Lincoln National Corporation (Lincoln) for CHF 3.4 billion.

In accordance with the purchase agreement with Lincoln, the Group prepared closing financial statements for the business acquired from Lincoln and delivered them to Lincoln on 7 March 2002. Although the Group has not received a response from Lincoln to the closing financial statements, Lincoln indicated in its Form 10-K that Lincoln disputes certain aspects of the statements prepared by the Group, which total approximately USD 500 million. The purchase agreement contains procedures and timetables for resolution of any disputes that Lincoln may assert, including a 45 day period from 7 March 2002 for the parties to attempt to resolve the disputes followed by a 60 day period for resolution of any remaining disputes by an independent arbitrator. Any resulting adjustments arising from the resolution of the dispute may impact components of the balance sheet and therefore future amortisation of goodwill or acquired present value of future profits. These adjustments are not expected to have a material adverse impact on the Group's net income or net equity.

On 2 July 2001, the Group acquired Conning Corporation, a company based in the United States specialising in asset management for insurance companies, for CHF 190 million.

During 2001, there were two administrative reinsurance (Admin Re) transactions. Admin Re is the purchase of closed blocks of in-force business and can be facilitated through either a stock purchase or reinsurance. The stock of Southwestern Life Holdings, Inc. was purchased on 21 June 2001 for CHF 484 million. On 30 June 2001, the Group entered into a reinsurance based deal with Aurora National Life Assurance Co. which had an effective date of 1 January 2001. The results of these deals have been included from the effective date of the transaction.

On 6 January 2001, the Group sold its holding in the insurance broker International Risk Management Group and on 1 January 2001 the Group sold its holding in Harrington Holdings and the company's insurance subsidiary.

Goodwill

In conjunction with the acquisitions, CHF 874 million and CHF 268 million of goodwill was recorded in 2000 and 2001, respectively. During the years ended 31 December 2000 and 2001, goodwill of CHF 310 million and CHF 368 million, respectively, was amortised.

As of 31 December 2000 and 2001, the balance of accumulated goodwill amortisation was CHF 664 million and CHF 945 million, respectively.

5. Deferred acquisition costs and acquired present value of future profits

CHF millions	2000 DAC	2000 PVFP	2001 DAC	2001 PVFP
Balance as of 1 January	2 391	2 756	3 155	3 917
Deferred	4 001		4 415	
Effect of acquisitions		1 696		4 240
Amortisation	−3 172	−333	−3 731	−356
Effect of change in unrealised gains/losses		−200		−133
Effect of foreign currency translation	−65	−2	−3	6
Balance as of 31 December	**3 155**	**3 917**	**3 836**	**7 674**

In prior years, the Group has differentiated between the deferred acquisition costs (DAC) that arose on life portfolio acquisitions effected as reinsurance agreements and the present value of future profits (PVFP) arising when a life portfolio is acquired through the acquisitions of legal entities. In essence, the DAC and PVFP assets are the same, and the Group has altered the presentation to show all as PVFP. The Group has also amended the disclosure of deferred acquisition costs to exclude acquisition costs considered non-deferrable. This has the effect of reducing the disclosed amounts for acquisition costs deferred and acquisition costs amortised. The 2000 figures are restated accordingly. Neither of these changes have any impact on net income or net equity.

The percentage of the PVFP which is expected to be amortised in each of the next five years is 7%, 6%, 6%, 6% and 6%, respectively.

6. Debt

The Group enters into long and short-term debt arrangements to obtain funds for general corporate use and specific transaction financing. The Group also issues operational debt to provide working capital for financing specific assets as part of its business activities. The Group defines long-term debt as debt having a maturity of greater than one year. The Group's long-term debt as of 31 December 2001 was:

Long-term financial debt

Senior debt

Maturity	Instrument	Issued in	Currency	Nominal in m	Interest rate	Book value in CHF m
2003	Exch. Bond	1998	NLG	925	1.250%	596
2004	Exch. Bond (TRIPLES)	1999	USD	530	2.250%	804
2005	EMTN	2001	GBP	150	5.625%	353
2006	Private Placement	2001	CHF	100	3.250%	100
2006	Senior Notes[1]	1996	USD	200	7.875%	331
2007	Trust preferred Stock (TruPs)[2]	1997	USD	42	8.720%	88
2007	Straight Bond	1997	CHF	500	3.750%	500
2008	Private Placement (step-up)	2001	CHF	200	3.420%	200
2013	Payment Undertaking Agreement	2000	USD	24	Libor−15bp	43
2015	EMTN (Straight Bond)	2001	CHF	150	4.000%	152
2026	Payment Undertaking Agreement	2000	USD	57	Libor−15bp	93
Total senior debt 2001						**3 260**
Total senior debt 2000						**3 013**

Subordinated debt

Maturity	Instrument	Issued in	Currency	Nominal in m	Interest rate...	...to first reset in	Book value in CHF m
2021	Convertible Bond	2001	USD	1 150	3.250%	2011	1 873
–	Subordinated Perpetual Loan	1998	DEM	340	Libor+40bp	2008	257
–	Subordinated Perpetual Loan	1998	DEM	400	5.710%	2008	302
–	Subordinated Perpetual Loan	1998	CHF	300	Libor+37.5bp	2008	300
–	Subordinated Perpetual Loan	1998	DEM	110	Libor+45bp	2010	83
–	Subordinated Perpetual Loan (PARCS)	1999	EUR	250	Euribor+55bp	2006	370
–	Subordinated Perpetual Bond (SUPERB's)	1999	CHF	600	3.750%	2011	600
Total subordinated debt 2001							**3 785**
Total subordinated debt 2000							**1 941**

[1] Assumed in the acquisition of Underwriters Re Group
[2] Assumed in the acquisition of Life Re Corporation

Long-term operational debt

Maturity	Instrument	Issued in	Currency	Nominal in m	Interest rate	Book value in CHF m
2013	Index Linked Notes	2001	USD	10	Libor+index	17
2014	Payment Undertaking Agreement	2001	USD	16	8.360%	27
2017	Payment Undertaking Agreement	2000	USD	64	Libor–15bp	113
2029	Payment Undertaking Agreement	2001	USD	28	Libor–15bp	46
2029	Payment Undertaking Agreement	2001	USD	42	Libor–15bp	70
Total long-term operational debt 2001						**273**
Total long-term operational debt 2000						**104**

Interest expense on long-term debt

Interest expense on long-term debt as of 31 December 2000 and 2001, respectively, was as follows:

CHF millions	2000	2001
Senior and long-term operational debt	105	90
Subordinated debt	90	92
Total	**195**	**182**

The majority of interest payments on debentures are payable annually with the principal due at maturity. Interest on bank and other loans is generally due semi-annually with principal due upon maturity.

In July 1997, the Group issued a straight bond with a face value of CHF 500 million, bearing interest at 3.75%, maturing on 2 July 2007, in exchange for proceeds of CHF 511 million. Interest is payable annually and the principal is due at maturity.

In May 1998, the Group issued CHF 1 010 million of multi-currency subordinated debt with a perpetual term, bearing interest at the rate of six-month LIBOR plus 37.5 basis points, for the first tranche of CHF 300 million, LIBOR plus 40 basis points for a tranche of DEM 340 million, LIBOR plus 45 basis points for a tranche of DEM 110 million payable semi-annually and 5.71% for a tranche of DEM 400 million, payable annually. The loan is subordinated in the event of liquidation to all senior creditors of Swiss Re Zurich, but will be paid in priority to all holders of its equity.

In June 1998, the Group issued exchangeable bonds with a face value of NLG 925 million bearing interest at 1.25% payable annually and maturing on 23 June 2003. The bonds are exchangeable into depositary receipts in respect of ordinary shares of ING Groep N.V.

In June 1999, the Group issued CHF 600 million in subordinated perpetual debt, with an interest rate of 3.75% for 12 years, resetting to six-month LIBOR plus 100–140 basis points thereafter, depending upon the rating of Swiss Re.

In June 1999, the Group also issued EUR 250 million of subordinated Perpetual Auction Reset Capital Solvency bonds, with a coupon of six-month EURIBOR plus 55 basis points for the first seven years. After seven years, and every five years thereafter, an auction will be conducted to determine the re-offer yield.

In June 1999, the Group also issued USD 530 million exchangeable notes with a five year term, bearing interest of 2.25% payable annually. The notes are exchangeable at the noteholders' option for shares of Swiss Re, Credit Suisse Group or Novartis AG.

In 2000, the Group entered into three Payment Undertaking Agreements (PUA's), which are a form of financing transactions in which a counterparty deposits funds with the Group having fixed repayment terms and interest rates on the deposited funds. In 2001, a further three PUA's were taken out by the Group.

During 2001, the Group issued two private placements in Switzerland. The first private placement was issued in June in the amount of CHF 200 million and is due between 2003 and 2008 with an initial coupon of 3.42% with a step-up in 2003. In September, an additional private placement of CHF 100 million was issued maturing in 2006 with a coupon of 3.25%.

In June 2001, the Group issued under the European Medium Term Note (EMTN) programme a straight bond totalling CHF 150 million with a coupon of 4% and a 14 year maturity. In August 2001, an additional GBP 150 million was issued under the EMTN programme with a maturity of 4 years and a coupon of 5.625%.

In October 2001, the Group issued USD 10 million Index Linked Notes. The notes have a maturity of 12 years and interest payments based on the three-month LIBOR as well as an Index related component.

In November 2001, concurrent with its global equity offering, the Group issued USD 1 150 million of subordinated convertible bonds. The bonds have a maturity of 20 years and a fixed coupon of 3.25% during the first 10 years, which will be reset to a floating six-month LIBOR plus 180 basis points for the last 10 years. Up to and including 21 November 2011, the bonds can be converted into Swiss Re shares at a price of CHF 207.19 per share with a fixed USD exchange rate of 1.6641. The bonds have been issued by the Group and are unconditionally and irrevocably guaranteed on a subordinated level.

7. Unpaid claims and claim adjustment expenses

Asbestos and environmental claims exposure

The Group's obligation for claims payments and claims settlement charges also includes obligations for long latent injury claims arising out of policies written prior to 1985, in particular in the area of US asbestos and environmental liability.

A reconciliation of the beginning and ending reserve balances for asbestos, environmental and other long latent liability claims and claim adjustment expenses for the periods presented is as follows:

CHF millions	2000	2001
Balance as of 1 January	4 293	3 280
Reinsurance recoverable	−478	−319
Net claims reserve	3 815	2 961
Claims incurred	−292	−12
Claims paid	−746	−293
Effect of foreign currency translation	90	78
Effect of acquisitions	94	23
Net claims reserve	2 961	2 757
Reinsurance recoverable	319	320
Balance as of 31 December	**3 280**	**3 077**

The reassessment of reserves has demonstrated that reserves established in prior years continue to be sufficient. The Group also maintains an active commutation strategy to reduce exposure, although the number and amount of commutations was lower in 2001 compared to 2000. When commutation payments are made, the traditional "survival ratio" is artificially reduced by premature payments which does not necessarily imply a reduction in reserve adequacy.

The Group provisions are the undiscounted value of potential ultimate claims payments and claims settlement charges, less amounts paid to date.

Provisions for long latent injury claims outstanding on 31 December 2001 reflect the estimated future trend of claims payments and claims settlement charges. Due to the inherent uncertainties and assumptions on which these estimates are based, however, the Group cannot exclude the need to make further additions to these provisions in the future.

8. Personnel expenses

CHF millions	2000	2001
Wages and salaries	1 395	1 577
Employee benefits	233	247

The total number of employees in the Group was 9 585 as of 31 December 2000. During 2001 the Group acquired Conning in July adding 259 employees and Lincoln Re in December adding 735 employees. In January 2001, the Group sold IRMG which employed 423 employees, and in December 2001 NCM was sold. At the date of disposal, NCM employed 1 590 people. The Group had 8 623 employees as of 31 December 2001.

9. Shareholders' equity

All of the Group's reinsurance companies prepare statutory financial statements based on local laws and regulations, which in some jurisdictions impose complex regulatory requirements. Most jurisdictions require reinsurers to maintain a minimum amount of capital in excess of a statutory definition of net assets or maintain certain minimum capital and surplus levels. In addition, some jurisdictions place certain restrictions on amounts that may be loaned or transferred to the parent company. The Group's ability to pay dividends may be restricted by these requirements.

Share data

CHF millions (except share data)	2000*	2001
Basic earnings / losses per share		
Income / loss available to common shares	2 966	–165
Weighted average common shares outstanding	285 514 340	288 236 721
Net income / loss per share in CHF	10.39	–0.57
Effect of dilutive securities		
Change in average number of shares due to:		
Employee options	635 360	
Diluted earnings / losses per share		
Income / loss available to common shares assuming debt conversion and exercise of options	2 966	–165
Weighted average common shares outstanding	286 149 700	288 236 721
Net income / loss per share in CHF	10.37	–0.57

The Group holds 3 936 100* and 5 158 310 authorised and issued shares as of 31 December 2000 and 2001, respectively, which are kept in escrow for satisfying obligations arising from employee options.

The effects of debt conversion have not been included in the 2000 and 2001 earnings / losses per share, as the effect of converting to 1 543 720* and 9 236 800 shares, respectively, were anti-dilutive. In addition, 585 886 employee options have not been included in the 2001 earnings / losses per share, as they were anti-dilutive.

*Adjusted by 20-for-1 share split

Notes to the Group financial statements

9. Shareholder's equity (continued)

Own shares

The following own shares of Swiss Re Zurich are held by the Group:

2000	Number of registered shares*	CHF millions
Own shares held as of 1 January at cost	11 609 920	1 005
Purchases	3 018 300	444
Sales	−11 676 140	−1 396
Capital reduction from share repurchase	−1 453 000	−195
Realised gains		391
Own shares held as of 31 December at cost	**1 499 080**	**249**
Own shares held as of 31 December at market value	**1 499 080**	**293**

2001	Number of registered shares	CHF millions
Own shares held as of 1 January at cost	1 499 080	249
Purchases	654 832	98
Sales	−842 140	−136
Realised gains		7
Own shares held as of 31 December at cost	**1 311 772**	**218**
Own shares held as of 31 December at market value	**1 311 772**	**220**

* Adjusted by 20-for-1 share split

10. Income taxes

The Group is generally subject to corporate income taxes based on the taxable net income in various jurisdictions in which the Group operates. The components of the income tax charge were:

CHF millions	2000	2001
Current taxes	364	3
Deferred taxes	325	58
Income tax expense	**689**	**61**

The components of deferred income taxes were as follows:

CHF millions	2000	2001
Deferred tax assets		
Technical provisions	1 526	2 048
Unrealised losses on investments	432	563
Benefit on loss carryforwards	567	1 145
Discounting reserve	106	262
Other	858	1 431
Gross deferred tax asset	3 489	5 449
Valuation allowance	−277	−311
Total	**3 212**	**5 138**
Deferred tax liabilities		
Present value of future profits	1 223	2 633
Deferred acquisition costs	395	778
Technical provisions	675	1 058
Bond amortisation	691	93
Unrealised gains on investments	1 968	378
Other	1 702	1 697
Total	**6 654**	**6 637**
Deferred income taxes	**3 442**	**1 499**

As of 31 December 2001, the Group had CHF 3 222 million of foreign net operating tax loss carryforwards, expiring as follows: CHF 37 million in 2002, CHF 35 million in 2003, CHF 12 million in 2005 and CHF 3 138 million after 2007. The Group also had capital loss carryforwards of CHF 25 million expiring as follows: CHF 4 million in 2004, CHF 18 million in 2005, CHF 2 million in 2006 and CHF 1 million after 2007.

Income taxes paid in 2001 were CHF 339 million, and in 2000 CHF 627 million.

11. Compensation and remuneration of directors and executive officers

The Group paid an aggregate of CHF 31.8 million in 2000 and CHF 42.8 million in 2001 to the members of the Executive Board and to the members of the Board of Directors (27 people in total) for services in all capacities. Non-executive members of the Board of Directors receive 1 000 shares of restricted stock in remuneration for their services annually. Executive members of the Board of Directors and the Executive Board received CHF 18.5 million in 2000 and CHF 22.6 million in 2001 of their remuneration in the form of bonuses taken in restricted shares. Bonuses paid in 2001 relate to the performance of the Group in 2000. In addition, the Group contributed or accrued CHF 2.4 million in 2000 and CHF 7.6 million in 2001 for pension, retirement or similar benefits for the Executive Board. In addition, CHF 26.1 million was paid to a member of the Executive Board pursuant to the terms of an acquisition agreement which provided for compensation should certain performance targets be met. The final payments under this agreement will be made in 2002.

12. Benefit plans

Defined benefit pension plans and post-retirement benefits

The Group sponsors various funded defined benefit pension plans covering the majority of its world-wide operations. Employer contributions to the plans are charged to income on a basis which recognises the costs of pensions over the expected service lives of employees covered by the plans. The Group's funding policy for these plans is to contribute annually at a rate that is intended to maintain a level percentage of compensation for the employees covered. A full valuation is prepared at least every three years.

The Group also provides certain health-care and life insurance benefits for retired employees and their dependents. Employees become eligible for these benefits when they become eligible for pension benefits.

	Pension benefits		Other benefits	
CHF millions	2000	2001	2000	2001
Benefit obligation as of 1 January	2 660	2 782	378	425
Service cost	114	122	34	37
Interest cost	133	139	20	20
Amendments	42	−5		−35
Actuarial gains / losses	−73	88	−20	−17
Benefits paid	−81	−112	−8	−8
Acquisitions / disposals	27	−257	6	59
Foreign currency translation adjustments	−40	−4	15	−1
Benefit obligation as of 31 December	**2 782**	**2 753**	**425**	**480**
Fair value of plan assets as of 1 January	3 424	3 474		
Actual return on plan assets	184	−231		
Company contribution	44	37	8	8
Benefits paid	−81	−112	−8	−8
Acquisitions / disposals	25	−323		
Curtailment / settlement	−74			
Foreign currency translation adjustments	−48	−2		
Fair value of plan assets as of 31 December	**3 474**	**2 843**		
Reconciliation of balance sheet				
Funded status	692	90	−425	−480
Unrecognised losses / gains	−415	120	78	60
Unrecognised prior service cost	58	53	−25	−60
Unrecognised transition obligation / asset	−112	−87		
Net amount recognised	**223**	**176**	**−372**	**−480**
Amounts recognised in the balance sheet consist of				
Prepaid benefit cost	428	389		
Accrued benefit liability	−205	−213	−372	−480
Net amount recognised	**223**	**176**	**−372**	**−480**

12. Benefit plans (continued)

CHF millions	Pension benefits 2000	2001	Other benefits 2000	2001
Components of net periodic benefit cost				
Service cost (net of participant contributions)	114	122	34	37
Interest cost	133	139	20	20
Expected return on assets	−187	−197		
Amortisation of:				
Net gain / loss	−8	−11	4	1
Prior service cost	5	6	−2	−1
Transition obligation / asset	−25	−25		
Subtotal	32	34	56	57
Effect of settlement, curtailment and termination	4			
Net periodic benefit cost	**36**	**34**	**56**	**57**
Weighted average assumptions at year end				
Discount rate in %	5.1	5.0	5.0	5.1
Expected return on plan assets in %	6.0	5.8		
Rate of compensation increase in %	3.5	3.3		
Medical trend – initial rate in %			7.8	7.5
Medical trend – ultimate rate in %			4.6	4.7

Assumed health-care cost trend rates have a significant effect on the amounts reported for the health-care plans. A one percentage point change in assumed health-care cost trend rates would have the following effects for 2001:

CHF millions	1 percentage point increase	1 percentage point decrease
Effect on total of service and interest cost components	16	−12
Effect on post-retirement benefit obligation	83	−65

Defined contribution pension plans

The Group sponsors a number of defined contribution plans to which employees and the Group make contributions. The accumulated balances are paid as a lump sum at the earlier of retirement, termination, disability or death. The amount expensed in 2000 was CHF 18 million, and in 2001 CHF 20 million.

13. Stock compensation plans

As of 31 December 2000 and 2001, the Group had the following stock-based compensation plans, which are described below.

Fixed option plan

Under the fixed option plan, the Group may grant options for a certain number of Swiss Re shares to members of the Executive Board and certain members of management each year. Under the plan, the exercise price of each option equals the market price of the shares on the date of the grant. Options issued vest at the end of the fourth year and have a maximum life of ten years.

A summary of the activity of the Group's fixed stock option plan is as follows:

	Weighted average exercise price in CHF	2000* Shares	Weighted average exercise price in CHF	2001 Shares
Outstanding, 1 January	126	2 520 640	129	3 936 100
Options granted	130	1 615 560	185	1 937 660
Options exercised	78	−173 200	78	−534 310
Options forfeited	155	−26 900	160	−181 140
Outstanding, 31 December	**129**	**3 936 100**	**155**	**5 158 310**
Exercisable, 31 December		225 000		307 290
Weighted average fair value of options granted during the year	28		43	

* Adjusted by 20-for-1 share split

The following table summarises the status of fixed stock options outstanding as of 31 December 2001.

Range of exercise price in CHF	Number of options	Weighted average remaining contractual life in years	Weighted average exercise price in CHF
60 – 74	307 290	2.3	72
128 – 160	2 029 560	7.5	135
162 – 187	2 821 460	8.6	178
60 – 187	**5 158 310**	**7.8**	**155**

The fair value of each option grant is estimated on the date of the grant using a binomial option-pricing model with the following weighted average assumptions used for grants in 2000 and 2001, respectively: dividend yield of 2.5% and 2.0%; expected volatility of 22% and 23.1%; risk-free interest rate of 3.8% and 3.4%; expected life of 5.5 years and 5.75 years.

From annual option plans 1995 – 2001, an aggregate of 1 138 101 options to purchase the same number of shares were held by members of the Executive Board, as of 31 December 2001. Options vest after four years.

The Group does not recognise compensation expense for these options. If compensation expense for the options had been recognised, the Group's net income and earnings per share would approximate the pro forma amounts in the following table:

CHF millions	2000*	2001
Net income / loss	2 922	–248
Earnings / losses per share in CHF:		
Basic	10.23	–0.86
Diluted	10.21	–0.86

* Adjusted by 20-for-1 share split

Employee participation plan

In 2001, Swiss Re introduced a new employee participation plan consisting of a savings scheme lasting two or three years. Employees combine regular savings with the purchase of either actual or tracking options. Swiss Re matches the savings of the employee with an employer contribution.

At maturity, the employee either receives shares or cash equal to the accumulated savings balance, or the employee may elect to exercise the options.

In 2001, 452 660 options were issued to employees, and the company contributed CHF 6 million to the plan.

14. Commitments and contingent liabilities

As of 31 December 2000 and 2001, the Group had outstanding guarantees of CHF 2 815 million and CHF 5 792 million, respectively.

As a participant in limited investment partnerships, the Group commits itself to making available certain amounts of investment funding, callable by the partnership for periods of up to 10 years. The total commitments remaining uncalled as of 31 December 2000 and 2001 were CHF 1 074 million and CHF 1 176 million, respectively.

As part of its regular business, the Group makes capital (equity, debt) available to clients, contingent on the occurrence of a defined event.

The Group had five guarantees as of 31 December 2000 and 2001, which primarily indemnify the purchasers of former Group entities for possible run-off losses or claims for pending litigation. The Group enters into guarantees with regulators, purchasers of former Group entities and others in the ordinary course of business.

As part of its normal business operations, the Group enters into a number of agreements for the leasing of premises. Such agreements, which are operating leases, total the following obligations for the next five years and thereafter:

As of 31 December 2001	CHF millions
2002	44
2003	42
2004	40
2005	37
2006	32
After 2006	184
Total	**379**

The corresponding lease expenses incurred in 2000 and 2001 were CHF 41 million and CHF 45 million, respectively.

In the normal course of business operations, the Group is involved in various claims, lawsuits and regulatory matters. In the opinion of management, the disposition of these or any other legal matters, except for matters relating to the 11 September 2001 described below, will not have a material adverse effect on the Group's business, consolidated financial position or results of operations.

11 September 2001

The Group underwrote a significant share of the excess coverage for the USD 3.5 billion in first party insurance obtained by the lessees of building 1, 2, 4, and 5 of the World Trade Center.

Following the September 11 terrorist attack, the Group initiated litigation against the lessees, its lenders and the Port Authority of New York and New Jersey, in the United States District Court for the Southern District of New York to obtain a judicial declaration of its rights and obligations with respect to all parties in interest. That action is captioned *SR International Business Insurance Ltd. v. World Trade Center Properties, LLC,* Case No. 01 CV 9291 (JSM). The defendants have filed counterclaims and joined other insurers including Swiss Reinsurance Co. (UK) Ltd.

The insured contends that the destruction of the World Trade Center constitutes more than one occurrence under the coverage that the Group agreed to provide to the lessees. A trial is currently scheduled for September 2002. If judgement is granted in favour of the insured, then this could have a material impact on the Group's results of operations or statement of financial position.

15. Assets under management

The Group acts as manager for certain pooled funds that operate similarly to mutual funds. As of 31 December 2000 and 2001, net third party assets under management at market value were CHF 6 801 million and CHF 60 040 million, respectively.

16. Information on business segments

The Group provides reinsurance and financial services throughout the world. Swiss Re Group has three business groups, which are determined by the organisational structure. These are Property & Casualty Business Group (former Non-Life Business Group); Life & Health Business Group, which includes life, health and disability reinsurance; Financial Services Business Group, which includes asset management, investment banking, credit and risk solutions. The Corporate Centre provides direction and Group-wide support to the business groups.

The main expenses excluded from the measurement of segments are goodwill amortisation, interest expenses and indirect taxes.

Net investment income and realised gains are allocated to business groups based on the net investment income and realised gains of the legal entities that are operated by these business groups. Where one entity is utilised by two or more business groups, the investment income and realised gains are allocated to these business groups using technical reserves and other information as a key for the allocation.

a) Business Group results

2000 *CHF millions*	Property & Casualty	Life & Health	Financial Services[1]	Corporate Centre	Reconciliation	Total
Revenues						
Premiums earned	11 530	8 330	2 221			22 081
Net investment income	1 722	2 530	458		92	4 802
Net realised investment gains	2 459	453	738		625	4 275
Other revenues			217		178	395
Total revenues	**15 711**	**11 313**	**3 634**		**895**	**31 553**
Expenses						
Claims and claim adjustment expenses; life and health benefits	−10 143	−7 448	−2 040			−19 631
Acquisition costs	−2 653	−1 912	−318			−4 883
Amortisation of goodwill					−310	−310
Other operating costs and expenses	−751	−506	−845	−321	−651	−3 074
Total expenses	**−13 547**	**−9 866**	**−3 203**	**−321**	**−961**	**−27 898**
Operating income	**2 164**	**1 447**	**431**	**−321**	**−66**	**3 655**

2001 *CHF millions*	Property & Casualty	Life & Health	Financial Services[1]	Corporate Centre	Reconciliation	Total
Revenues						
Premiums earned	13 846	8 922	2 451			25 219
Net investment income	1 712	3 388	571		94	5 765
Net realised investment gains	1 855	515	164		131	2 665
Other revenues			315		140	455
Total revenues	**17 413**	**12 825**	**3 501**		**365**	**34 104**
Expenses						
Claims and claim adjustment expenses; life and health benefits	−13 055	−8 502	−3 241			−24 798
Acquisition costs	−3 371	−2 077	−210			−5 658
Amortisation of goodwill					−368	−368
Other operating costs and expenses	−706	−564	−982	−450	−682	−3 384
Total expenses	**−17 132**	**−11 143**	**−4 433**	**−450**	**−1 050**	**−34 208**
Operating income / loss	**281**	**1 682**	**−932**	**−450**	**−685**	**−104**

[1] The Financial Services segment total above differs from the business unit presentation due to reclassifications. (see note 16f for further details)

Notes to the Group financial statements

16. Information on business segments (continued)

b) Supplementary income statement information

Premiums, claims and claim adjustment expenses are reported net of retrocession in the Group's income statement. Gross, retroceded and net amounts for these items were as follows:

2000 CHF millions	Property & Casualty	Life & Health	Financial Services	Total
Premiums				
Premiums written, gross	12 944	9 147	3 966	26 057
Premiums written, retro	−895	−817	−1 011	−2 723
Premiums written, net	12 049	8 330	2 955	23 334
Change unearned premiums, gross	−537		−1 308	−1 845
Change unearned premiums, retro	18		574	592
Change unearned premiums, net	−519		−734	−1 253
Premiums earned	**11 530**	**8 330**	**2 221**	**22 081**
Claims				
Claims paid, gross	−9 995	−5 905	−1 422	−17 322
Claims paid, retro	1 168	627	−72	1 723
Claims paid, net	−8 827	−5 278	−1 494	−15 599
Claims and claim adjustment expenses; life and health benefits, gross	−246	−1 988	−469	−2 703
Claims and claim adjustment expenses; life and health benefits, retro	−379	−182	−217	−778
Claims and claim adjustment expenses; life and health benefits, net	−625	−2 170	−686	−3 481
Change equalisation reserves	−691		140	−551
Claims and claim adjustment expenses; life and health benefits	**−10 143**	**−7 448**	**−2 040**	**−19 631**
Acquisition costs				
Acquisition costs, gross	−2 810	−2 167	−442	−5 419
Acquisition costs, retro	157	255	124	536
Acquisition costs, net	**−2 653**	**−1 912**	**−318**	**−4 883**

2001 CHF millions	Property & Casualty	Life & Health	Financial Services	Total
Premiums				
Premiums written, gross	15 795	9 657	3 019	28 471
Premiums written, retro	−1 378	−728	−549	−2 655
Premiums written, net	14 417	8 929	2 470	25 816
Change unearned premiums, gross	−579	−7	69	−517
Change unearned premiums, retro	8		−88	−80
Change unearned premiums, net	−571	−7	−19	−597
Premiums earned	**13 846**	**8 922**	**2 451**	**25 219**
Claims				
Claims paid, gross	−9 506	−7 537	−1 640	−18 683
Claims paid, retro	1 295	678	69	2 042
Claims paid, net	−8 211	−6 859	−1 571	−16 641
Claims and claim adjustment expenses; life and health benefits, gross	−5 846	−1 634	−2 568	−10 048
Claims and claim adjustment expenses; life and health benefits, retro	380	−9	69	440
Claims and claim adjustment expenses; life and health benefits, net	−5 466	−1 643	−2 499	−9 608
Change equalisation reserves	622		829	1 451
Claims and claim adjustment expenses; life and health benefits	**−13 055**	**−8 502**	**−3 241**	**−24 798**
Acquisition costs				
Acquisition costs, gross	−3 632	−2 216	−338	−6 186
Acquisition costs, retro	261	139	128	528
Acquisition costs, net	**−3 371**	**−2 077**	**−210**	**−5 658**

Notes to the Group financial statements

16. Information on business segments (continued)

c) Supplementary balance sheet information

Unpaid claims and claim adjustment expenses, liabilities for life and health policy benefits and unearned premiums are reported gross in the Group's balance sheet. Gross and retroceded amounts for these items were as follows:

2000 CHF millions	Property & Casualty	Life & Health	Financial Services	Total
Assets				
Reinsurance recoverable				
Reinsurance recoverable on paid and unpaid claims	3 531	1 225	498	5 254
Reinsurance recoverable on life and health policy benefits		1 205		1 205
Total	3 531	2 430	498	6 459
Prepaid reinsurance premiums	180	2	598	780
Liabilities				
Provisions for profit commissions[1]	742	269	79	1 090
Unpaid claims and claim adjustment expenses				
Unpaid claims and claim adjustment expenses	39 543	9 444	7 594	56 581
Equalisation reserves				3 019
Total				59 600
Life and health policy benefits		29 024	276	29 300
Separate account liabilities[2]		1 964		1 964
Unearned premiums	3 704	227	2 200	6 131

[1]These balances are included in reinsurance payable.
[2]These balances are included in accruals and other liabilities.

2001 CHF millions	Property & Casualty	Life & Health	Financial Services	Total
Assets				
Reinsurance recoverable				
Reinsurance recoverable on paid and unpaid claims	3 655	1 298	584	5 537
Reinsurance recoverable on life and health policy benefits		2 317		2 317
Total	3 655	3 615	584	7 854
Prepaid reinsurance premiums	224	2	446	672
Liabilities				
Provisions for profit commissions[1]	611	229	23	863
Unpaid claims and claim adjustment expenses				
Unpaid claims and claim adjustment expenses	46 011	10 825	10 397	67 233
Equalisation reserves				1 385
Total				68 618
Life and health policy benefits		41 083	287	41 370
Separate account liabilities[2]		1 943		1 943
Unearned premiums	4 300	247	1 852	6 399

[1] These balances are included in reinsurance payable.
[2] These balances are included in accruals and other liabilities.

Notes to the Group financial statements

16. Information on business segments (continued)

d) Property & Casualty Business Group – Line of business

2000 CHF millions	Property	Liability	Motor	Accident	Other lines	Property & Casualty Business Group
Revenues						
Premiums earned	3 850	2 326	2 520	889	1 945	11 530
Expenses						
Claims and claim adjustment expenses	–3 827	–1 822	–2 384	–718	–1 392	–10 143
Acquisition costs	–913	–485	–478	–230	–547	–2 653
Other operating costs and expenses	–219	–154	–120	–72	–186	–751
Underwriting result	**–1 109**	**–135**	**–462**	**–131**	**–180**	**–2 017**
Claims ratio in %	99	78	94	81	71	88
Expense ratio in %	30	28	24	34	38	29
Combined ratio in %	129	106	118	115	109	117

2001 CHF millions	Property	Liability	Motor	Accident	Other lines	Property & Casualty Business Group
Revenues						
Premiums earned	4 675	2 840	2 989	1 077	2 265	13 846
Expenses						
Claims and claim adjustment expenses	–5 013	–2 685	–2 406	–690	–2 261	–13 055
Acquisition costs	–1 117	–712	–702	–261	–579	–3 371
Other operating costs and expenses	–233	–156	–129	–68	–120	–706
Underwriting result	**–1 688**	**–713**	**–248**	**58**	**–695**	**–3 286**
Claims ratio in %	107	94	80	64	100	95
Expense ratio in %	29	31	28	31	31	29
Combined ratio in %	136	125	108	95	131	124

e) Life & Health Business Group

2000 CHF millions	Life	Health	Life & Health Business Group
Revenues			
Premiums earned	6 439	1 891	8 330
Net investment income	1 888	642	2 530
Net realised investment gains	112	341	453
Total revenues	**8 439**	**2 874**	**11 313**
Expenses			
Life and health benefits	−5 526	−1 922	−7 448
Acquisition costs	−1 508	−404	−1 912
Other operating costs and expenses	−384	−122	−506
Total expenses	**−7 418**	**−2 448**	**−9 866**
Operating income	**1 021**	**426**	**1 447**
Management expense ratio in %	4.6	4.8	4.7
Return on operating revenues in %	10.9	3.4	9.2

2001 CHF millions	Life	Health	Life & Health Business Group
Revenues			
Premiums earned	7 409	1 513	8 922
Net investment income	2 743	645	3 388
Net realised investment gains	292	223	515
Total revenues	**10 444**	**2 381**	**12 825**
Expenses			
Life and health benefits	−6 867	−1 635	−8 502
Acquisition costs	−1 779	−298	−2 077
Other operating costs and expenses	−451	−113	−564
Total expenses	**−9 097**	**−2 046**	**−11 143**
Operating income	**1 347**	**335**	**1 682**
Management expense ratio in %	4.4	5.2	4.6
Return on operating revenues in %	10.4	5.2	9.5

Notes to the Group financial statements

16. Information on business segments (continued)

f) Financial Services Business Group – Business units

2000 CHF millions	Asset Management	Investment Banking	Credit Solutions	Risk Solutions	Financial Services business unit total	Financial Services segment total[1]
Revenues						
Premiums earned			874	1 246	2 120	2 221
Net investment income	4		16	368	388	458
Net realised investment gains	93	35	59	551	738	738
Other revenues	212	177	35	66	490	217
Total revenues	**309**	**212**	**984**	**2 231**	**3 736**	**3 634**
Expenses						
Claims and claim adjustment expenses			−400	−1 654	−2 054	−2 040
Acquisition cost			−115	−203	−318	−318
Other operating costs and expenses	−211	−214	−317	−191	−933	−845
Total expenses	**−211**	**−214**	**−832**	**−2 048**	**−3 305**	**−3 203**
Operating income / loss	**98**	**−2**	**152**	**183**	**431**	**431**

[1] The total per business unit differs from the total segment result per individual line item due to reclassifications. The main reclassifications are to present net the results of an investment broker which was sold in 2001 and to reallocate certain fee income from investment income to other revenues and investment expenses from investment income to other operating costs and expenses. The reclassifications do not affect operating income.

2001 CHF millions	Asset Management	Investment Banking	Credit Solutions	Risk Solutions	Financial Services business unit total	Financial Services segment total[2]
Revenues						
Premiums earned			885	1 566	2 451	2 451
Net investment income	155	5	117	342	619	571
Net realised investment gains	−19	−62	−51	296	164	164
Other revenues	263	206	39	59	567	315
Total revenues	**399**	**149**	**990**	**2 263**	**3 801**	**3 501**
Expenses						
Claims and claim adjustment expenses			−391	−2 850	−3 241	−3 241
Acquisition cost		−15	−85	−125	−225	−210
Other operating costs and expenses	−387	−280	−407	−193	−1 267	−982
Total expenses	**−387**	**−295**	**−883**	**−3 168**	**−4 733**	**−4 433**
Operating income / loss	**12**	**−146**	**107**	**−905**	**−932**	**−932**

[2] The total per business unit differs from the total segment result per individual line item due to reclassifications. The main reclassifications are to reallocate fee income from investment income to other revenues and investment expenses from investment income to other operating costs and expenses. The reclassifications do not affect operating income.

g) Geographic gross premiums written

CHF millions	2000	2001
United States	8 354	11 278
United Kingdom	3 801	3 682
Germany	1 866	1 939
Netherlands	1 447	1 559
Switzerland	1 570	1 321
Italy	1 139	967
France	697	794
Canada	781	770
Other	6 402	6 161
Total	**26 057**	**28 471**

h) Gross premiums written by line of business

CHF millions	2000	2001
Property	4 838	6 260
Liability	3 578	3 728
Motor	2 661	3 139
Credit/surety	2 519	1 805
Accident	1 046	1 248
Marine	800	887
Engineering	743	867
Aviation / other lines	694	849
Total non-life	**16 879**	**18 783**
Total life / health	**9 178**	**9 688**
Total gross premiums written	**26 057**	**28 471**

17. Subsidiaries and equity investees

	Affiliation in % as of 31.12.2001	Method of consolidation
Europe		
Switzerland		
Diax Holding	25.5	e
European Reinsurance Company of Zurich	100	f
Schweiz Allgemeine Versicherungsgesellschaft	100	f
Swiss Re Investors Zurich	100	f
Swiss Re Partnership Holding AG	100	f
Xenum Finance AG	42.5	e
Germany		
Swiss Re Germany	100	f
Swiss Re Germany Holding Aktiengesellschaft	100	f
United Kingdom		
European Credit and Guarantee Insurance PCC Limited	100	f
Fox-Pitt, Kelton Group Limited	83.1	f
Palatine Insurance Company Limited	100	f
Princess Management & Insurance Ltd.	49.99	e
SR International Business Insurance Company Ltd.	100	f
Swiss Re (UK) House Ltd.	100	f
Swiss Re Asset Management Ltd.	100	f
Swiss Re Capital Markets Limited	100	f
Swiss Re GB Limited	100	f
Swiss Re Life & Health Limited	100	f
Swiss Re New Markets Ltd.	100	f
Swiss Reinsurance Company UK Limited	100	f
The Mercantile & General Reinsurance Company	100	f
Ireland		
Swiss Re International Treasury Ltd.	100	f
Swiss Re Ireland Ltd.	100	f
Italy		
Swiss Re Italia S.p.A.	100	f
Luxembourg		
Swiss Re Treasury & Management (Luxembourg) S.A.	100	f
Swiss Re Treasury (Luxembourg) S.A.	100	f
Netherlands		
Gerling NCM Credit and Finance AG	44.1	e
Swiss Re Nederland Holding B.V. with 2 subsidiaries	100	f

Method of consolidation:
f full
e equity

	Affiliation in % as of 31.12.2001	Method of consolidation
Norway		
Swiss Re Norway	100	f
North America		
Barbados		
Atlantic International Reinsurance Company Ltd.	100	f
European Atlantic Reassurance Company Ltd.	100	f
European Finance Reinsurance Company Ltd.	100	f
European International Holding Company Ltd.	100	f
European International Reinsurance Company Ltd.	100	f
Stockwood Reinsurance Company Ltd.	100	f
Bermuda		
Englewood Ltd.	100	f
Life Re International, Ltd.	100	f
Lincoln National Reinsurance Company Ltd.	100	f
Partner Reinsurance Company[1]	27.59	e
Swiss Re Capital Management (Bermuda) Ltd.	100	f
Swiss Re Finance (Bermuda) Ltd.	100	f
Swiss Re Investments (Bermuda) Ltd.	100	f
Canada		
Swiss Re Holdings (Canada) Inc.	100	f
Swiss Re Life & Health Canada	100	f
Swiss Reinsurance Company Canada	100	f
United States		
Allied Life Financial Corporation	100	f
Assure America, Inc.	100	f
Conning Group	100	f
Facility Insurance Holding Corporation	100	f
Life Re Capital Trust I	100	f
Life Re Capital Trust II	100	f
Life Reassurance Corporation of America	100	f
Lincoln National Health & Casualty Insurance Company	100	f
Lincoln National Reassurance Company	100	f
LSL Financial Corporation	100	f
Midland Life Insurance Company	100	f
NAS Management Inc.	100	f
North American Capacity Insurance Company	100	f
North American Elite Insurance Company	100	f
North American Specialty Insurance Company	100	f
Old Fort Insurance Company Ltd.	100	f
Reassure America Life Insurance Company	100	f

[1] Voting share 28.7%

Notes to the Group financial statements

17. Subsidiaries and equity investees (continued)

	Affiliation in % as of 31.12.2001	Method of consolidation
Southwestern Life Insurance Company	100	f
Swiss Re America Holding Corporation	100	f
Swiss Re Atrium Corporation	100	f
Swiss Re Capital Markets Corporation	100	f
Swiss Re Capital Partner (US) Inc.	100	f
Swiss Re Financial Products Corporation	100	f
Swiss Re Investors America	100	f
Swiss Re Life & Health America Inc.	100	f
Swiss Re Management Corporation	100	f
Swiss Re New Markets Corporation	100	f
Swiss Reinsurance America Corporation	100	f
Underwriters Re	100	f
Washington International Insurance Company	100	f
Latin America		
Mexico		
Swiss Re México, S.A.	100	f
Australia		
Swiss Re Australia Ltd.	100	f
Swiss Re Life & Health Australia Limited	100	f
The Mercantile and General Reinsurance Company of Australia Limited	100	f
Swiss Re Investors Australia Pty Ltd.	100	f
Africa		
South Africa		
Swiss Re Southern Africa Limited	100	f
Swiss Re Life & Health Southern Africa Limited	100	f
Swiss Re Investors Southern Africa	100	f
Asia		
Hong Kong		
Swiss Re Investors Asia Limited	100	f

Method of consolidation:
f full
e equity

18. Restructuring provision

At the end of 2000 the Group established a provision for restructuring the Property & Casualty Business Group.

The Property & Casualty Business Group paid CHF 15 million in redundancy benefits to employees. These costs related to the termination of administrative and marketing functions in Zurich and the relocation of these functions to the US, Mexico, Germany and Hong Kong. Other charges of CHF 13 million were incurred in connection with these changes. Both amounts were charged against the liability established for this purpose as of 31 December 2000.

The Property & Casualty Business Group has re-estimated the ultimate cost of restructuring and the provision has been reduced by CHF 46 million. This reduction has been excluded from the Group's segment results, as was the creation of the provision in 2000.

As a result of the Group's acquisition of the reinsurance operations of Lincoln National Corporation, the Group has established a restructuring provision of CHF 70 million. The provision was established as part of the purchase transaction which does not result in a charge to net income.

Following the creation of the Financial Services Business Group, a further restructuring provision of CHF 75 million has been established in respect of redundancy costs and lease abandonment.

	CHF millions
Restructuring provision established as of 31 December 2000	110
Property & Casualty Business Group – costs incurred	–28
Life & Health Business Group – acquistion of Lincoln Re	70
Financial Services Business Group	75
Re-estimate of Property & Casualty Business Group requirements	–46
Restructuring provision as of 31 December 2001	**181**

Report of the Group auditors

To the General Meeting of
Swiss Reinsurance Company
Zurich

As auditors of the Group, we have audited the consolidated financial statements (income statement, balance sheet, statement of shareholders' equity, statement of comprehensive income, statement of cash flow and notes to the Group financial statements / pages 3 to 51) of Swiss Re Group for the year ended 31 December 2001.

These consolidated financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with auditing standards promulgated by the Swiss profession and with the International Standards on Auditing issued by the International Federation of Accountants (IFAC), which require that an audit be planned and performed to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the consolidated financial statements. We have also assessed the accounting principles used, significant estimates made and the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the financial position, the results of operations and the cash flows in accordance with the Swiss GAAP FER and comply with Swiss law.

We recommend that the consolidated financial statements submitted to you be approved.

PricewaterhouseCoopers Ltd

Michael P. Nelligan   Ray J. Kunz

Zurich, 10 April 2002

Annual report
Swiss Reinsurance Company, Zurich

Reinsurance and holding company

Swiss Reinsurance Company, Zurich, performs a dual role within Swiss Re Group as both a reinsurance and a holding company. The assessment of the market position, profitability and financial strength of our world-wide organisation must focus primarily on the consolidated financial statements.

The following commentary on the 2001 financial year of the parent company therefore complements the review of the financial year of the Swiss Re Group and is intentionally kept short.

Financial year 2001

The business year was characterised by the largest claim ever, the terror attacks on 11 September in the United States and the subsequent turbulence in the capital markets. In addition, the largest capital increase in the history of Swiss Re, the acquisition of Lincoln Re, a US based life insurer, and other structural changes in the Swiss Re organisation had significant impacts on the 2001 financial statements.

Result of the financial year

After-tax profit for the financial year based on the Swiss legal accounting regulations amounted to CHF 930 million compared to CHF 1 146 million in 2000. The technical result deteriorated significantly due to the effect of the 11 September attack. This decrease was partly offset by the improvement of the non-technical result which was triggered by substantially lower depreciation on goodwill and securities.

Reinsurance result

The net premium volume recorded an increase of 34% to CHF 11 415 million. Mainly, this increase was caused by the extension of Group internal retrocessions. The Property & Casualty Business Group's share was 63%, Life & Health Business Group's 21% and 16% related to the Financial Services Business Group.

The technical result was marked by a considerable increase of CHF 2 729 million in claims incurred, due to the 11 September event. Equalisation reserves for catastrophe claims in the total amount of CHF 1 262 million were released.

Investments

The investment result rose by CHF 489 million to CHF 4 162 million. Investment income, consisting of current income and realised gains, decreased by CHF 542 million to CHF 5 811 million. A substantial part of the realised gains was attributable to transfers of minority holdings within Swiss Re Group. Investment charges decreased by CHF 1 031 million to CHF 1 649 million since depreciation on goodwill and securities was substantially lower than in the previous year.

The balance sheet amount of investments increased by CHF 7.9 billion to CHF 45.6 billion. Most notably, this resulted from the cash inflow due to the capital increase and from the extension of Group internal business. These additional funds were mainly invested as capital contributions and loans to subsidiaries.

Technical provisions

The technical provisions rose by 20% to CHF 28 125 million. This is the effect of both the increased business portfolio and the impact of large losses recorded in the financial year. The provision for catastrophe claims as of 31 December 2001 amounted to CHF 434 million after a release of CHF 1 262 million in the year under report.

Subordinated liabilities

As of 31 December 2001, the company held four different perpetual subordinated liabilities totalling CHF 1 912 million. These liabilities combine elements of debt and equity, and may be included in solvency calculations.

Shareholders' equity

Shareholders' equity on 31 December 2000 amounted to CHF 6 839 million. Movements during the year include the dividend payment of CHF 713 million and an 80% or CHF 117 million repayment of the nominal value of Swiss Re's share capital.

In connection with the Lincoln Re acquisition a capital increase of CHF 4 006 million was approved at the Extraordinary General Meeting on 27 September 2001. The nominal share capital of the company amounted to CHF 32 million on 31 December 2001.

With the inclusion of the profit for the financial year 2001, shareholders' equity equalled CHF 10 945 million at year-end 2001. In consideration of stock market trends the Swiss Re shares were split by a ratio of 20:1.

Income statement
Swiss Reinsurance Company, Zurich

For the years ended 31 December

CHF millions	Notes	2000 Net	2001 Net
Technical account			
Premiums earned	1	7 680	10 950
Claims incurred	2	-7 172	-9 901
Change in the provisions for life reinsurance	3	112	-579
Profit commissions	4	-248	-156
Operating expenses	5	-2 692	-3 460
Allocated investment return		999	940
Technical result		**-1 321**	**-2 206**
Non-technical account			
Investment income	6	6 353	5 811
Investment charges	7	-2 680	-1 649
Allocated investment return		-999	-940
Interest charges		-195	-245
Other income		353	335
Other charges		-186	-160
Non-technical result		**2 646**	**3 152**
Total result			
Profit before tax		**1 325**	**946**
Tax		-179	-16
Profit for the financial year		**1 146**	**930**

The accompanying notes are an integral part of the financial statements.

Balance sheet
Swiss Reinsurance Company, Zurich

As of 31 December

Assets

CHF millions	2000	2001
Investments		
Land and buildings	2 022	2 115
Investments in subsidiaries and affiliated companies	15 403	19 406
Loans to subsidiaries and affiliated companies	1 923	3 421
Shares	6 961	6 858
Fixed income securities and registered debt instruments	6 523	6 700
Mortgages and loans	580	612
Time deposits	300	1 600
Deposits with ceding companies	4 064	4 928
Total investments	**37 776**	**45 640**
Debtors		
Debtors from reinsurance operations	2 481	2 916
Other debtors	256	1 252
Total debtors	**2 737**	**4 168**
Other assets and accruals		
Cash at bank and in hand	287	630
Intangible assets	60	94
Fixed and other assets	140	127
Accrued interest and rent	152	122
Other accruals	74	142
Total other assets and accruals	**713**	**1 115**
Total assets	**41 226**	**50 923**

Liabilities and shareholders' equity

CHF millions		Notes	2000	2001
Technical provisions		8	**23 486**	**28 125**
Provisions for other risks and charges			**4 117**	**3 966**
Deposits retained from ceded reinsurance business			**226**	**302**
Other liabilities and accruals		9	**4 616**	**5 673**
Subordinated liabilities			**1 942**	**1 912**
Shareholders' equity		10		
Share capital			147	32
Legal reserve			650	650
Reserve for own shares			249	218
Other reserves			4 638	9 102
Disposable profit			1 155	943
Retained earnings brought forward	13			
Profit for the financial year	930			
Total shareholders' equity			**6 839**	**10 945**
Total liabilities and shareholders' equity			**41 226**	**50 923**

The accompanying notes are an integral part of the financial statements.

Notes
Swiss Reinsurance Company, Zurich

Valuation principles

Basis of presentation

The income statement and the balance sheet are presented in a format which follows Swiss GAAP FER. The financial statements and the notes are prepared in accordance with the regulations of the Swiss Company Law.

Time period

The 2001 financial year comprises the accounting period from 1 January to 31 December 2001. However, due to local convention, reinsurance business from Japan included in the accounts is for the period from 1 April 2001 to 31 March 2002.

Valuation methods:
Income statement

The *allocated investment return* includes the actual investment income which can be directly attributed to the reinsurance business. In addition, it contains the investment return generated on the investments covering the technical provisions. The interest rate reflects the currency-weighted five-year average yield on five-year government bonds.

The overall *management charges* are allocated to the reinsurance business and the investment business on an imputed basis.

The *taxes* relate to the financial year and include taxes on income and capital as well as indirect taxes. The taxes attributable to foreign branches are included on the basis of local financial statements.

Balance sheet / Assets

The following assets are stated at cost, less necessary and legally permissible depreciation:

- *Land and buildings (purchase or construction cost)*
- *Investments in subsidiaries and affiliated companies*
- *Shares*
- *Fixed income securities and registered debt instruments*
- *Derivative financial instruments (without hedging intent)*

These assets are not subject to revaluation. Discounted securities are valued at their amortised cost. Derivative financial instruments used for hedging purposes are valued on the basis of the underlying business. The valuation rules prescribed by the Swiss insurance supervisory authority are observed.

With the exception of property, *fixed assets* are stated at cost, less individually scheduled straight-line depreciation over their useful lives. Items of minor value are not capitalised. The same principles apply to the capitalisation of *intangible assets* which refer entirely to software development expenses.

The following items are stated at nominal value in the balance sheet, after deduction of known credit risks if applicable:

- *Loans to subsidiaries and affiliated companies*
- *Mortgages and loans*
- *Time deposits*
- *Deposits with ceding companies*
- *Debtors*
- *Cash at bank and in hand*

Balance sheet / Liabilities

The *technical provisions* are valued in accordance with the following principles:

Premiums written relating to future periods are stated as *provisions for unearned premiums* and are normally calculated by statistical methods.

The provisions for life reinsurance business are determined on the basis of actuarially calculated present values taking experience into account. They also include the provisions for unearned premiums of life reinsurance and the deduction of deferred charges.

Provisions for claims outstanding are based on information provided by clients and own estimates of expected claims experience which are drawn from empirical statistics. These include provisions for claims incurred but not reported. Unpaid insurance obligations are set aside at the full expected amount of future payment.

Provisions for profit commissions are based on contractual agreements with clients and depend on the results of reinsurance treaties.

At the direction of the Swiss insurance supervisory authority, a *provision for catastrophe claims* is established.

Provisions for other risks and charges are formed according to business principles and are based on estimated needs. *Provisions for taxation* contain prospective taxes on the basis of the financial year just ended.

Deposits retained from ceded reinsurance business as well as *subordinated and other liabilities* are stated at redemption value. Exceptions are the derivative financial instruments included under the item *Other creditors:* these are valued using the same principles applied for the derivative financial instruments included under investments.

Foreign currency translation

All items in the balance sheet and the income statement denominated in foreign currencies were uniformly translated into Swiss francs at the currency exchange rates applicable on the balance sheet date. Differences arising from the recalculation of the opening balance sheet are booked via a corresponding provision and have no impact on the income statement.

Valuation differences from foreign exchange transactions versus the actually realised transaction rates are recognised in the income statement.

The currency exchange rates applicable for key currencies are shown on page 14.

Notes
Swiss Reinsurance Company, Zurich

Additional information on the financial statements

CHF millions	Gross	Retro	2000 Net	Gross	Retro	2001 Net
Technical account						
Premiums written	9 462	–937	8 525	12 367	–952	11 415
Change in the provisions for unearned premiums	–844	–1	–845	–463	–2	–465
1. Premiums earned	8 618	–938	**7 680**	11 904	–954	**10 950**
Claims paid	–5 916	222	–5 694	–6 781	687	–6 094
Change in the provisions for claims outstanding	–1 589	111	–1 478	–4 763	956	–3 807
2. Claims incurred	–7 505	333	**–7 172**	–11 544	1 643	**–9 901**
3. Change in the provisions for life reinsurance	–113	225	**112**	–311	–268	**–579**
4. Profit commissions	–308	60	**–248**	–170	14	**–156**
Commissions	–1 875	145	–1 730	–2 689	345	–2 344
Administrative expenses			–962			–1 116
5. Operating expenses			**–2 692**			**–3 460**

CHF millions	2000	2001
Investment result		
Income from land and buildings	146	96
Dividend and interest from subsidiaries and affiliated companies	1 140	949
Dividend income	191	141
Income from fixed income securities, loans and mortgages	465	389
Income from time deposits	44	24
Income from deposits with ceding companies	184	221
Realised gains on sale of investments	4 183	3 991
6. Investment income	**6 353**	**5 811**
Investment management charges	–105	–74
Valuation adjustments on investments	–2 044	–1 111
Realised losses on sale of investments	–531	–464
7. Investment charges	**–2 680**	**–1 649**
Investment result	**3 673**	**4 162**

CHF millions	Gross	Retro	2000 Net	Gross	Retro	2001 Net
8. Technical provisions						
Provisions for unearned premiums	2 363	– 18	2 345	2 797	–15	2 782
Provisions for life reinsurance	2 355	– 211	2 144	2 628	63	2 691
Provisions for claims outstanding	17 533	– 350	17 183	23 434	–1 303	22 131
Provisions for profit commissions	123	– 5	118	88	–1	87
Provision for catastrophe claims	1 696	–	1 696	434	–	434
Total technical provisions	**24 070**	**– 584**	**23 486**	**29 381**	**–1 256**	**28 125**

CHF millions	2000	2001
9. Other liabilities and accruals		
Creditors arising out of reinsurance operations	1 769	1 831
Amounts owed to banks	75	2
Debentures	500	500
Loans	959	1 806
Other creditors	1 146	1 168
Accruals	167	366
Total other liabilities and accruals	**4 616**	**5 673**

CHF millions	2000	2001
10. Shareholders' equity		
Change in shareholders' equity		
Shareholders' equity on 31 December (previous year)	6 470	6 839
Dividend paid for the previous year	– 712	–713
Capital repayment	–	–117
Capital increase including premium	–	4 006
Share buyback / capital reduction	– 195	–
Extraordinary allocation	130	–
Profit for the financial year	1 146	930
Shareholders' equity on 31 December before allocation of profit	**6 839**	**10 945**
Dividend payment	– 713	– 776[1]
Shareholders' equity on 31 December after allocation of profit	6 126	10 169
Source of shareholders' equity (after allocation of profit)		
From nominal capital	147	32
From share premium, less share buyback / capital reduction	1 753	5 757
From profit allocation	3 927	4 081
From other allocations	299	299
Shareholders' equity on 31 December after allocation of profit	6 126	10 169

[1] Board of Directors' proposal to the General Meeting of 6 May 2002

Contingent liabilities

Contingent liabilities, mainly towards Group companies, amounted on 31 December 2001 to CHF 2 272 million (2000: CHF 1 672 million). In addition, there were 20 unlimited guarantees; 17 of these are for obligations towards Group companies. No payments are expected under these guarantees.

Leasing commitments

CHF millions	2000	2001
Remaining contract term up to 1 year	0	0
Remaining contract term up to 5 years	3	4
Remaining contract term more than 5 years	5	4

These off balance commitments primarily pertain to office and apartment space rented by the company. The amounts are shown for the non-cancellable treaty period only.

Security deposits

To secure the technical provisions as per 31 December 2001, securities in the amount of CHF 2 579 million were deposited in favour of ceding companies (2000: CHF 1 987 million).

Fire insurance value of tangible assets

The insurance value of tangible assets, comprising the real estate portfolio and other tangible assets, amounted on 31 December 2001 to CHF 2 644 million (2000: CHF 2 605 million).

Obligations towards employee pension funds

The current account obligations towards employee pension funds amounted to CHF 49 million on the 2001 balance sheet date (2000: CHF 61 million).

Bonds and debentures

The company has the following outstanding bonds and debentures:
3¾% interest, CHF 500 million, 2 July 1997–2007
3¾% interest, CHF 600 million, perpetual from 15 June 1999 but no less than 12 years; this bond is included in the item Subordinated liabilities.

Investments in subsidiaries

Details on the Swiss Re Group's subsidiaries are to be found on pages 48 to 50.

Own shares Swiss Re Group

Own shares held by the Swiss Re Group are stated on page 30.

Claims on and obligations towards Group companies

CHF millions	2000	2001
Deposits with ceding companies	1 716	2 676
Debtors	1 432	4 131
Deposits retained from ceded reinsurance business	162	287
Other liabilities	791	2 433

Provisions for other risks and charges

This item contains provisions for taxation which after the release of a no longer necessary foreign tax provision amount to CHF 94 million (2000: CHF 221 million) and other provisions totalling CHF 3 872 million (2000: CHF 3 896 million). Other provisions notably include a provision deriving from the restructuring of participations and a provision for currency fluctuations.

Other liabilities and accruals

Other liabilities and accruals are long-term liabilities in the amount of CHF 2 692 million (2000: CHF 1 177 million) and short-term liabilities amounting to CHF 2 981 million (2000: CHF 3 439 million).

Conditional and authorised capital

The Ordinary General Meeting on 31 May 2001 approved the creation of conditional capital as follows: An amount of CHF 900 000 for conversion rights and warrants granted in connection with bonds or similar financial instruments issued by the company or by Group companies. An amount of CHF 700 000 for employee participation purposes of which as per 31 December 2001 CHF 17 973 were issued.

Furthermore, capital in the amount of CHF 2 852 237 was authorised by the Extraordinary General Meeting on 27 September 2001 and fully issued for the purpose of acquiring Lincoln Re.

Change in undisclosed reserves

The undisclosed reserves on investments in securities and participations, as the difference between cost or lower market valuation and the book values, decreased by a net amount of CHF 825 million in the year under report.

Major shareholders

Based on the information at our disposal, Credit Suisse Group owned 17 117 523 registered shares of Swiss Reinsurance Company on 28 March 2002, representing 5.32% of the total share capital.

Personnel information

Swiss Reinsurance Company, Zurich, employed a staff of 2 831 on the balance sheet date (2000: 2 841). Personnel expenses for the 2001 financial year amounted to CHF 775 million (2000: CHF 687 million).

Actuarial audit

The independent actuary, Paul Embrechts, Oberrohrdorf, has confirmed in his report that the balance sheet provisions for the life reinsurance business stated at year-end 2001 have been calculated in accordance with European Union guidelines.

Proposal for allocation of profit

The General Meeting to be held in Zurich on 6 May 2002 has at its disposal the following balance sheet profit (cf. income statement and balance sheet, pages 55 to 57):

in CHF	2000	2001
Retained earnings brought forward from previous year	9 303 357	12 738 328
Profit for the financial year	1 146 087 021	929 594 286
Disposable profit	1 155 390 378	942 332 614

	Number of registered shares	Nominal capital in CHF
Share structure		
For the financial year 2001		
– eligible for dividend	310 370 868	31 037 087
– not eligible for dividend	11 678 802	1 167 880
Total shares issued	322 049 670	32 204 967

The Board of Directors proposes to the General Meeting to allocate this profit as follows:

in CHF	2000	2001
Dividend	712 652 050	775 927 170
Allocation to reserves	430 000 000	150 000 000
Balance carried forward	12 738 328	16 405 444
Disposable profit	1 155 390 378	942 332 614

Dividend

If the proposal of the Board of Directors is accepted, a dividend of CHF 2.50 per share will be paid.

After deduction of the Federal Withholding Tax of 35%, the dividend will be paid from 10 May 2002 by means of dividend order to shareholders recorded in the share register or to their deposit banks.

Zurich, 10 April 2002

Report of the statutory auditors

To the General Meeting of
Swiss Reinsurance Company
Zurich

As statutory auditors, we have audited the accounting records and the financial statements (income statement, balance sheet and notes / pages 55 to 63) of Swiss Reinsurance Company for the year ended 31 December 2001.

These financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with auditing standards promulgated by the Swiss profession, which require that an audit be planned and performed to obtain reasonable assurance about whether the financial statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the financial statements. We have also assessed the accounting principles used, significant estimates made and the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accounting records and financial statements and the proposed appropriation of available earnings comply with Swiss law and the company's Articles of Association.

We recommend that the financial statements submitted to you be approved.

PricewaterhouseCoopers Ltd

Michael P. Nelligan Ray J. Kunz

Zurich, 10 April 2002

Glossary

Accumulation
Concentration of risks which may be affected by the same loss event or concentration of shares in the same risk or same event through reinsurance treaties.

Admin Re
Admin Re is the acceptance of closed blocks of in-force life and health insurance business either through acquisition or reinsurance, typically assuming the responsibility to administer the underlying policies. Admin Re can also extend to the acquisition of an entire life insurance company.

Capacity
The maximum amount of risk that can be accepted in insurance. One factor in determining capacity is government regulations that define minimum solvency requirements. Capacity also refers to the amount of insurance coverage
1) to a particular policyholder or
2) in the marketplace in general.

Cession
Insurance that is reinsured: the passing of the insurer's risks to the reinsurer against payment of a premium. The insurer is referred to as the ceding company.

Claim
Payment incurred under the terms of a (re)insurance contract for a loss event.

Claims handling: The work in connection with the investigation, settlement and payment of claims from the time of their occurrence until settlement.

Claims incurred and claim adjustment expenses: All claim payments plus the adjustment in the outstanding claims provision of a business year and claim adjustment expenses.

Claims ratio
Sum of claims paid, change in the provision for unpaid claims and claim adjustment expenses, in relation to earned premiums.

Coinsurance
An arrangement by which a number of insurers and/or reinsurers share a risk.

Combined ratio
Sum of the claims ratio and the expense ratio.

Commission
Remuneration paid by the insurer to its agents, brokers or intermediaries, or by the reinsurer to the insurer, for costs in connection with the acquisition and administration of insurance business.

Commutation
Payment made by the reinsurer to discharge liabilities under a treaty.

Cover
Insurance and reinsurance protection based on contractual agreement.

Expense ratio
Sum of acquisition costs and other operating costs and expenses in relation to premiums earned.

Layer
The interval between the retention or attachment point and the maximum limit of indemnity for which a reinsurer is responsible.

Life insurance

Insurance providing payment of a sum of money upon death of the insured.

Non-life insurance

All classes of insurance business with the exception of life.

Accident insurance: Insurance of individuals or of groups against economic risks in the event of death or temporary or permanent disability by accident.

Aviation insurance: Insurance of accident and liability risks, as well as hull damage, in connection with the operation of aircraft.

Burglary, fidelity guarantee and allied lines insurance: Insurance against burglary, breaking and entering, robbery, embezzlement; also includes water damage, glass breakage, damage to and loss of jewellery or damage or losses in connection with the keeping of animals.

Business interruption/loss of profits/business income protection insurance: Insurance against the financial effects of an insured loss on a company's income. The insurance covers overhead costs and lost profit.

Credit insurance: Insurance against financial losses sustained through the failure for commercial reasons of policyholders' customers to pay for goods or services supplied to them.

Disability insurance: Insurance against the incapacity to exercise a profession as a result of sickness or other infirmity.

Employers' liability insurance: Insurance by employers covering employees for injuries arising out of their employment.

Engineering insurance: Insurance of construction and erection of objects during the construction or erection period and the insurance of machinery in operating plants.

Fire insurance: Insurance against fire, lightning or explosion, it can also embrace insurance against windstorm, earthquake, flood, and other natural hazards or political risks.

General third party liability insurance: Insurance of industrial, commercial, employers', product, professional or private liability to third parties.

Hail crop insurance: Insurance of crops in open fields, of greenhouses and their contents against hail, storm and other natural hazards.

Health insurance: Insurance against sickness as a result of accident or illness.

Marine insurance: Insurance against damage or loss of ships and cargoes: also includes offshore drilling platforms.

Mortgage guarantee insurance: Insurance protection of the mortgagee against loss of capital and interest.

Motor insurance: Insurance against accident and liability as well as against accidental collision damage in connection with motor vehicles.

Nuclear energy insurance: Insurance against property damage, liability and accident in connection with the operation of nuclear energy installations.

Product liability insurance: Insurance of the liability of the manufacturer or supplier of goods for damage caused by their products.

Professional and director's and officers' liability: Insurance of liabilities arising from the performance of professional or official company duties.

Property insurance: Collective term for fire and business interruption insurance as well as burglary, fidelity guarantee and allied lines.

Surety insurance: Sureties and guarantees issued to third parties for the fulfilment of contractual liabilities.

Operating revenues

Premiums earned plus net investment income plus other revenues.

Portfolio

The totality of risks assumed by an insurer or reinsurer; also the totality of investments of a company.

Premiums

The cost of insurance coverage.

Premiums written: Refer to premiums for all policies sold during a specific accounting period.

Premiums earned: Refer to premiums an insurance company has recorded as revenues during a specific accounting period. For example, a one-year policy sold 1 January would produce just three months' worth of "earned premium" in the first quarter of the year.

Reinsurance

Insurance for insurance companies which spreads the risk of the direct insurer, making the risk of its portfolio more homogeneous.

Facultative reinsurance: Reinsurance of the insurer's risks on an individual basis. The reinsurance company looks at each individual risk and determines whether to accept or decline coverage.

Financial reinsurance: Form of reinsurance that provides risk financing which may be combined with elements of traditional risk transfer.

Non-proportional reinsurance (also excess of loss reinsurance): Form of reinsurance in which the reinsurer assumes that part of the insurers claims which exceed a certain amount.

Proportional reinsurance: Form of reinsurance in which the premiums and claims of the insurer are shared proportionally by the insurer and reinsurer.

Quota-share reinsurance: Form of proportional reinsurance in which a defined percentage of all risks held by the insurer in a specific line is reinsured.

Surplus reinsurance: Form of proportional reinsurance in which risks are reinsured above a specified amount.

Treaty reinsurance: Participation of the reinsurer in certain sections of the insurer's business as agreed by treaty, as opposed to single risks.

Retention

The amount of risk which the insurer does not reinsure but keeps for own account.

Retrocession

Amount of the risk accepted by the reinsurer which is then passed on to other reinsurance companies.

Risk

The possibility of an insured object, hazard or interest causing a loss, or a loss being larger than previously estimated.

Risk category: Grouping together of risks with similar hazard characteristics.

Risk management: Management tool for the comprehensive identification and assessment of risks based on knowledge and experience in the fields of natural sciences, technology, economics and statistics.

Risk of change: Fluctuation of actual from statistically anticipated claims experience as a result of technical, social, commercial or political changes.

Underwriting result

Premiums earned less insurance losses and loss adjustment expenses and underwriting expenses.

Financial years 1997–2001

CHF millions	1997	1998	1999	2000	2001
Income statement					
Revenues					
Premiums earned	15 862	16 727	18 051	22 081	25 219
Net investment income	2 995	3 131	3 846	4 802	5 765
Net realised investment gains	1 281	2 509	3 588	4 275	2 665
Other revenues	143	286	246	395	455
Total revenues	20 281	22 653	25 731	31 553	34 104
Expenses					
Claims and claim adjustment expenses	– 8 057	– 8 514	– 9 333	– 12 153	–16 266
Life and health benefits	– 4 185	– 4 881	– 6 200	– 7 478	–8 532
Acquisition costs	– 3 767	– 3 661	– 3 973	– 4 883	–5 658
Amortisation of goodwill	– 75	– 91	– 211	– 310	–368
Other operating costs and expenses	– 1 940	– 2 698	– 2 785	– 3 074	–3 384
Total expenses	– 18 024	– 19 845	– 22 502	– 27 898	–34 208
Income / loss before income tax expense	**2 257**	**2 808**	**3 229**	**3 655**	**–104**
Income tax expense	– 480	– 647	– 783	– 689	–61
Net income / loss on ordinary activities	**1 777**	**2 161**	**2 446**	**2 966**	**–165**
Extraordinary income	–	–	450	–	–
Extraordinary charges	–	–	– 450	–	–
Net income / loss	**1 777**	**2 161**	**2 446**	**2 966**	**–165**
Balance sheet					
Investments	62 725	69 589	85 684	89 584	99 122
Other assets	28 657	38 748	44 516	53 056	71 108
Total assets	**91 382**	**108 337**	**130 200**	**142 640**	**170 230**
Unpaid claims and claim adjustment expenses	41 876	45 866	54 072	59 600	68 618
Liabilities for life and health policy benefits	9 963	15 143	23 279	29 300	41 370
Unearned premiums	3 691	3 174	4 251	6 131	6 399
Other liabilities	13 757	19 142	18 819	19 764	23 927
Long-term debt	3 921	5 049	4 947	5 058	7 318
Total liabilities	**73 208**	**88 374**	**105 368**	**119 853**	**147 632**
Shareholders' equity	**18 174**	**19 963**	**24 832**	**22 787**	**22 598**
Return on equity in %	n/a	n/a	10.90	11.90	–0.70
Earnings / losses per share in CHF	5.90*	7.35*	8.55*	10.39*	–0.57

* Adjusted by 20-for-1 share split

Swiss Re Shares

Key share data		1998	1999	2000	2001	2002[2]
Number of shares issued		294 619 020	294 619 020	293 166 020	321 868 120	322 049 670
– of which reserved for corporate purposes		8 462 800	8 462 800	8 293 560	7 942 280	7 942 280
– of which reserved to underlie the convertible bond					3 736 522	3 736 522
Number of shares entitled to dividend		286 156 220	286 156 220	284 872 460	310 189 318	310 370 868
Dividend paid per share	CHF	2.20	2.40	2.50	2.50	2.50[4]
Net income per share (EPS)[1]	CHF	7.35	8.55	10.39	–0.57	
Equity per share[1]	CHF	69.75	86.80	80.05	72.85	
Price per share						
– year-end	CHF	179.05	163.55	194.25	167.00	154.75
– year high	CHF	207.25	192.40	196.25	200.15	170.50
– year low	CHF	101.30	136.00	127.55	114.00	141.75
Average daily trading volume	CHF millions	168	129	133	167	163
Stock market capitalisation[3]	CHF millions	51 236	46 801	55 336	51 802	48 030

The figures 1998–2000 have been adjusted by the 20-for-one share split in 2001
[1] Per share entitled to dividend
[2] All data as of 28 March 2002
[3] Based on shares entitled to dividend
[4] Subject to approval by the General Meeting

Shareholder structure

Number of registered shares as of 31 December 2001	Shareholders	%	Shares	%
1 – 200	22 050	43.0	2 777 239	0.9
201 – 2 000	23 672	46.1	16 154 328	5.2
2 001 – 20 000	4 928	9.6	27 804 761	9.0
20 001 – 100 000	485	1.0	20 541 326	6.6
Over 100 000	172	0.3	138 221 894	44.5
Total	51 307	100.0	205 499 548	66.2
Number of unregistered shares			104 689 770	33.8
Number of shares entitled to dividend			310 189 318	100.0

Stock exchange listing

Swiss Re shares are listed on the main board of the SWX Swiss Exchange and traded on the virt-x under the symbol "RUKN". In addition, on 1 February 1996, an American Depositary Receipts Program (ADR level I, over-the-counter) was launched together with Morgan Guaranty Trust Company of New York. One ADR corresponds to one Swiss Re share.

Ticker symbols	Bloomberg	Telekurs	Reuters
Share	RUKN VX	RUKN	RUKZn.S
ADR, Level 1	SWCEY US	SWCEY	

Information

Contact addresses

Share Register
Karl Haas
Telephone +41 43 285 3294
Fax +41 43 285 3480
E-mail Karl_Haas@swissre.com

Investor Relations
Stefan Senn, Andreas Leu
Telephone +41 43 285 4444
Fax +41 43 285 5555
E-mail investor_relations@swissre.com

Public Relations/Media
Henner Alms
Telephone +41 43 285 3908
Fax +41 43 285 2023
E-mail Henner_Alms@swissre.com

Important dates

6 May 2002
138th Ordinary General Meeting

10 May 2002
Payment of dividend

29 August 2002
Interim Report

12 May 2003
139th Ordinary General Meeting

French, German, Italian and Spanish translations of this report are also available.

The *Annual Report 2001 summary* is available in: English, French, German, Italian and Spanish.

Original version in English.

Title
Annual Reporting 2001

Published by
Swiss Re Publishing

Editing and translation
Group Communications, Investor Relations and Group Language Services

Text harmonisation
Michael Kaplan Prospero, Edinburgh

Concept and design
Compostella & Perrot, Zollikon

Photographs
Nathan Beck, Zurich

Lithography and print by
NZZ Fretz AG, Schlieren

Order no.
1490793_02_en

CC, 4/02, 23 000 en

Annual Report 2001
Financial Statements

Swiss Reinsurance Company
Mythenquai 50/60
P. O. Box
CH-8022 Zurich
Switzerland
Telephone +41 43 285 2121
Fax +41 43 285 5493
publications@swissre.com

Swiss Re publications can
also be downloaded from
www.swissre.com

Annual Report 2001
Business Report



Key figures and share performance

Key figures

In CHF millions unless otherwise stated		2000	2001	Change in %
Property & Casualty	– Premiums earned	11 530	13 846	20
	– Combined ratio	117%	124%	
Life & Health	– Premiums earned	8 330	8 922	7
	– Operating revenues[1]	10 860	12 310	13
	– Return on operating revenues	9.2%	9.5%	
Financial Services	– Premiums earned	2 221	2 451	10
	– Total revenues	3 634	3 501	–4
	– Return on total revenues	11.9%	–26.6%	
Group	– Gross premiums written	26 057	28 471	9
	– Premiums earned	22 081	25 219	14
	– Net income / loss	2 966	–165	–106
	– Earnings per share in CHF	10.39[2]	–0.57	–106
	– Dividend per share in CHF	2.50[2]	2.50[4]	
	– Shareholders' equity	22 787	22 598	–1
	– Return on investments[3]	10.0%	8.0%	
	– Return on equity	11.9%	–0.7%	
	Number of employees	9 585	8 623	–10
	– of which in Switzerland	2 841	2 831	

[1] Operating revenues = net premiums earned + net investment income
[2] Adjusted by 20-for-1 share split
[3] Investments including cash equivalents, deposits with cedants net of funds held under reinsurance treaties and net reinsurance assets accounted for as deposits
[4] Subject to approval at the Annual General Meeting on 6 May

Performance of Swiss Re shares and Swiss Performance Index from 31 December 1991 to 28 March 2002

An investor who invested CHF 100 000 in Swiss Re shares at the end of 1991 and reinvested all subsequent dividends, share rights, and par value repayments, without investing any new funds, held a position with a market value of CHF 993 252 on 28 March 2002. The performance amounts to an average of 25.1% per year.

An investment of CHF 100 000 in the total Swiss market at the end of 1991 would have increased in value to CHF 433 270 on 28 March 2002 (basis: Swiss Performance Index). The performance amounts to an average of 15.4% per year.


in %
in CHF
100
90
80
70
60
50
40
30
20
10
0
-10
-20
250
200
150
100
50
40
30
20
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002*
1992–2002* p.a.
Annual performance of Swiss Re share (left-hand scale)
Annual performance of Swiss Performance Index (left-hand scale)
Weekly price of Swiss Re share (logarithmic right-hand scale)

Source: Datastream

*as of 28 March 2002:
Closing share price: CHF 154.75, stock market capitalisation: CHF 48 030 million

138th Annual Report 2001
Business Report

For detailed information on financial statements and notes, please see Annual Report 2001 – Financial Statements.

Chairman and CEO letter



Fellow shareholders, colleagues, ladies and gentlemen

Any review of the year 2001 must start with the tragedy of 11 September, with its terrible cost in human lives and suffering. Our sympathy will always be with the victims and their families. We were fortunate and are deeply thankful that no employee of the Swiss Re Group was seriously affected.

The tragedy of 11 September was Swiss Re's largest financial loss in its 138-year history. Together with other large losses in 2001 and a reduction in realised capital gains, Swiss Re experienced a net loss of CHF 165 million for the year. It is important to note that this is the first net loss for Swiss Re since 1868, which is, in itself a testament to the financial strength of Swiss Re's business model. Despite this loss, the solid outlook causes the Board of Directors to propose to the Annual General Meeting to pay an unchanged dividend of CHF 2.50 per share, continuing its track record of paying a dividend in every year since 1869.

Looking beyond the 11 September event, it is encouraging to see that Swiss Re strengthened its competitive position throughout the year 2001. In spite of adverse events and unsatisfactory overall results, Swiss Re is now in an excellent position to capitalise on improving markets and achieve superior results in the coming years.

The introduction of the business group structure in mid-year has successfully realigned the Swiss Re Group, achieving cost reductions and focusing management attention on clear targets in each of the three business segments and the Corporate Centre.

The year 2001 saw the completion of Swiss Re's largest ever acquisition: Lincoln Re. It extends Swiss Re's global leadership position in life and health reinsurance, enlarges our skill base, provides an additional source of stable earnings and offers further diversification for the Group. The results in life and health reinsurance continue, year on year, to surpass management's targets.



Another defining moment in 2001 was the successful achievement of Swiss Re's largest ever capital market transaction. The ability to call on capital markets only weeks after 11 September, in a bearish investment environment, highlights the Group's sound fundamental performance, strong balance sheet and favourable business outlook.

Swiss Re's ability to perform and adhere to its business plan under adverse conditions, along with the strong support of its investor base, has been acknowledged by the rating agencies. They confirmed their top financial strength ratings for Swiss Re.

The year-end renewals confirmed our belief in an accelerated turnaround in the profitability of Swiss Re's property and casualty and financial services business. There was a marked improvement in prices and conditions as well as a continued "flight to quality" into 2002. We expect to deliver on the planned results from the new organisation. We further anticipate that business processes will improve and cost ratios decline. The business group structure shall drive product innovation and extend cross-selling of risk and capital management solutions.

It is for these reasons that Swiss Re looks back on the year with a sense of accomplishment and satisfaction at what it has achieved.

On behalf of the Board of Directors and the Executive Board, we would like to thank our employees, whose initiative, flexibility and commitment have helped bring our company through a challenging period in excellent shape. We would also like to thank our clients and shareholders, whose continued support has allowed the Group to adapt rapidly and effectively to a changing risk landscape. We know it is this support that makes Swiss Re strong – and we are profoundly grateful for it.

Peter Forstmoser
Chairman of the Board of Directors

Walter B. Kielholz
Chief Executive Officer

Company profile

Swiss Re – a global financial services company
Swiss Re is one of the world's leading reinsurers and the world's largest life and health reinsurer. The company operates through more than 70 offices in over 30 countries. Swiss Re has been in the reinsurance business since its foundation in Zurich, Switzerland, in 1863. Swiss Re enjoys the highest ratings for financial strength from major rating agencies.

Mission, core competencies and guiding principles
Swiss Re's mission is to be the leading authority in managing capital and risk for its clients. This means setting high standards in whatever the Group undertakes, from launching innovative products and services or disseminating specialist knowledge, to building ever closer partnerships with clients, business partners and other stakeholders.
Its competitive advantage is the company's superior expertise in the integrated management of capital and risk and its financial strength.

Swiss Re's core competencies are defined by three essential business disciplines:
Risk transfer
The objective is to identify, evaluate, underwrite and diversify risk in order to minimise the total capital cost of carrying such risk.
Risk finance
Risk financing employs a wide array of products from finite reinsurance to equity, leveraging Swiss Re's knowledge and understanding of worldwide risk markets to finance risk retention.
Asset management
This activity combines the analysis of insurance liabilities, reinsurance products and asset management skills to optimise the total return on financial assets.

Group strategy
Swiss Re's goal is to be the premier provider of risk and capital management solutions and to add economic value for the company's clients and shareholders while maintaining the highest credit ratings. Swiss Re seeks to optimise its diversification geographically by line of business and operates a truly global business. Acquisitions have enhanced Swiss Re's leadership in its core European and North American life and health and property and casualty markets, as well as in the emerging markets of Latin America. Swiss Re seeks to achieve its goals while steering its ecological and societal impacts to enable future generations to meet their needs.

The Group operates through product and marketing teams, which work together to serve the company's clients efficiently on a global basis. Its business structure ensures that Swiss Re can work closely with clients in each local market, while also diversifying risks and sharing expertise throughout the Group.

Swiss Re's guiding principles
The guiding principles foster the implementation of the core competencies and ensure the long-term success of the company.

Experts on capital and risk: we apply best practice and rigorous financial discipline in capital and corporate management to ensure optimal use of the shareholders' capital funds and to offer clients top credit quality.
Excellence based on knowledge: our products and services are the result of long-established and proven expertise, extensive research and focused innovation. We foster an exceptional working and learning environment that is reflected in a strong team-based culture.

Partnership with clients: we consult with clients as partners for the long term to develop the most effective tailor-made solutions, leveraging our expertise and profound know-how to help them attain their individual goals.
Foresight of the nature of risk: we add value to our clients' business by anticipating societal trends, providing in-depth analysis of the nature of risk and making this information available to decision makers and to the public.
Global yet local perspective: by integrating the knowledge of our local experts around the world into our outlook, we build multicultural understanding and maintain a global presence.

Clear and open communication: we maintain an open dialogue with all stakeholders. We promote a strong brand and a distinctive corporate profile. Products and services are presented in a transparent and professional manner.
Supporting social progress: we take responsibility for our actions with respect to the political, social and natural environment. As a worldwide leader in financial services, we initiate and sponsor activities whose goal is a positive contribution to society.

Business is conducted through multiple distribution channels. This includes direct business relationships with insurance clients and large corporations as well as business brought through reinsurance and direct brokers.

Swiss Re's business strategy focuses on five key initiatives:

- Property & Casualty to outperform the market through active management of the underwriting cycle and costs;
- Life & Health to maintain number one market position, margins and growth;
- Financial Services to be the premier provider of risk and capital management solutions to its clients;
- Diversify Swiss Re's worldwide risk portfolio;
- Leverage Swiss Re's capabilities in human, brand, capital and risk management.

The strategic directions of the business groups are described in their respective sections.

Main products, services and activities

Swiss Re offers a full range of products to manage capital and risk, including reinsurance, insurance-based corporate finance solutions and supplementary services for comprehensive risk management. The traditional reinsurance products include a wide range of property and casualty as well as life and health covers and related services. Insurance-based corporate finance solutions include finite risk reinsurance, securitisation of insurance risks, run-off services and contingent capital commitments. Integrated risk management solutions cover risks not traditionally covered by reinsurance. Asset management and financial services operations include proprietary investments in publicly traded securities, minority holdings, private equity investment and advisory activities, investment banking and third party asset management.

Group structure



Board of Directors
Corporate Centre
Chief Executive Officer
Executive Board
Risk & Knowledge
Finance
Communications & Human Resources
Information Technology
Business groups
Property & Casualty
Life & Health
Financial Services
Americas
Asia
Europe
Life & Health
Asset Management
Investment Banking
Credit Solutions
Risk Solutions

Have you ever seen a Mother Christmas? I haven't. My grandfather always used to surprise us as Father Christmas when I was a child and ever since then I have always wished I could be in his shoes one day. If I can help people in difficult situations have an enjoyable Christmas, my wish takes on a greater meaning for me.

“Think of others first, and try to leave the world a little better than how you found it,” my parents always said. In today’s world I think sharing enjoyable Christmas memories is one of the most important ways of contributing towards a better world.

Pamela Booth-Rosati, IGP Manager, Swiss Re, Armonk, US




“Sharing wishes




with others makes them more valuable.”

Board of Directors and Executive Board

Board of Directors and term of office

Peter Forstmoser 1990–2002
Chairman
Born 1943, Swiss citizen. Mr Forstmoser is a law professor at Zurich University. He is also a partner in the law firm of Niederer Kraft & Frey, Zurich. He joined Swiss Re's Board of Directors in November 1990. The Board of Directors elected him Chairman on 30 June 2000. Mr Forstmoser also serves on the board of directors of Hesta AG, Zug, Mikron Holding AG, Biel, Bank Hofmann AG, Zurich and apr – AG für Public Relations, Zurich.

Thomas W. Bechtler 1993–2005
Born 1949, Swiss citizen. Mr Bechtler has been Managing Director of Hesta AG, Zug, since 1972. He joined Swiss Re's Board of Directors in November 1993. He is also Chairman of the Board of Directors of Zellweger Luwa AG, Uster, and serves on the board of directors of Credit Suisse Group, Zurich, Bucher Industries, Niederweningen, Robert Bosch Internationale Beteiligungen AG, Zurich, Sika Finance AG, Baar, and Conzzeta Holding, Zurich.

George L. Farr 1996–2004
Born 1941, US citizen. Mr Farr has been Managing Partner of Muirhead Holdings, LLC, Greenwich, Connecticut, US, since 1998. He joined Swiss Re's Board of Directors in November 1996. At that time he was Vice Chairman of American Express Company, New York. Mr Farr is also Chairman of the Board of Directors of Covanta Energy, New York, and a member of the Board of Directors of Misys plc, London.

Rajna Gibson 2000–2004
Born 1962, Swiss citizen. Ms Gibson is professor of financial economics at the Swiss Banking Institute of Zurich University. She joined Swiss Re's Board of Directors in June 2000. Professor Gibson is also a member of the Swiss Federal Banking Commission, sits on the scientific councils of several educational institutions and acts as an advisor for several academic financial journals.

Bénédict G. F. Hentsch 1993–2005
Born 1948, Swiss citizen. Mr Hentsch joined Swiss Re's Board of Directors in November 1993. He was a partner of Darier Hentsch & Cie, Geneva, from 1985 until October 2001 when he resigned to fully dedicate himself to his mandate of Vice President of the Board of the Swissair Group. He is also a founding member of the Board of Directors of the newspaper *Le Temps*.

Ernesto Jutzi 1995–2003
Born 1932, Swiss citizen. Mr Jutzi joined Swiss Re's Board of Directors in November 1995 following his retirement from Swiss Re's Executive Board.

Walter B. Kielholz 1998–2002
Managing Director
Born 1951, Swiss citizen. Mr Kielholz has been Swiss Re's Chief Executive Officer since 1 January 1997. He joined Swiss Re's Board of Directors in June 1998, when he was also appointed Managing Director. He became a member of Swiss Re's Executive Board in January 1993. Mr Kielholz also serves as a member of the boards of directors of Credit Suisse Group, Zurich; "Winterthur" Swiss Insurance Company, Winterthur; Euler, Paris; Partner Re and Allied World Assurance Company Ltd, Pembroke, Bermuda. In addition, Mr Kielholz is President of the International Association for the Study of Insurance Economics "The Geneva Association", Geneva, and the Foundation "Avenir Suisse".

Jorge Paulo Lemann 1999–2003
Born 1939, Brazilian and Swiss citizen. Mr Lemann is a controlling shareholder of AmBev, a brewery; Loja Americanas, a discount store chain, and GP Investimentos, a buy-out and restructuring firm with interests in Brazilian railways, supermarkets, amusement parks and telecommunications in São Paulo, Brazil. Mr Lemann joined Swiss Re's Board of Directors in June 1999. He also serves on the Board of Directors of The Gillette Company, Boston, on the international advisory boards of DaimlerChrysler Corp, Auburn Hills, Michigan, and Credit Suisse Group, Zurich, and as Chairman of the Latin American Advisory Committee of the New York Stock Exchange.

Lukas Mühlemann 1994–2002
Deputy Chairman until 6 May 2002.
Born 1950, Swiss citizen. Mr Mühlemann joined Swiss Re on 1 September 1994 as Chief Executive Officer. He was elected to Swiss Re's Board of Directors in November 1994 and, since November 1996, has been Deputy Chairman. Mr Mühlemann resigned as CEO on 31 December 1996 to become Chief Executive Officer of Credit Suisse Group. At this company's Annual General Meeting of 26 May 2000 he was elected Chairman of the Board of Directors. He also serves on the Board of Directors of the Zurich Opera.

Oswald J. Grübel 2002–2006
Proposed member
Born 1943, German citizen. Mr Grübel started his career at Deutsche Bank before joining Credit Suisse Group in 1970. In 1991, he was called to the Executive Board of Credit Suisse. In 1997, he became a member of the Executive Board of both Credit Suisse Group and Credit Suisse First Boston, where he was in charge of global trading. In 1998, he was appointed CEO of Credit Suisse Private Banking, in which capacity he continued to serve on the Executive Board of Credit Suisse Group. He retired at the end of 2001. Mr Grübel is also a non-executive director of Sauber Holding, Vaduz.

Bob Scott 2002–2006
Proposed member
Born 1942, Australian citizen. Mr Scott retired in May 2001 as Group Chief Executive of CGNU plc, having previously been Group CEO of CGU plc and General Accident plc from 1996. Mr Scott held executive positions in the group in Australia and New Zealand before transferring to the United Kingdom in 1990. Mr Scott is also a non-executive Director of the Royal Bank of Scotland Group plc and Jardine Lloyd Thompson Group plc.

Secretary of the Board of Directors
Thomas Hodler
Born 1947, Swiss citizen. Mr Hodler has been the Company Secretary since November 1997. He is a member of Swiss Re's senior management.

Changes in composition, elections and re-elections

The term of office of Mr **Lukas Mühlemann** expires at the Annual General Meeting of Shareholders of 6 May 2002. Mr Mühlemann decided not to stand for re-election. The Board thanks him for his enormous efforts, his outstanding contributions and his most valuable guidance.

The terms of office of Messrs **Peter Forstmoser** and **Walter B. Kielholz** likewise expire at the same Annual General Meeting. They are eligible for re-election, and the Board of Directors proposes that their mandates be renewed for a further four-year term of office.

The Board proposes to the Annual General Meeting of 6 May 2002 that Mr **Oswald J. Grübel** and Mr **Bob Scott** be newly elected to the Board of Directors each for a four-year term of office.

Board of Directors Committees (from 31 May 2001 – 6 May 2002)

Audit Committee	**Thomas Bechtler, Chair** **Rajna Gibson** **Jorge Paulo Lemann**
Compensation and Appointments Committee	**Lukas Mühlemann, Chair** **George L. Farr** **Peter Forstmoser**
Finance and Risk Committee	**Lukas Mühlemann, Chair** **Rajna Gibson** **Ernesto Jutzi** **Walter B. Kielholz**
Governance and Shareholder Relations Committee	**Peter Forstmoser, Chair** **George L. Farr** **Bénédict G. F. Hentsch** **Walter B. Kielholz**
Investments Committee	**George L. Farr, Chair** **Peter Forstmoser** **Bénédict G. F. Hentsch** **Walter B. Kielholz** **Jorge Paulo Lemann**

Executive Board

Overall responsibility

Walter B. Kielholz*
Chief Executive Officer

Rudolf Kellenberger*
Deputy CEO

Corporate Centre

Bruno Porro*	John H. Fitzpatrick*	Walter Anderau	Yury Zaytsev
Chief Risk Officer Risk & Knowledge	Chief Financial Officer Finance	Communications & Human Resources	Information Technology

Business groups	**Stefan Lippe*** Property & Casualty	**John R. Coomber*** Life & Health	**Jacques Aigrain*** Financial Services
Divisions/Units	**Andreas Beerli** Americas	**Jacques E. Dubois** Deputy Head of Life & Health Business Group	**Martin Albers**** Risk Solutions (in charge from 1 July 2002)
	Michel M. Liès Europe	**Chris C. Stroup**** Swiss Re Life & Health America, Inc	**Giuseppe Benelli*** Chief Investment Officer/ Asset Management
	Pierre L. Ozendo Asia		**John J. Hendrickson** Capital Partners/ Asset Management

* Members of the Executive Board Committee
** Members of the Executive Board since 1 January 2002

Ever since I started working with space risks, I have wanted to experience a rocket launch at close range.
I was filled with a sense of awe as the engines came to life and bathed the horizon in a burning red glow. I have analysed many rockets down to the last screw. But I would never have thought that the launch of one of these machines could inspire such a tremendous sensation.
If I ever have the chance to fulfil one of my wishes again, I think I would like to witness a similar event. But next time there would be one small difference: I would like to be wearing an astronaut's suit...

Jan Schmidt, Risk Underwriting, Swiss Re, Zurich, Switzerland



"When the rocket was taking off, my wis the limitless universe was overpowering









to go with it and explore





11 September and the future of risk management

Since 11 September a new and unprecedented level of terrorist threat has been presented to society at large and, in particular, to the insurance and reinsurance industry. Prior to 11 September, Swiss Re Group Risk Management evaluated the assumed maximum loss potentials arising from terrorist acts to be of a controllable size and comparable to property losses resulting from fire or explosion. This assessment was based on many years of experience of national political terrorism. The extraordinary nature and magnitude of the 11 September attack revealed the full extent and scope of the international terrorist threat and has made it necessary for Group Risk Management to substantially reassess terrorism risk.

Previous insurance industry experience suggested that, of the various lines of business, only one would be principally affected by a terrorist attack. The different lines could be considered to be relatively independent of each other. As large inter-line loss accumulation was the exception, underwriters and risk managers assumed that property, casualty, marine, aviation and life business – under normal circumstances – could be written on their own merits. Any dependency between these lines would only be in extreme event scenarios.

The loss of the World Trade Center (WTC) and other property in lower Manhattan shook prevailing assumptions about risk cover for man-made disasters in several ways.

Firstly, the coordinated attack redefined "normal circumstances". Prevailing risk engineering analysis reports on the potential damage caused by a skyscraper fire predicted that 10 storeys would be damaged before the fire was extinguished, amounting to around 10% of property value. The deliberate crashing of two airliners, laden with fuel, into the WTC, causing the entire structure to collapse, certainly cannot be qualified as "normal circumstances".

Secondly, there was an accumulation of property risks in the surrounding area. The impact of the total destruction of the WTC on the other nearby buildings went beyond historical experience. The collapse of the WTC created huge amounts of debris which affected many surrounding buildings, resulting in property damage ranging from small losses to complete destruction. This additional impact on the surrounding area will now need to be anticipated in underwriting.

Thirdly, there is the scale of consequential business interruption. Tenants in the WTC and surrounding buildings lost access to their office space. This resulted in additional costs including: loss of turnover, property rental costs, new equipment purchase costs, loss of productive time and cost of reconstructing files. Some firms even went out of business. The insured portion of these losses is smaller than first estimates assumed, as much less cover than anticipated was bought and many firms partially returned to normal within a short period.

Finally, there is unforeseen interline accumulation. Apart from the total loss of the complex, a number of other lines of business substantially added to the overall cost: insured property within the offices, computers, life cover, workers' compensation, liability, fine arts and, of course, aviation. This is the first time in modern insurance history that a man-made event has resulted in interline accumulation on this scale.

This completely new risk environment requires insurers to consider how independent risks really are and how useful the diversification effect is as a risk management tool. If it is concluded that the diversification effect of writing a balanced portfolio of risks is no longer applicable, then underwriting capacity will have to shrink and the necessary risk capital increase dramatically, making risk transfer much more expensive.

The prospect of future substantial events similar to the 11 September poses a challenge for risk managers and underwriters alike. We will need to fully utilise our knowledge and expertise to incorporate the lessons learnt from 11 September into all our products. There is also the prospect that the frequency of smaller terrorist events will rise in the future.

At its most simplistic, terrorism could just be excluded from covers, as was the insurance industry's first reaction. Since then, a more differentiated approach has been proposed, and various solutions are under discussion. However, in return for insuring acts of terrorism, the insurance industry needs compensation commensurate with risk, the financial consequences of any one terrorist act have to be limited and the advantages of diversification must be maintained.

New rules and underwriting techniques are being developed and private/public partnerships are beginning to evolve to share the threat of a re-occurrence of losses on the scale of 11 September. On the accumulation side, the industry's handling of natural perils insurance can provide guidance. In the building of sufficient funds to cover acts of international terrorism, the involvement of the state as an "insurer of last resort" is being explored and workable models have already been developed in the UK and France. So far, solutions have focused on providing property or casualty insurance against similar attack. The future challenge is to provide protection across all lines of business.

In the past Swiss Re and the reinsurance industry have been tested by many unpredicted and catastrophic events. These events have demonstrated our resilience and highlighted the fundamental benefits of our product. Our underwriting and risk management expertise, coupled with our financial strength and Triple A rating, mean we are uniquely placed to take up the challenge of providing solutions to the new risk landscape revealed by the 11 September attack.

Cultural diversity is a key element in a globalised world. Companies that have a widely varied cultural make-up are increasingly operating according to this principle of a globalised world. Motivated by a desire to work in a culturally diverse atmosphere in Zurich, I quickly got to know the company better.
It is tremendously exciting when a Russian underwriter and a Spanish client advisor got together in Rüschlikon and come up with a solution for simplifying a Group-wide process! I did not expect to come across such a diverse range of views from so many different nationalities in Switzerland. It was precisely this global approach, variety and cultural diversity which confirmed my decision to work for Swiss Re as a wise choice.

Cynthia Rolon, Communications Specialist, Swiss Re, New York, US






"For me the desire to experience cultural diversity forms the basis of mutual understanding."

Group consolidated results for the financial year

Swiss Re incurred a net loss of CHF 165 million in 2001, compared to net income in the prior year of CHF 2 966 million. This was primarily due to the loss arising from 11 September and a reduction in capital gains.

Net premiums earned increased by 14.2% to CHF 25.2 billion. The Property & Casualty Business Group reported net premiums earned of CHF 13.8 billion, up 20.1% due to growth in property and liability lines of business and the full-year inclusion of Underwriters Re. Premiums in the Life & Health Business Group increased by 7.1% to CHF 8.9 billion due to growth in traditional life business in North America and the completion of new Admin Re deals in the first half of 2001, which more than offset any impact from the run-off of certain discontinued health lines of business. The Financial Services Business Group increased premiums earned to CHF 2.5 billion, up 10.4% compared to the previous year. This was mainly due to premium rate increases in property, casualty and aviation and new structured risk finance transactions.

The combined ratio in the Property & Casualty Business Group deteriorated from 117% to 124%, due to the impact of losses arising from 11 September. Excluding this loss, the underlying combined ratio was 110%. The operating return in Life & Health Business Group was 9.5%, compared to 9.2% in 2000. Excluding the impact of the 11 September loss, the operating margin was 10.7%. Life & Health Business Group continued to achieve above-benchmark growth and profitability. The principal reasons for this were continued growth in traditional life reinsurance and Admin Re, as well as the run-off of underperforming health accounts. The return on total revenues in Financial Services Business Group was −26.6%, compared to 11.9% in 2000. The underlying operating performance, excluding the effects of 11 September, improved but this was more than offset by a private equity investments write-down of CHF 231 million.

Net investment income, excluding realised gains, increased 20.1% from CHF 4.8 billion in 2000 to CHF 5.8 billion in 2001. The increase was mainly driven by a 21% growth in the size of the fixed-income portfolio in absolute terms due to Admin Re transactions. Current income still benefits from higher-yielding investments acquired in earlier periods and from higher-yielding corporate bonds and asset-backed fixed income securities. Equities as a percentage of invested assets declined to 19% of the total portfolio, due in part to the increasing importance of the Group's life and health business and to its view on equity markets. Net investment income also increased as a result of increases in income from the Group's equity accounted investments.

Net realised gains were CHF 2.7 billion, reduced by 37.7% from the record high of CHF 4.3 billion in 2000. This is due to the poor investment environment and the fact that 2000's major gains, expected and realised through shifts in asset allocation from equity to fixed income, were not repeated in 2001. A further contributory factor was the previously mentioned weak private equity markets. This reduction was partially offset by continued outperformance in key asset classes, combined with gains from the sale of part of Swiss Re's stake in NCM and a further gain from another large individual transaction. Furthermore, Swiss accounting rules changed in 2001, limiting the recognition of unrealised losses on equities in income to impairments that are considered other than temporary. This, combined with the already weak market position at the end of 2000, led to a lower loss from unrealised losses recognised in income.

Other revenue increased by 15.2% to CHF 455 million. This is principally due to increases in asset management fees following the acquisition of Conning.

Claim expenses increased from CHF 19.6 billion to CHF 24.8 billion, a rise of 26.5%. The main reasons for this increase are losses related to 11 September, which amounted in total to CHF 4.2 billion. This was partially offset by a release of equalisation reserves. Of the total release of CHF 1.5 billion, CHF 1 billion related to the losses from 11 September. After this release the Group holds total equalisation reserves of CHF 1.4 billion. This amount will continue to protect the Group's earnings from large losses. The significant rise in man-made losses also contributed to the increase. Another notable loss in 2001 was related to the bankruptcy of Enron in the fourth quarter. These increases in claim expenses were partially offset by changes in regulation in the United States that permit greater discounting in certain accident and health lines of business.

The Group's reserve ratio at the end of 2001 was 340%, an increase of five points over 2000. This is adjusted for the sale of NCM. The increase is due to the impact of the losses from 11 September and the sale of NCM, which had a significantly lower reserve ratio. This was partially compensated by the growth in net premiums earned. The Group maintained its reserve strength in 2001, but this is likely to decline in 2002 as rates and the premium volume increase.

Amortisation of goodwill increased from CHF 310 million to CHF 368 million. The main reason for the increase was the inclusion of a full year of amortisation of goodwill arising on the acquisition of Underwriters Re, which took place in May 2000, as well as the amortisation of goodwill arising from the acquisition of Conning in 2001.

Overall Group expenses increased by 10.1% to CHF 3.4 billion. The main contributors to this increase are the acquisitions made in 2000 and 2001, the launch of a new advertising campaign, other activities to support the Swiss Re brand and the first full year of operation of the Group's Centre for Global Dialogue in Rüschlikon. Overall Group expenses declined as a percentage of operating revenues (revenues excluding capital gains) in 2001, as the company continued to make progress on its objective to achieve strategic cost leadership.

Restructuring costs decreased from CHF 110 million to CHF 29 million. The Group accrued CHF 75 million in respect of lease termination and redundancy costs in the Financial Services Business Group. This was partially offset by a reduction of CHF 46 million in the provision established in 2000 for restructuring in the Property & Casualty Business Group.

The reduction reflects lower total anticipated costs of the property and casualty restructuring. A further CHF 28 million from the provisions established in 2000 was released into the Property & Casualty Business Group results against costs incurred in restructuring in 2001. This relates to the integration of operations in Munich and Zurich and the relocation of activities from Zurich to New York, Mexico and Hong Kong.

As a result of the losses, the Group has insignificant amounts of current taxes due for 2001, but expect refunds in some jurisdictions. Accordingly, its tax expense is driven by deferred taxes. These deferred taxes are caused by income in jurisdictions with tax rates higher than the average, where the applicable tax rules allow the deferral of tax payments to later years.

The Group recorded a net loss of CHF 165 million, compared to a net income of CHF 2 966 million in 2000. Losses per share were CHF 0.57, compared to earnings per share of CHF 10.39 in 2000. Shareholders' equity decreased from CHF 22.8 billion to CHF 22.6 billion. This reflects CHF 3.5 billion in unrealised losses on securities due to continuing weakness in world stock markets in 2001, the net loss for the year, the CHF 117 million capital reduction in August 2001, the dividend of CHF 713 million paid to shareholders in June 2001, and the cumulative effect of a change in accounting policy relating to derivatives. These negative effects more than offset the CHF 4 billion increase in equity due to the rights offering and global share issue in November 2001. Return on equity decreased from 11.9% to −0.7%.

Income reconciliation

The following table reconciles the income from Swiss Re's business groups and the operations of its Corporate Centre with the Group consolidated net income before tax.

CHF millions	2000	2001	Changes in %
Business group operating income			
Property & Casualty	2 164	281	−87
Life & Health	1 447	1 682	16
Financial Services	431	−932	−316
Total business group operating income	**4 042**	**1 031**	**−74**
Corporate Centre expenses	−321	−450	40
Items excluded from the business groups:			
Net realised gains/losses	625	131	−79
Amortisation of goodwill	−310	−368	19
Other income/expenses	−381	−448	18
Net income / loss before tax	**3 655**	**−104**	**−103**

Net realised gains or losses on own shares; amortisation of goodwill; and other income or expenses – such as indirect taxes, capital taxes, interest charges, restructuring costs and certain other income and expense items – have been excluded when assessing the performance of each business group.

Investments

With a return on investment of 8.0%, Swiss Re was able to exceed its long-term target of 7% for the fourth year in a row, mainly due to solid results on the enlarged bond portfolio and significant gains on equities.

2001 as an investment year was strongly affected by the global economic slowdown and by the impact of the 11 September event.

Ever since the US economy peaked in 2000, growth has continued to deteriorate in all the major economies. Discussions on the length and depth of the economic slowdown were inconclusive and led to increasing volatility in the financial markets. Initial action by central banks eased the apprehension but did little to mitigate the uncertainty. After the 11 September terrorist attack, fears of an extended period of economic weakness began to prevail.

Global stock markets mirrored this development. The downtrend that had started in the first half of 2000 continued with few interruptions until September 2001. The recovery through the year-end to pre-11 September levels was a correction of the very strong reaction to the 11 September event but was not supported by a turnaround of the global economy. As in prior years, the major equity markets showed a largely synchronised picture, the exceptions being mainly among stocks on the smaller exchanges.

In many respects, the bond markets showed the reverse side of the same coin. In an environment of economic slowdown and in widespread absence of inflation fears, the US Federal Reserve continued its policy of cutting interest rates, spearheading a further decline of money and capital market rates. This continued on a global basis and led to yield levels that could well prove to have been the bottom of the cycle. This resulted in a solid performance by the bond markets. The disruptions after 11 September, as well as the deteriorating economic fundamentals, led to a widening of interest spreads for corporate bonds. In addition, first thoughts of slackening budget discipline crept up and gave a slight lift to long-term interest rates. This counterbalanced to some extent the lowering of short-term interest rates induced by the central banks.

Swiss Re's investment result was mainly driven by strong current income. This originated to a large extent from the growth of the fixed income investment portfolio – both in absolute terms and relative to total investments – largely linked to the growth of Swiss Re's life & health business in the US. The impact of lower interest rates on current earnings was mitigated by the income from higher-yielding investments of earlier periods and from yields achieved on high quality corporate bonds and asset-backed fixed income securities. The substantial gains from the partial disposal of the participation in the telecom operator diAx also affected current income due to the "at equity" accounting of the holding company. This was partly offset by Swiss Re's stake in the loss of Partner Re, also accounted for "at equity".

Substantial capital gains of CHF 3.4 billion were realised, although these were lower than during the preceding outstandingly favourable investment years. On the bond side, gains of CHF 1.3 billion were realised and locked in as interest rates approached their low point in the cycle. On the equity side, a few large transactions contributed significantly to the gains of CHF 1.8 billion, notably the sale of a part of Swiss Re's interest in NCM.

At CHF –0.7 billion, write-downs on investments were only moderately above 2000 levels, despite the unfavourable movements of the equity markets. A change in Swiss accounting rules limits value adjustments through income on securities to impairments that are considered other than temporary. Until 2000, all market movements below the acquisition cost had been part of the investment result. On a basis comparable to the prior year, unrealised losses would have been CHF 0.9 billion higher. The return on investment would have been 7.1%.

Investments grew by 11% to CHF 99 billion. When including other interest-bearing assets, such as cash deposits with insurance companies, the growth rate was slightly over 16%, to CHF 118 billion. This increase followed the general growth in life business and the acquisition of Lincoln Re. The share of bonds increased to 74%, from 69% at the end of 2000; equities now represent 19% of the portfolio, down from 26%.

Summary of financial statements

The following information is a summary of the audited 2000 and 2001 consolidated financial statements of the Group that have been prepared in accordance with Swiss GAAP FER and the Swiss Company Law. For more details, please refer to the Group's financial statements.

Income statement
For the years ended 31 December

CHF millions	2000	2001	Change in %
Revenues			
Premiums earned	22 081	25 219	14
Net investment income	4 802	5 765	20
Net realised investment gains	4 275	2 665	–38
Other revenues	395	455	15
Total revenues	**31 553**	**34 104**	**8**
Expenses			
Claims and claim adjustment expenses	–12 153	–16 266	34
Life and health benefits	–7 478	–8 532	14
Acquisition costs	–4 883	–5 658	16
Amortisation of goodwill	–310	–368	19
Other operating costs and expenses	–3 074	–3 384	10
Total expenses	**–27 898**	**–34 208**	**23**
Income / loss before income tax expense	**3 655**	**–104**	**–103**
Income tax expense	–689	–61	–91
Net income / loss	**2 966**	**–165**	**–106**
Earnings / loss per share			
– Basic	10.39*	–0.57	–106
– Diluted	10.37*	–0.57	–106

* Adjusted by 20-for-1 share split

Summary balance sheet
As of 31 December

CHF millions	2000	2001	Change in %
Assets			
Investments			
Fixed income securities	50 472	61 079	21
Equity securities	23 224	19 013	–18
Mortgages and other loans	6 920	7 796	13
Other invested assets	8 968	11 234	25
Total investments	**89 584**	**99 122**	**11**
Other assets			
Cash and cash equivalents	3 433	6 046	76
Reinsurance assets	28 985	37 637	30
Deferred acquisition costs	3 155	3 836	22
Goodwill and other intangible assets	8 491	11 961	41
Other assets	8 992	11 628	29
Total assets	**142 640**	**170 230**	**19**
Liabilities and shareholders' equity			
Liabilities			
Unpaid claims and claim adjustment expenses	59 600	68 618	15
Liabilities for life and health policy benefits	29 300	41 370	41
Unearned premiums	6 131	6 399	4
Funds held under reinsurance treaties	4 247	4 504	6
Reinsurance balances payable	3 697	3 958	7
Other liabilities	11 820	15 465	31
Long-term debt	5 058	7 318	45
Total liabilities	**119 853**	**147 632**	**23**
Total shareholders' equity	**22 787**	**22 598**	**–1**
Total liabilities and shareholders' equity	**142 640**	**170 230**	**19**

Changes in shareholders' equity

CHF millions	2000	2001	Change in %
Balance as of 1 January	24832	22787	–8
Net income / loss	2966	–165	–106
Change in net unrealised investment gains / losses, net of tax	–3115	–3455	11
Change in foreign currency translation adjustments	–1003	417	142
Dividends	–712	–713	
Capital repayment		–117	
Stock repurchase	–181		
Equity offering		4006	
Change in accounting policy		–162	
Balance as of 31 December	**22787**	**22598**	**–1**

Summary cash flow statement

For the years ended 31 December

CHF millions	2000	2001
Cash flow from operating activities	–744	3023
Cash flow from investing activities	893	–7357
Cash flow from financing activities	–19	6795
Effect of foreign currency translation	3	152
Change in cash and cash equivalents	**133**	**2613**
Cash and cash equivalents as of 1 January	3300	3433
Cash and cash equivalents as of 31 December	3433	6046

Capital management

In November 2001, Swiss Re concluded the largest capital market transaction in its history. Using equity and equity-linked issues, the Group successfully raised gross proceeds of CHF 6 billion in a challenging market environment.

In June 2001, Swiss Re successfully renewed its European Medium Term Note (EMTN) programme, increasing its size from USD 1 billion to USD 2 billion. The programme serves as a single platform for raising funds from various investor categories. At the end of the year, Swiss Re's outstanding debt under the EMTN programme had an aggregate face value of USD 722.9 million, and USD 945.3 million at the end of March 2002.

In November 2001, Swiss Re increased the US Commercial Paper Programme of its subsidiary, Swiss Re Financial Products Corporation, from USD 1 billion to USD 1.5 billion.

During 2001, Swiss Re issued several senior debt instruments:

- two private placements, one of CHF 100 million with maturity in 2006 and a coupon of 3.25%, and one of CHF 200 million due between 2003 and 2008, with an initial coupon of 3.42% and a step-up in 2003;
- a private placement by Swiss Re America Holding Corporation through Swiss Re's EMTN programme totalling GBP 150 million, with a maturity of 4 years and a coupon of 5.625%;
- a straight bond totalling CHF 150 million with a 14-year maturity and coupon of 4%, issued in June 2001. The bond was issued by Swiss Re America Holding Corporation under the EMTN programme.

On 30 July 2001, Swiss Re announced the acquisition of Lincoln Re for USD 2 billion; it also announced its intent to raise equity to finance the acquisition. The 11 September terrorist attack had a significant negative impact on the financial markets but, after a marked immediate deterioration, Swiss Re's share price recovered. In an Extraordinary General Meeting on 27 September, the shareholders approved the creation of authorised capital equivalent to approximately 10% of the outstanding share capital. This allowed Swiss Re to launch its capital increase.

The combined offering structure was:

- a 1:10 rights offering at market of up to 28 522 370 registered shares to existing shareholders, subject to sales restrictions in certain jurisdictions;
- a global equity offering for shares not taken up in the rights offer, including an offering in the US under Rule 144A;
- an offering of subordinated convertible bonds, concurrent with the global equity offering.

In the rights offering, 11 706 189 shares (41% of the total offer) were taken up by existing shareholders. This figure laid the groundwork for the subsequent successful global equity and subordinated convertible bond placement. The conditions for the securities were determined on 14 November: for the equity issues, shares were priced at CHF 165.75, the closing price on this day. The bonds have a maturity of 20 years and a fixed coupon of 3.25% during the first 10 years, which will be reset to a floating 6-month LIBOR plus 180 basis points for the last 10 years. Up to and including 21 November 2011, the bonds can be converted into Swiss Re shares at a price of CHF 207.19 per share and a fixed USD exchange rate of 1.6641. The bonds have been issued by Swiss Re America Holding Corporation and are unconditionally and irrevocably guaranteed on a subordinated level by Swiss Reinsurance Company.

Within two days after pricing, the bookrunners exercised their 15% over-allotment options for the global equity and convertible bond offering. Swiss Re raised a total amount of over CHF 6 billion. The funds were used both to finance the purchase of Lincoln Re – the largest acquisition in Swiss Re's history – and for general corporate purposes.

Rating agencies

Swiss Re has an interactive rating arrangement with Standard & Poor's, Moody's and A. M. Best. A number of important events during 2001 served to strengthen and even improve the rating agencies' opinion of the Group. This was reflected in the fact that all three agencies confirmed Swiss Re's highest possible financial strength rating during the course of the year, in addition to the annual rating affirmations which are a normal part of the rating process. Furthermore, Standard & Poor's and Moody's revised their rating outlook from negative to stable.

Outlook

Based on the positive outlook for 2002, the Board of Directors proposes to the Annual General Meeting an unchanged dividend of CHF 2.50 per share.

Apart from syndicated loans in the amount of CHF 458 million that matured on 25 March 2002, Swiss Re has no other maturities of senior debt or hybrid capital during this year.

Property & Casualty Business Group

Premium volume of the Property & Casualty Business Group grew by 20% to CHF 13 846 million in 2001, driven by improving rates and the full year inclusion of Underwriters Re. The combined ratio worsened to 124%, due to the 11 September attack.

Primary market
Important markets such as the US, the UK, France and Australia saw continued consolidation throughout 2001, due both to mergers and acquisitions and to company closures. The Japanese insurance market is also undergoing fundamental change evidenced by a number of mergers, driven by persistent problems in the national economy. Terrorism coverage has been much debated in many jurisdictions but, except in France, has yet to produce regulatory changes.

The global trend towards higher insurance rates during the first eight months of 2001 gained significant momentum after the terrorist attack in September. In the US, commercial and industrial property rates increased by 10 to 15% and general liability covers by 15%. In Europe, the largest rate increases were in Germany, where property rates for industrial risks increased by 20 to 25%; and in France, where the increase was 15%. In other major European markets and lines of business, significant rate increases were achieved across the board. Marine war coverage rates rose by 100% in most markets following 11 September, while hull rates went up by 15 to 50%. The largest increases – 100% and more – were in the energy sector. Engineering rates rose significantly as well, particularly for large, multiyear projects. As well as increasing rates, much of the insurance industry returned to the fundamentals of sound underwriting principles, tightening contractual terms and conditions. In many instances, these developments were driven by the reinsurance industry. There is still room for improvement, however, before a technically-sound level is achieved. Japan, where rates remain inadequate, is an exception to the trend, as the insurance market suffers from a generally weak economic environment and continuing fierce competition. The developing countries, too, produced some rate increases – but these remained typically far below those in the rest of the world and thus were short of the level needed for profitability.

Reinsurance market
Despite the withdrawal of several international groups from the reinsurance market (and the sizeable reduction by others of their involvement), competition remained keen. New market entrants and additional capital generated by established reinsurers partly offset the drop in capacity. Nevertheless, recovery is well on its way; the reinsurance market is benefiting from rising rates and tightening terms and conditions in the primary market. In addition, reinsurance prices, having increased significantly during the first eight months of the year, rose even further after 11 September. Overall, prices, terms and conditions improved more for reinsurers than for primary insurers. No industry-wide solution has yet emerged for covering gross acts of terrorism; nevertheless, additional premium is generally being collected for this exposure when coverage is granted.

Development and implementation of Property & Casualty Business Group strategy

In 2001, Swiss Re's Property & Casualty Business Group saw several changes. The Bavarian Re brand name was folded into Swiss Re, and all of the business group's offices now operate under the Swiss Re brand. In the future, this business group will write property, casualty, marine and engineering reinsurance business – while aviation, credit and surety business, as well as Swiss Re's corporate clients, will be served by the Financial Services Business Group.

The business group has three market divisions, with responsibility for the Americas, Asia and Europe. In the first quarter of 2002, the Asian head office completed its move to Hong Kong. As shown by the declining cost ratio, duplications are being eliminated, processes streamlined and client management responsibility more clearly identified. Being one business group also allows Property & Casualty to make best use of its global IT, underwriting and claims-management expertise and systems.

2001 saw the creation of a Chief Underwriting Office within the business group, as well as the appointment of a Chief Financial Officer. These two developments will further improve the strategic co-ordination of capital and capacity management over the course of the underwriting cycle. The Chief Underwriting Office is responsible for ensuring one global approach to underwriting through a common set of risk assessment models, pricing tools and training programmes. One example is Swiss Re's Group-wide approach to the strategy, modelling and pricing of its top natural catastrophe exposures.

Business group strategy

- Leverage superior research/underwriting skills to outperform the market's underwriting result over the cycle;
- Establish cost leadership through innovation of business processes and using web technology;
- Focus on disciplined capital allocation to manage the underwriting cycle;
- Build leading position in emerging property and casualty markets;
- Create new sources of profits.

e-business initiatives

A number of specialised products and services for the property and casualty markets were launched successfully in 2001. The Swiss Re Portal (www.swissre.com) offers applications such as risk placement services (eg on-line rating and placement tools for property, liability and marine covers), reinsurance business support (eg electronic reinsurance accounting) and other services. In addition, an innovative end-to-end e-tool for facultative commodity business was introduced in some selected European markets. The focus for 2002 continues to be on integrating e-business into daily business.

Underwriting measures

There are several areas that warrant active monitoring. The terrorist attack in the US has led Swiss Re to re-examine methods for managing such exposures. Swiss Re significantly adapted its underwriting approach, particularly for large commercial risks in potentially exposed areas. As the market further develops – and as possible government-led solutions emerge – Swiss Re will alter its policy accordingly. Another area of potential concern was addressed in 2001 by introducing a single Group-wide approach to industrial liability. To increase transparency and allow better risk management and pricing in the future, these risks must now be underwritten either on a facultative basis or as special acceptances under obligatory treaties. Contingent business interruption coverage also requires scrutiny: over the past few years, this coverage has slipped into property reinsurance without specific risk assessment and premium. The Chief Underwriting Office has issued underwriting guidelines that will address this concern. Unlimited motor liability and a number of other similar topics will be addressed and managed in the course of 2002.

The creation of the Property & Casualty Business Group allows Swiss Re to capitalise on its global underwriting expertise while adapting it to local market situations. Staying close to the market and maintaining a single, unitary underwriting philosophy will enable the business group to anticipate and adapt quickly to changing market conditions, improving its management of the underwriting cycle.

Property & Casualty Business Group results

CHF millions	2000	2001	Change in %
Revenues			
Premiums earned	11 530	13 846	20
Net investment income	1 722	1 712	–1
Net realised investment gains	2 459	1 855	–25
Total revenues	**15 711**	**17 413**	**11**
Expenses			
Claims and claim adjustment expenses	–10 143	–13 055	29
Acquisition costs	–2 653	–3 371	27
Other operating costs and expenses	–751	–706	–6
Total expenses	**–13 547**	**–17 132**	**26**
Operating income	**2 164**	**281**	**–87**
Claims ratio in %	88	95	
Acquisition cost ratio in %	23	24	
Administration expense ratio in %	6	5	
Combined ratio in %	117	124	

Premiums earned

Premiums earned increased by 20% during 2001. Underwriters Re, acquired in May 2000 and included for eight months in the 2000 accounts, is now consolidated for the full year, contributing 3% to premium growth. Re-underwriting, with the determination to eliminate poorly performing business, led to significant cancellations. This was more than offset, however, by a number of large single transactions, new business, increased shares and higher prices.

Combined ratio

The combined ratio increased from 117% to 124% in 2001. The ratio for 2000 included the effect of a transfer to equalisation reserves of CHF 691 million, made possible by the relatively light incidence of large losses. Before this transfer, the ratio was 111%, a figure that benefited from the positive effect of commutations of asbestos and environmental exposures agreed in 2000. In 2001 (excluding the event of 11 September) the combined ratio was 110% after taking into account a release of equalisation reserves of CHF 378 million to compensate for the more severe incidence of other large losses.

Although claims from natural catastrophes remained at a relatively low level in 2001, large property losses arising from man-made events as well as liability and surety losses were exceptionally high, particularly in the second half of the year. These factors, together with a reduction in regulated discount rates affecting reserves mostly in the UK, led to an increase in the combined ratio in the second half of the year and dampened the improvements from pricing and improved reinsurance terms evident in the first half of the year. A positive development was a decline in administrative expenses. The expense ratio improved from above 9% in 1999 to 5% in 2001, due to the continuing emphasis on expense control and operational efficiency.

Operating income

Operating income declined from CHF 2 164 million in 2000 to CHF 281 million in 2001. The higher realised gains in 2000 were offset by the large addition to equalisation reserves in that year, while the reduction in operating income in 2001 is due entirely to the 11 September event.

Insured losses 1970–2001 in USD billion at 2001 prices


30
25
20
15
10
5
0
1970
1975
1980
1985
1990
1995
2000
Man-made losses
Natural catastrophes

Source: Swiss Re Economic Research & Consulting

Lines of business

In addition to better pricing, the overall quality of the Property & Casualty Business Group's book of business improved throughout 2001. Terms and conditions were tightened and deductibles increased; policy extensions previously free of charge were separately priced; capacity was closely monitored and allocated in accordance with sound profitability criteria.

Property

CHF millions	2000	2001 incl. 11 Sep	2001 excl. 11 Sep
Premiums earned	3 850	4 675	4 614
Combined ratio in %	129	136	109

There was substantial growth of 20% in premiums earned as a result of rate increases, larger shares on renewed business and new acceptances on quality offers.

In addition Underwriters Re – now included for a full year (eight months in 2000) – added 2% to the growth. Non-proportional business recorded the greatest improvement; proportional business was still subdued because of continued primary rate inadequacy. The most dramatic price increases in 2001 were in the natural catastrophe segment, where first estimates indicate that rates increased by 25% on a global average. The French market in particular recorded price increases of up to 100% following the storms Lothar and Martin at the end of 1999. In the man-made area, too, Swiss Re's underwriters were successful in obtaining substantial rate increases in many markets.

Worldwide natural catastrophe losses totalled USD 9 billion in 2001, compared to USD 7.6 billion in 2000. The two largest claims occurred in the US: a storm system in April (insured loss: USD 1.9 billion) and tropical storm Allison in June (insured loss: USD 2.5 billion). Also, a storm system with hail and heavy rain hit Germany and Austria in August 2001, causing insured losses of more than CHF 840 million. All other natural catastrophes (earthquakes in Seattle, India and El Salvador; typhoon Nari in Japan and others) resulted in insured losses of less than CHF 840 million each. Such events are considered moderate and Swiss Re's share in these events was in line with its market share and therefore within the range of expectations.

The combined ratio for 2001 of 136% was severely affected by 11 September. Excluding this event, the combined ratio would have been 109%. In addition to 11 September, four large man-made property losses (claims not arising from natural causes) were recorded in 2001, representing losses for the business group of almost CHF 100 million. In 2000, the combined ratio of 129% was high, as it included a contribution of approximately CHF 568 million to equalisation reserves. Excluding this contribution, the 2000 ratio would have been 114%. While 2001, excluding the effects of 11 September, has seen an improvement of five percentage points, this is still an unsatisfactory result for property business, which should improve further with the rate improvement action taken during 2001 and 2002.

Motor

CHF millions	2000	2001 incl. 11 Sep	2001 excl. 11 Sep
Premiums earned	2 520	2 989	2 989
Combined ratio in %	118	108	108

Earned premiums grew solidly by 19%, benefiting from increased original rates as well as improved reinsurance pricing and some new business. This growth stems primarily from Germany, the UK, the US and Australia. For the second year in a row, results improved significantly – by around 10 percentage points. This positive development was driven by the absence of large losses and the upward trend of original and reinsurance rates in a number of important markets. Overall improvement was dampened somewhat by the lowered discount rate in the UK, Ireland and Belgium, which necessitated bolstering the reserves. A further strengthening of rates is still required in some European markets (particularly Italy and, to a lesser degree, Germany) to return the motor business to profitability.

Liability

CHF millions	2000	2001 incl. 11 Sep	2001 excl. 11 Sep
Premiums earned	2 326	2 840	2 840
Combined ratio in %	106	125	115

A 22% rise in earned premiums stemmed mainly from America and Asia. The inclusion of Underwriters Re for a full year contributed almost 2% to the growth. Despite significant premium increases in almost all liability lines of business across large parts of the globe, premiums for industrial liability and directors' & officers' coverage have not yet reached satisfactory levels. Swiss Re therefore tightened its acceptance policy and is focusing on bringing these problem classes to profitable levels. The liability combined ratio deteriorated significantly to 125% due to 11 September. Excluding this event, the combined ratio would have been 115%, which is slightly above what Swiss Re would expect for liability business. Losses of unusually high frequency and severity were reported in 2001 in the European and US markets for pharmaceutical product liability, healthcare (nursing home and rehabilitation centres) and directors' and officers' liability; however, these losses were mostly absorbed by the reserves established for this line of business. The 2000 combined ratio of 106% benefited from positive contributions from successful commutations on asbestos and environmental exposures agreed in that year.

Accident

CHF millions	2000	2001 incl. 11 Sep	2001 excl. 11 Sep
Premiums earned	889	1 077	1 077
Combined ratio in %	115	95	86

Premium growth of 21% originated entirely from US workers' compensation business. Underwriters Re contributed almost 6% to this growth. New business was written at significantly improved terms, while underperforming business was cancelled or switched to non-proportional covers, permitting greater transparency and exposure-related pricing. The accident line of business combined ratio improved by 20 percentage points (29 percentage points excluding 11 September). The greatest impact arose from regulatory changes in the US, increasing the scope for discounting of workers' compensation reserves. This is a one-time benefit that will not be repeated in 2002. Swiss Re will continue to focus on better pricing and tighter terms and conditions for this line of business.

Other lines

CHF millions	2000	2001 incl. 11 Sep	2001 excl. 11 Sep
Premiums earned	1 945	2 265	2 262
Combined ratio in %	109	131	123

Engineering: following a thorough re-underwriting of the portfolio, engineering premium volume remained stable as cancelled business was offset by higher rates on the remaining portfolio and by new, better-priced business.

Marine: premiums earned increased by 31% to CHF 787 million overall, the largest increase being in Europe (34%). The main drivers of this additional premium volume were general rate increases and acquisition of new business. The marine underwriting result showed a 4% deterioration to a 97% combined ratio, following a particularly profitable result in 2000. The sinking of the Petrobras offshore platform was the main reason for this reduced performance.

Aviation: premiums earned showed healthy growth of more than 30%. Underwriters Re added 21% to this growth. Aviation results were negatively affected by 11 September.

Credit: income shrunk by some 5%. The credit line experienced a considerably higher combined ratio than last year, influenced by unusual loss severity, the largest of which was the Enron bankruptcy. Both aviation and credit will be managed by the Financial Services Business Group from 2002.

Outlook

The accelerating upswing in the property and casualty cycle, with improved prices, terms and conditions, has led to a fundamentally positive environment. Great strides have been made in both the primary and the reinsurance markets towards a return to profitability; but this effort must be sustained. The soft market of the last several years, coupled with the capital drain generated by 11 September, the lacklustre performance of financial markets and a general decline in interest rates, all bode well for a continued firming in both insurance and reinsurance markets. The reduced appetite of cedents for high hazard risks (such as pharmaceutical product liability), coupled with the prudent use of capacity by reinsurers, will sustain the drive towards premiums commensurate with exposure.

While top-tier reinsurers retained their excellent rating position, many other reinsurance companies were downgraded by the independent ratings agencies. The flight to quality is expected to gain momentum in 2002; Swiss Re's Property & Casualty Business Group is well equipped to offer excellent service and a solid capital base to clients. The focus, however, will continue to be on underwriting discipline; tightly controlled capacity and adherence to return-on-capital targets. Underperforming business will be either turned around or cancelled. The business group's cost-management initiatives, which are already bearing fruit, will be carried forward and the optimisation of business processes will continue.

Managing natural catastrophe exposures

Over the past 30 years, both the severity and the impact of natural catastrophes have increased markedly. The trend to higher losses is driven by socio-economic factors, including concentration of values in exposed areas and increasing use of insurance. Global warming adds another layer of uncertainty to this process, since scientific evidence[1] shows it is likely to affect weather patterns, with particular adverse impact on flooding. Nevertheless, while the underlying trends are clear, economic and insured losses for both 2000 and 2001 were below average. At the same time, Swiss Re estimates that worldwide prices for natural catastrophe excess-of-loss reinsurance increased by 25% in 2001, signalling a significant turnaround in market conditions. Swiss Re continues to expand its leadership role in managing and communicating natural perils issues.

Recent accomplishments include:

- scientific advancements to modelling for important earthquake and tropical cyclone markets, such as the US and Japan;
- incorporating loss analyses from the 1999 European winter storms into Swiss Re's Eurowind model;
- developing cutting-edge techniques to model flood hazard in anticipation of its growing importance to the insurance industry;
- improvements in capital allocation and management models including implementation of a common Swiss Re pricing approach for major natural catastrophe exposures;
- organisation of, or participation in, significant industry and academic conferences;
- enhancing Swiss Re's global consultation network of insurers, risk-modelling firms, international organisations (such as the World Bank), leading universities and non governmental organisations (NGOs).

[1] Third Assessment Report, Summary for Policymakers, Intergovernmental Panel on Climate Change (www.ipcc.ch)

Life & Health Business Group

Total revenues increased by 13% to CHF 12 825 million and operating income increased by 16% to CHF 1 682 million. 2001 was a successful year in which the Life & Health Business Group reached or exceeded its operating targets.

Primary insurance market
Life insurance has seen significant expansion over the last 20 years, exceeding economic growth in the industrialised countries by five percentage points and in developing nations by nine percentage points on an annualised basis. In the US and UK markets, industry consolidation has continued, as companies seek capital and cost efficiencies from increased scale.

Many established life insurance companies have chosen to concentrate on distribution and asset management and are using reinsurance to reduce earnings volatility and capital requirements. Primary life insurers are also managing their cost base and capital requirements by selling blocks of in-force business. The decline in world stock markets has increased the strain on capital resources, which has raised demand for capital management products provided by reinsurers.

In Europe, as the level of social, medical and other benefits provided directly by the government reduces, insurance companies are continuing to take on these added responsibilities.

In Japan, the market situation continues to be affected by general economic uncertainties. Elsewhere in Asia, primary market trends generally are positive, reflecting a high level of personal responsibility for welfare provision and a cultural bias towards savings. Asian markets have seen a growing awareness of the benefits of capital management, a growth in new life products, new distribution channels and a rising demand for living benefit products. In addition, the ageing population in many developed countries is expected to increase the demand for health products such as long-term care, disability and critical illness coverage.

Reinsurance market
Cost and capital pressure on primary companies continues to generate demand for reinsurance. In the US, cession of sums assured has grown from 15% in 1993 to 64% in 2000; the UK market has experienced similar trends. This has resulted in the growth rate for life reinsurance significantly outpacing growth in the primary market.

The life and health reinsurance market is providing increased capacity as well as coverage for new products. Reinsurers like Swiss Re are using their underwriting and pricing capabilities to handle the primary market's increased risk management requirements.

Continued development of the insurance market in Asia will provide underwriting and capital management opportunities for the major reinsurers. In particular, liberalisation of the insurance markets in China and India should provide new reinsurance opportunities.

Business group strategy

- Leverage Swiss Re's leadership position and economies of scale in traditional life reinsurance markets;
- Grow Admin Re business;
- Use web technology to reduce the cost ratio by innovating business processes and developing new sources of revenue;
- Build a strong franchise in emerging life reinsurance markets, especially in Asia.

Development and implementation of Life & Health Business Group strategy
Recognising these strong and sustained positive trends in the life reinsurance industry, Swiss Re embarked upon a programme of acquisition and business development to become the leading life and health reinsurer. Life & Health Business Group net premiums increased from CHF 2.1 billion in 1995 to CHF 8.9 billion in 2001, a compound annual growth rate of 28%. The acquisition of Lincoln Re in late 2001 will lead to further growth in 2002.

Swiss Re continues to develop its global leadership in the traditional life reinsurance markets, which offer attractive growth, profitability and risk management potential. In emerging markets, particularly in Asia, the business group is building a strong franchise to capitalise on opportunities.

The creation of businesses, such as Administrative Reinsurance℠ (Admin Re), broadens our range of life and health products. By transferring the administration of the business together with 100% reinsurance, the client can release capital embedded in non-core businesses and remove the administrative burden and costs associated with maintaining outdated or inefficient systems. Swiss Re outsources the back-office administration of its Admin Re business to third-party administrators. Since acquiring Life Re, Swiss Re has expanded its Admin Re portfolio by investing CHF 2.8 billion in Admin Re transactions, increasing assets under management by CHF 20 billion.

In the US, Swiss Re's Admin Re portfolio benefited from two major transactions in 2001: Aurora National Life Assurance Co (Aurora) and Southwestern Life Holdings, Inc (Southwestern). These transactions involved total invested capital of CHF 750 million and added CHF 8.5 billion to the Group's assets. Aurora's result is included from 1 January 2001, Southwestern's from 1 July 2001.

The proportion of health business declined from 25% in 1999 to 17% in 2001 as Swiss Re continues to withdraw from unprofitable health lines. While a global trend towards privatising health and welfare benefits has resulted in a growing recognition of the protection provided by health policies, it has proven difficult in some countries to develop products that both meet policyholder needs and provide a reasonable return for insurers or reinsurers. Following an extensive review of its health portfolio, Swiss Re has put its underperforming health product lines into run-off. The Life & Health Business Group remains committed to markets and products that allow it to generate an acceptable return.

e-business initiatives

The Life & Health Business Group's major e-business objectives are to streamline the internal business processes and implement a new technology architecture to support the reinsurance administration back office. This development enables true "business to business" interaction and the major external focus will be electronic data interchange with clients and business partners. Timely access to high quality data is imperative and supports Swiss Re's ability to actively monitor and manage its exposures and the performance of its reinsurance portfolio. Swiss Re expects these developments to begin delivering benefits in 2003.

Gross premiums 2001 written by region


North America
Europe
Rest of the world

Acquisition of Lincoln Re

On 7 December 2001, Swiss Re completed the acquisition of the reinsurance operations of Lincoln National Corporation (Lincoln Re) for USD 2 billion in cash. Lincoln Re, which began writing reinsurance in 1912, was the second largest life reinsurer in the United States.

The acquisition will increase the size of Swiss Re's US traditional life reinsurance business by approximately 50% and reinforce the Group's leading position in the US, the world's largest life reinsurance market. Lincoln Re had USD 1.7 billion of revenues in 2001 and approximately USD 4 billion of total assets as of 31 December 2001. It will reinforce Swiss Re's standing, in the US and globally, both by increasing its client base (there is little overlap between the largest clients of the two companies) and by enhancing its life reinsurance expertise. The results for 2001 include the operating income for Lincoln Re from the purchase date, 7 December 2001.

Since concluding the acquisition, Swiss Re has announced the sale of Lincoln Re's Employers Stop Loss business segment (CHF 420 million premiums earned in 2001) as this product line does not fit with the business group's strategy. This sale is expected to close by 30 June 2002.

Life & Health Business Group results

CHF millions	2000	2001	Change in %
Revenues			
Premiums earned	8 330	8 922	7
Net investment income	2 530	3 388	34
Operating revenues	**10 860**	**12 310**	**13**
Net realised investment gains	453	515	14
Total revenues	**11 313**	**12 825**	**13**
Expenses			
Claims and claim adjustment expenses; life and health benefits	−7 448	−8 502	14
Acquisition costs	−1 912	−2 077	9
Other operating costs and expenses	−506	−564	11
Total expenses	**−9 866**	**−11 143**	**13**
Operating income	**1 447**	**1 682**	**16**
Operating result, excluding realised gains	**994**	**1 167**	**17**
Management expense ratio in %	4.7	4.6	
Return on operating revenues in %[1]	9.2	9.5	

[1] Operating revenues include premiums earned and net investment income

The operating result (excluding realised gains) improved from CHF 994 million in 2000 to CHF 1 167 million, an increase of 17%. This represents a return on operating revenues of 9.5%, exceeding the business group's target of 9%. The principal reasons for the increase in margins were continued growth in traditional life reinsurance and Admin Re, as well as the progressive elimination of underperforming health accounts. Excluding the 11 September loss of CHF 150 million, the Life & Health Business Group's return on operating revenues (excluding realised gains) was 10.7%.

Apart from 11 September, other significant items, when aggregated, were neutral to the operating result. Of the two largest items, a positive impact arose from the run-off of some Latin American business, where the Life & Health Business Group's investment strategy resulted in Swiss Re benefiting from capital and currency market movements.

This gain was offset by increases in the incurred but not reported reserves and claim provisions for group disability and critical illness in the UK arising from updated cedant data and late notified claims.

The Life & Health Business Group's management expense ratio declined from 4.7% to 4.6% in 2001, as it continued to improve operating efficiency and realise the benefits of increased scale.

Premiums earned

CHF millions	2000	2001	Change in %
Life	6 439	7 409	15
Health	1 891	1 513	−20
Total	**8 330**	**8 922**	**7**

Operating result, excluding realised gains

CHF millions	2000	2001	Change in %
Life	909	1 055	16
Health	85	112	32
Total	**994**	**1 167**	**17**

Outlook

The continuing emphasis on asset management and distribution in the primary insurance market should sustain the demand for traditional life reinsurance and the need for specialised capital and risk management solutions which Swiss Re offers. Swiss Re expects life reinsurance growth to continue to outpace primary market growth. Swiss Re's strong market position, expense management expertise and full service capability mean the Group is in an excellent position to meet clients' needs in all areas of business. Continuing consolidation and rationalisation in the primary market should also sustain the demand for Admin Re.

Swiss Re therefore expects further positive development in its life and health business result for 2002. It will benefit in particular from the enlarged client base and other efficiences arising from the Lincoln Re acquisition.

Exploring the unknown widens your horizons and creates a dialogue between people. This is why I had a special wish to share the message of my art collection with my colleagues.
However, I also wanted to share something else – the history of the artists. One of them, Rudolf Müller, was only fifteen when he left home. He set out to conquer an economically and politically precarious world. His courage, his view of the world and the way he approached risk are all impressive for someone so young.
So I was particularly happy to be able to discuss the artists themselves as well as artistic aspects during the exhibition at Swiss Re.

Johannes Fichter, Run-off Manager, Swiss Re, Zurich, Switzerland











"Sharing cultural experiences builds bridges – so do wishes!"

Financial Services Business Group

The Financial Services Business Group, which is absorbing a major part of the 11 September loss through its direct commitment to the WTC and to the aviation market, showed operating improvements excluding 11 September.

Financial Services Business Group results

CHF millions	2000	2001	Change in %
Gross revenues			
Premiums earned	2 120	2 451	16
Net investment income	388	619	60
Net realised gains	738	164	−78
Fees & commissions	490	567	16
Gross revenues	**3 736**	**3 801**	**2**
Expenses			
Acquisition costs	−318	−225	−29
Claims and claim adjustment expenses	−2 054	−3 241	58
Gross margin	**1 364**	**335**	**−75**
Operating costs	−933	−1 267	36
Operating income / loss	**431**	**−932**	**−316**

Swiss Re formed the Financial Services Business Group in 2001 to efficiently deliver a comprehensive range of capital management products to Swiss Re's core clients. The business group's new management also concentrated on efficiency: a mid-year review of operations produced organisational changes and cost-management measures. These are expected to have a positive impact on 2002 results while creating a flatter, more nimble organisation.

Business group strategy

- Build a strong franchise in the convergence between capital markets and insurance;
- Increase cross-selling of risk transfer and corporate finance solutions to better serve clients;
- Enhance securitisation capabilities as a product offering for clients and a capital management tool for the Group;
- Maintain leading edge capabilities for strategic and tactical asset allocation and management;
- Build third party asset and asset/liability management business.

Net premiums earned rose by more than 15% to CHF 2.45 billion, with Risk Solutions and NCM contributing to the increase. Fees and commissions were up 16%, primarily reflecting growth in Asset Management and Fox-Pitt, Kelton. Gross revenues were slightly up at CHF 3.8 billion despite weakness in the private equity and credit markets. Including the claims from the attack on the World Trade Center (WTC), but after equalisation of CHF 829 million, the business group saw an operating loss of CHF 932 million.

Other details are reported here as they apply to the business group's four segments: Asset Management, Investment Banking, Credit Solutions and Risk Solutions.

Asset Management

CHF millions	2000	2001
Gross revenues		
Premiums earned		
Net investment income	4	155
Net realised gains	93	−19
Fees & commissions	212	263
Gross revenues	**309**	**399**
Expenses		
Acquisition costs		
Claims and claim adjustment expenses		
Gross margin	**309**	**399**
Operating costs	−211	−387
Operating income	**98**	**12**

The Asset Management segment includes both the Asset Management and Capital Partners product units. The Asset Management unit manages fixed income and traded equity investments for Swiss Re and third parties, primarily insurance companies. Capital Partners serves clients in the areas of private equity and merchant banking.

The total assets under proprietary investment in 2001 reached CHF 99 billion, up from CHF 90 billion one year ago.

At the end of 2001, Swiss Re had CHF 60 billion third-party assets under management, of which over CHF 58 billion were in the Asset Management product unit. This represents a sharp increase from just over CHF 6 billion in the prior year, due primarily to the July 2001 acquisition of Conning Corporation as well as from organic growth. Third-party asset management revenues reached CHF 73 million in total. With the Conning acquisition, Swiss Re Asset Management is now among the top five asset managers providing insurance-related investment services to clients in the US. Swiss Re has also expanded Conning's products and services to a worldwide client base. The combined capabilities of Swiss Re and Conning include global investment management, asset and liability management services, mutual funds and investment accounting and reporting.

At the end of 2001, Capital Partners (including Conning Capital Partners, the private equity arm of Conning) had USD 3.9 billion in funds under management in its private equity, venture capital, buy-out and mezzanine businesses. Funds under management included Swiss Re's equity-consolidated stake in Partner Re and Gerling NCM AG. Of the total funds under management, USD 1.7 billion were focused on the financial services industry. The total also includes USD 1.4 billion in commitments to other private equity funds managed by Capital Partners for Swiss Re. Swiss Re increased efforts to attract further third-party capital, including sponsoring new funds.

Market uncertainty in the wake of 11 September created several attractive investment opportunities. Capital Partners reviewed a range of appealing possibilities and allocated some funds. For example, it committed capital to the start-up of Allied World Assurance Co Ltd, a Bermuda-based insurer and reinsurer that was established to profit from additional capacity demand.

Capital Partners also manages Swiss Re's minority direct investments in insurance and financial services companies. The market value of the portfolio as of 31 December 2001, amounted to CHF 2.8 billion.

In December 2001, Capital Partners managed a transaction between NCM and Gerling Insurance Group to form Gerling NCM Credit and Finance AG. Swiss Re, previously owner of 90% of NCM, retained a 44.1% holding in the new company with the intent to further reduce its holding in 2002; this realised a capital gain of CHF 184 million during 2001. Asset Management also achieved an investment return of CHF 391 million from the partial disposal of its participation in diAx, the Swiss mobile operator. Part of this investment return is shown in this business segment. Conversely, as a consequence of the downturn in the private equity sector, Swiss Re wrote down investments of approximately CHF 231 million, primarily in the portfolios of externally managed funds.

The Asset Management segment reported an operating result for 2001 of CHF 12 million on revenues of CHF 399 million.

Investment Banking

CHF millions	2000	2001
Gross revenues		
Premiums earned		
Net investment income		5
Net realised gains	35	−62
Fees & commissions	177	206
Gross revenues	**212**	**149**
Expenses		
Acquisition costs		−15
Claims and claim adjustment expenses		
Gross margin	**212**	**134**
Operating costs	−214	−280
Operating income / loss	**−2**	**−146**

The Investment Banking segment comprises Fox-Pitt, Kelton (FPK), and Swiss Re's Financial Products unit. In 2001, FPK again showed solid top-line growth of 10% and a positive result despite difficult conditions in the world's equity and advisory markets. Both FPK's brokerage and corporate finance operations contributed to a creditable performance. In 2001, FPK increased its participation in major financial industry capital market transactions.

In keeping with the business group's convergence strategy, FPK assumed primary responsibility for marketing of non-traditional products to insurance companies and banks. This enables Swiss Re to offer risk-transfer products side-by-side with FPK's mergers and acquisitions and equity-oriented solutions. This powerful combination of insurance and investment banking expertise will further strengthen Swiss Re's offering of innovative capital management solutions to its core client base.

The Financial Products unit offers capital markets structuring, trading and distribution, extending Swiss Re's risk and capital management services to areas that converge with its core insurance business. Financial Products is entering the second year of a three-year plan to build a platform to execute and support capital markets transactions. 2001 saw the laying of a secure foundation for the business; by year-end, Financial Products had commenced operational activities and will establish critical mass in 2002.

While FPK reported positive operating income, planned start-up and build-up costs for Financial Products and CHF 90 million of write-offs under the single-name credit derivative portfolio (including CHF 47 million from Enron) led to a negative operating result for the Investment Banking segment of CHF 146 million.

Credit Solutions

CHF millions	2000	2001
Gross revenues		
Premiums earned	874	885
Net investment income	16	117
Net realised gains	59	–51
Fees & commissions	35	39
Gross revenues	**984**	**990**
Expenses		
Acquisition costs	–115	–85
Claims and claim adjustment expenses	–400	–391
Gross margin	**469**	**514**
Operating costs	–317	–407
Operating income	**152**	**107**

The Credit Solutions segment offers trade credit and surety reinsurance as well as structured credit solutions. It also includes asset reinsurance. To make best use of this business group's structure and expertise in the area of credit, all credit and surety business from the Property & Casualty Business Group was transferred to the Financial Services Business Group in autumn 2001. Furthermore, NCM (gross revenues 2001 of CHF 618 million and operating result of CHF 52 million) will no longer be consolidated into Credit Solutions as a consequence of the previously described transaction.

The Credit Solutions segment reported operating results for 2001 of CHF 107 million on revenues of CHF 990 million. The downturn of the credit cycle continued as anticipated. Swiss Re focused on the quality of its credit book rather than the volume, which is being streamlined in light of continuing weak market conditions. This will lead to reduced overall credit exposure. Credit Solutions launched an automated online credit tool that allows clients to tailor single-name credit protection based on their particular corporate needs.

As previously reported, the Enron collapse and some Asian exposures negatively affected credit reinsurance. However, given the European overweighting in Swiss Re's trade credit reinsurance portfolio, together with low exposure to the technology, media and telecommunication industries, this business line experienced another positive result.

Structured Credit saw an accounting change in 2001 with credit default swaps now marked-to-market (hence the subsequent adjustment of premiums and claims). Subsequently, the widening of the relevant benchmark spreads on credit default swaps reduced the result by CHF 20 million. Furthermore, Structured Credit was negatively affected by two defaults (CHF 22 million) from a portfolio credit default swap that expired in July 2001 and from the write-off (CHF 37 million) for another portfolio which dated from 1997/98. All other credit default swap portfolios currently booked have first loss subordination available to absorb losses. A cautious approach in underwriting new portfolio credit default swaps improved the quality of the overall book.

Risk Solutions

CHF millions	2000	2001
Gross revenues		
Premiums earned	1 246	1 566
Net investment income	368	342
Net realised gains	551	296
Fees & commissions	66	59
Gross revenues	**2 231**	**2 263**
Expenses		
Acquisition costs	−203	−125
Claims and claim adjustment expenses	−1 654	−2 850
Gross margin	**374**	**−712**
Operating costs	−191	−193
Operating income / loss	**183**	**−905**

The Risk Solutions business unit links Corporate Risk Underwriting and Structured Risk Finance with the Capital Solutions marketing team to deliver sophisticated, insurance-based corporate finance solutions to major corporations and insurance companies worldwide.

Corporate Risk Underwriting, which offers facultative property and casualty reinsurance products, saw strong premium growth of more than 24%.

This business unit had a much improved, positive operating result throughout the year, excluding the 11 September loss. Improved results reflected disciplined underwriting as well as more favourable pricing conditions. The significant loss of capacity in underwriting markets after 11 September had a large impact on pricing levels, especially in property and aviation lines. Much of the positive financial impact is expected to appear in 2002 results.

In property, Swiss Re was able to write tighter terms and conditions throughout 2001, with higher attachment points on new and renewal policies; this trend accelerated after the 11 September event. The portfolio experienced no major natural catastrophe events and a reduced frequency of large man-made losses, excluding the WTC claim.

Swiss Re's casualty business has been experiencing similar positive trends. Although pricing for all casualty lines was gaining momentum before 11 September, the event accelerated the process. Overall capacity, on the other hand, has not been greatly reduced; however, insurers are generally deploying capacity more cautiously and at higher attachment points.

Pricing for airline coverage, which is a significant part of the business group's portfolio, also firmed dramatically as a result of several factors, including 11 September, which accelerated premium increases that were already evident. General aviation pricing also improved.

Structured Risk Finance saw a significant increase in activities in the second half of 2001, due to the rise in rates of traditional reinsurance, the decrease of reinsurance capital post 11 September, and specific opportunities in sectors such as oil and gas, energy and transportation. Financial reinsurance accounted for the majority of revenue; the other areas, New Asset Risks and Contingent Capital developed innovative structures such as securitisations and capital facilities for corporate clients.

Primarily due to the 11 September event, Risk Solutions reported an operating loss of CHF 905 million on gross revenues of CHF 2 263 million.

e-business initiatives

In 2001, Swiss Re launched RISKPORT, an interactive Internet site that provides an overview and comparison of how alternative strategic financial decisions can impact property and casualty insurance companies. RISKPORT makes Swiss Re one of the leading providers of ALM/Dynamic Financial Analysis consulting services to the global insurance community.

Outlook for Financial Services

The business group's positive 2002 outlook is driven by continued strong increases in premium rates for property, casualty and aviation business. Large man-made loss frequency, however, has slightly increased. Additionally, Structured Risk Finance anticipates sustained new business growth for both insurance and corporate clients. Third-party asset management, which includes Conning and Financial Products, expect to contribute improved financial results while also expanding Swiss Re's overall business capabilities. The difficult credit environment could continue to constrain results, although measures have been taken to manage the business effectively through this phase of the cycle.

Financial Services Business Group driving convergence

A Swiss Re convergence solution – combining both capital and insurance markets – enabled a global financial services company to manage a basket of complex and volatile insurance and financial risks more effectively and cost-efficiently.

The transaction, completed in 2001, was composed of several components that fit together to provide the client with the economic protection it desired. The transaction was structured by Risk Solutions, who brought together financial engineering skills and insurance risk underwriting expertise. Hedging of financial markets risks drew on the capabilities of Financial Products. Swiss Re Asset Management provided the appropriate Asset and Liability Management (ALM) approach and service to the transaction. In addition, Fox-Pitt, Kelton's considerable knowledge and understanding of the economic drivers of the client's financial services business provided the research backdrop to evaluate the solution. Having these capabilities seamlessly available was critical in developing the best solution to address the multiple objectives that companies face in today's business environment.

Throughout the year, the Financial Services Business Group continued to drive the convergence topic through the use of groundbreaking risk and capital management solutions. Clients benefit from answers that combine Swiss Re's profound understanding of risk together with superior advisory and structuring capabilities as well as the transfer of risk to Swiss Re's sound balance sheet.

Looking to the future, the business group will continue to bring value to clients through the opportunities offered by the convergence marketplace.

Corporate Centre

Swiss Re's Corporate Centre with its four divisions – Communications & Human Resources, Finance, Information Technology and Risk & Knowledge – is both an instrument for managing the Group and a provider of central services.

The Corporate Centre offers the Chief Executive Officer and the Executive Board the necessary global information and strategic tools to manage a group with CHF 170 billion in assets, CHF 34 billion in revenue and more than 8 600 employees, spread across three business groups in over 70 locations and 30 countries.

The Corporate Centre also provides those functions that create greater value when offered centrally, supporting Swiss Re's strategy of being both global and local. These functions cover two key areas: relations with external stakeholders (including services such as compliance and corporate governance) and Group-wide management processes.

The first is Swiss Re Group's relations with external stakeholders, including services such as compliance and corporate governance. The setting up of communications centres in New York/Armonk, London, Hong Kong and Zurich has strengthened Swiss Re's world brand by ensuring the Group speaks with one voice, both to internal and external audiences. Rüschlikon, Swiss Re's Centre for Global Dialogue, had a very successful first year of full operation. In addition, the new advertising campaign and sponsoring initiative support Swiss Re's position as a leading brand in its industry. The Swiss Re Portal on the Internet offers clients direct access to Swiss Re's extensive knowledge and a secure area for e-business transactions.

The Finance Division supports the Group's global leadership by maintaining a unified capital base for the Group's activities, co-operating with the Risk & Knowledge Division to assess and balance the Group's overall risks and returns. The risk landscape is becoming ever more complex; this makes it all the more important for Swiss Re to manage its risk portfolio centrally, making the best use of available capital.

The second key area addresses internal functions where consistency and efficiency are paramount, such as corporate strategy and information technology (IT). In IT, for example, central provision of services allows the Group to reduce complexity and cost relative to premium volume, while increasing the return on information by creating new business opportunities through a reliable information backbone and new intranet capabilities.

Corporate Centre operating expenses

CHF millions	2000	2001	Change in %
Operating expenses	–321	–450	40

Operating expenses

The increase in operating expenses is primarily due to the first full year of operation with Swiss Re's new organisational set-up. This involves new responsibilities and tasks transferred from the business groups which create greater value by being performed centrally through the four Corporate Centre divisions. As strategic architect, the Corporate Centre invests in future business models, like *inreon,* an independent Internet-based exchange for reinsurance products whose purpose is to create a collaborative environment for insurers, reinsurers and brokers. The Corporate Centre also supports Swiss Re's goal of operating as a single global company, by developing standardised processes and systems, particularly in finance. Investing in streamlined global processes and systems will contribute to reducing Swiss Re's overall expenses over the medium term.

11 September and the Corporate Centre

A moment of crisis, when the global risk landscape changes dramatically, is one of those times when the Corporate Centre proves its value. 11 September was an unprecedented stress test for Swiss Re's central information, risk management and strategic control systems. The insurance industry, as well as society, had suddenly to learn to take account of the unthinkable.

The Corporate Centre's response reflected years of preparation and experience in dealing with large losses such as hurricanes, earthquakes, typhoons, stock market crashes and other extreme events. In prior years, Swiss Re had set up a business continuity management process in the mid-1990s, designed to give the Chief Executive Officer and local managers alike prompt access to vital information, available at any location.

Within hours of the 11 September attack, this process was up and running, providing central command and intelligence facilities with the information necessary to help steer the Swiss Re Group through this critical phase.

Throughout the unfolding tragedy, Swiss Re's Executive Board, management and employees were kept up-to-date with key information and the Group's relevant internal and external stakeholders were also kept informed. Communication with the public was managed through a single communications hub, established before the attack and used extensively by all three business groups. Throughout the crisis, Swiss Re continued to operate and present itself as a single world brand – the leading manager of capital and risk. As an opinion leader and global industry influence, Swiss Re helped shape the market's response to this exceptional challenge.

2001: passing the test

This co-ordinated response at a Group level helped Swiss Re come through one of the most testing years in its history with its strength undiminished. The unified approach to managing the risk portfolio and capital base delivered excellent results. The independent rating agencies confirmed the Group's "AAA" rating. At the same time, the Group was able to increase its capital by CHF 6 billion – the largest equity and equity-linked issue ever in Switzerland.

Integrated management of finance and risk; close co-operation between the Corporate Centre divisions; dependable, global IT services; excellent communication with all stakeholders; and strong support for the Swiss Re brand – all these helped to deliver a further increase in the Group's global reputation, recognition and credibility.

Risks that arise from moving large quantities of earth are quantified by Swiss Re and reinsured in the appropriate way. It has long been a wish of mine to play with nature and feel the power of a bulldozer. When I got my chance the experience was more impressive than I had ever imagined.



It is a special feeling to experience how much sensitivity you need to drive a bulldozer: controlling the movements of the digger, judging the texture of the earth loads and deciding at the first touch how much power you can use.
The power harnessed by this technology is often greater than we imagine.

Juan Pablo Gatica, Swiss Re, Buenos Aires, Argentina






AMMANN
"To move mountains of earth,
you need a fine touch."

Rüschlikon – Centre for Global Dialogue

Swiss Re's Centre for Global Dialogue in Rüschlikon completed a successful first year of operation. The Centre played host to 250 events, which brought more than ten thousand people to Rüschlikon.

Swiss Re's Centre for Global Dialogue in Rüschlikon is a forum for discussion of developments in economics, business, science, technology, society and culture. Applied Research, Business Solutions and Corporate Development are the three pillars on which Swiss Re's Centre for Global Dialogue was founded; together, they offer a unique value proposition to the entire Swiss Re Group.

Applied Research focuses primarily on the identification of emerging risks and their potential effects on society and business. The Centre's first high-profile event was the international conference on Managing the Global Ageing Transition. The conference examined the economic, political, and social implications of the ageing population and the challenge this presents for future generations in the developed world. Of particular interest for Swiss Re was the dramatic impact foreseen for the financial services industry if the crisis is not addressed. The conference closed with an agreement on policy objectives, the Rüschlikon Declaration, which was submitted at the follow-up Conference on Ageing held in August 2001 in Tokyo.

While the Centre is regarded as a long-term investment for Swiss Re, the Greenhouse Gas (GHG) event, held in autumn 2001, highlights the Centre's potential for offering events which unify the company's specialised knowledge with market and product innovation, resulting in genuine **Business Solutions.** Swiss Re, together with the World Business Council for Sustainable Development and the World Wildlife Fund, welcomed leaders from the utility, energy and transportation sectors to discuss the market drivers and business solutions in a carbon-constrained future.

The objectives of this first ever business-focused GHG conference were to assist companies in their understanding of the exposures and challenges in coping with GHG emission reduction requirements, and to determine the financial sector's role in this new market. The specialist unit for GHG risk solutions within Swiss Re sees this as the first of a series of ongoing multi-stakeholder dialogues for sharing and developing sustainable cooperative efforts.

Corporate Development means shaping corporate strategy, communicating shared values and developing the talents of employees. With a decentralised organisation, the Centre provides a place to physically meet, exchange ideas and share knowledge across geographic and cultural boundaries. Based in Rüschlikon, the corporate learning team designs, develops and delivers people management and leadership programmes to foster common principles within Swiss Re's leadership culture. The newly established project management programmes are designed to encourage greater consistency and harmony in the way the Group works.

The Centre for Global Dialogue will continue to serve as a platform for these and other topics with conferences, reports, papers and electronic discussions throughout 2002 and beyond.

Recent events and outlook

Swiss Re's positive outlook for 2002 is based on a strong upswing in property and casualty; continued growth in life and health, bolstered by the integration of Lincoln Re; and expanded business capabilities in financial services.

On 26 February, Swiss Re held an Investors' Day in Rüschlikon. The presentations were broadcast live on the Internet and could be followed by telephone conference. The media were also informed through a press release. The information focused on the 2001/2002 renewals in property and casualty business and the revised loss estimate for 11 September. Swiss Re informed the audience that the Group is confident of returning to the earnings growth path achieved in prior years and will recommend an unchanged dividend of CHF 2.50 per share.

In property and casualty, the 2001/2002 renewal season confirmed the trends with insurance and reinsurance prices and conditions firming in major markets. This development was stronger where catastrophe covers played an important role as well as in the large industrial risks markets.

In February 2002 the Asian head office completed its move to Hong Kong. The Asian market is now served entirely from local offices in that region.

Swiss Re anticipates that supply and demand dynamics will sustain sound property and casualty rates into the future and expects a further hardening of the market and strong renewals in 2002. The focus will remain on strategic management of the cycle with cautious growth, while keeping the book widely diversified with managed exposures.

The integration of Lincoln Re and the benefit of increased economies of scale will be the focus for life and health business. Lincoln Re is expected to be accretive to earnings in 2002.

On 4 March, Swiss Re reached an agreement to sell Lincoln Re's medical excess-loss and group life insurance books to SAFECO of Seattle, WA. Pending regulatory approval, the transfer is expected to close in June 2002.

Swiss Re has reinforced its strong position in each of the financial services business segments. The consolidation of the Financial Services Business Group with its four focused business units will support Swiss Re's aim of developing and selling convergence solutions, combining both capital and insurance products. By bringing its abilities in corporate risk underwriting to the bottom line, using market conditions to create opportunities for structured and other capital and risk management solutions, Swiss Re is confident that it will transform "growth stage" financial services business into profitable contributors of comprehensive solutions.

Corporate governance

Board of Directors
The Board of Directors is ultimately responsible for the policies and management of the corporation. The Board establishes the strategic, accounting, organisational and financing policies to be followed. The Board further appoints the executive officers and the authorised signatories, and supervises the management of the corporation. Moreover, the Board is entrusted with preparing shareholders' meetings and carrying out shareholders' resolutions.

The Board may, pursuant to its regulations, delegate the conduct of day-to-day business operations to management under its control.

The Board of Directors is authorised by law to delegate powers to committees or to individual members of the Board. To enhance efficiency and most effectively monitor the company's business operations, the Board has established the following committees:

Committees	Main responsibilities
Audit Committee	The central task of the Audit Committee is to assist the Board in fulfilling its oversight responsibilities as they relate to the company's accounting policies, financial reporting, internal control and legal and regulatory compliance functions. In fulfilling its responsibilities, the Committee shall review major changes to the company's accounting principles and practices; review results of internal and external audit; review and discuss with management the interim and annual financial accounts; consult the Executive Board, the head of Group Internal Audit and the external auditor as to any significant risks or contingencies or other obligations, and assess the measures taken by the company to manage its exposure thereto; evaluate external auditors and recommend a firm to the Board; review and approve the plans of audit; review and approve the nomination of the head of Group Internal Audit; obtain from the external auditor, at least annually, a written statement delineating all relationships relevant to auditor independence; review the status of significant current and potential legal or compliance matters, the Group's compliance procedures and significant inquiries received from regulators.

Committees	Main responsibilities
Compensation and Appointments Committee	The Committee shall – in respect of compensation ensure the development of a compensation philosophy; review and approve the Group's compensation plans; recommend to the Board the amount and composition of remuneration of the members of the Board; determine the amount and composition of remuneration of the Chairman, the CEO and the members of the Executive Board; approve the amount available for performance-based compensation; review decisions regarding benefit and pension systems; – in respect of personnel matters make proposals to the Board that ensure an adequate size and a well-balanced composition of the Board; ensure the development of guidelines for selecting candidates for election to the Board; evaluate Board member candidates in accordance with these criteria and make recommendations to the Board; evaluate on an annual basis the performance of the Chief Executive Officer; evaluate proposals made to the Board for the appointment and removal of members of the Executive Board; approve employment contracts with the CEO and the members of the Executive Board; review executive succession and emergency plans.
Finance and Risk Committee	The Committee shall – in respect of risk management approve the basic reinsurance principles and guidelines; review the results of risk-adjusted capital calculations; review and evaluate the bases on which the Board of Directors determines the risk tolerance level in reinsurance and investment; receive and assess the risk reports; review the most important risk exposures and their corresponding limits; review the appropriateness of risk management techniques employed; review annually the methodology of determining the claims reserves, their development and adequacy; review the methodology for risk measurement; – in respect of balance sheet issues review capital adequacy; review the strategic asset allocation; review the structure of the balance sheet; review the management of equity capital and the appropriate risk management techniques; review the ratings received from the major rating agencies, take note of their considerations and review management's reaction and recommendations thereto.

Committees	Main responsibilities
Governance and Shareholder Relations Committee	The Committee shall measure the Group's governance against best practice recommendations; ensure compliance with corporate governance disclosure requirements; review and evaluate the Group's disclosure policy; review the Group's external communications policy in the context of best practices in the markets deemed most relevant; monitor investor relations activities; examine how reports are made, especially with regard to whether they fulfil the needs and expectations of international investors; monitor the shareholder structure; have initial responsibility for assessing any merger and takeover proposals submitted to the Group; have initial responsibility for reviewing material transactions with any of the Group's significant shareholders.
Investments Committee	The Committee shall approve guidelines for investment policy in respect of investments of Group assets; review the tactical allocation of assets for the next financial reporting period; review the activities and performance of the investment managers; review the business relationships of the investment managers; approve guidelines for the use of derivative instruments; approve periodically the investment strategy in conformity with the risk tolerance level as determined by the Board of Directors; review cash management; review the relationships with banks; review open derivatives positions; comply with any formalities required of the Board of Directors by applicable laws, regulations or obligations to counterparties.
General provisions for all committees	The committees shall conduct or authorise investigations into any matters within the committees' scope of responsibilities, thereby taking into consideration both relevant peer group practices as well as general best practices. They shall be empowered to retain independent counsel, accountants or other experts if deemed necessary and for benchmarking best practice. The committees shall comply with all regulatory provisions or supervisory regulations and consider compliance with best practice recommendations.

Executive Board
Swiss Re's Board of Directors has delegated the conduct of business operations to an Executive Board made up of senior executive officers. Members of the Executive Board are appointed by the Board of Directors upon recommendation of the Chief Executive Officer and after consultation with the Compensation and Appointments Committee. The Executive Board is headed by the Chief Executive Officer and includes the heads of the business groups and divisions. The Executive Board is responsible for managing, coordinating and supervising Swiss Re's business operations. The Executive Board has delegated authority to the Committee of the Executive Board, which is responsible for the conduct of day-to-day business activities.

Internal control system
The internal control system comprises a risk management system designed for the size, complexity and risk profile of the company; an internal auditing procedure; and a compliance organisation which actively promotes adherence to standards. Swiss Re is organised in these respects as follows:

Group Risk Management
The decentralisation of business activities and the increasing complexity of transactions, performed in various units and involving many different skills, has led to the creation of a stronger Group Risk Management in parallel with the formation of the business groups and the separation of tasks between the Corporate Centre and the business groups. Group Risk Management forms part of the Risk & Knowledge Division. It reports to the Chief Risk Officer and is responsible for creating transparency in the risks assumed by the business units, in the investment process and in strategic asset allocation. Group Risk Management is not involved in the acquisition and execution of business.

There is a clear separation of tasks between the business units (with their own risk management organisations) and Group Risk Management. Group Risk Management sets the guidelines and standards, based on best practice. It is also responsible for continuously developing risk measurement techniques, updating guidelines and managing the risk reporting process. The business units are responsible for implementing Group guidelines in their particular areas of activity, adhering to limits and procedures and managing data in the reporting process.

The risks under consideration are underwriting risk, financial market risk, credit risk and operational risk. Swiss Re's risk landscape is updated and quantified whenever larger changes occur, such as movements in the market value of securities, acquisition of companies, or very large transactions. Once a year, a comprehensive risk report is compiled and discussed by the Executive Board and the Finance and Risk Committee.

The role of Group Internal Audit
Within Swiss Re Group, Group Internal Audit provides the Chairman, Board of Directors and Executive Board of Swiss Re with an independent, objective assurance and consulting activity designed to assess the adequacy and effectiveness of the Group's system of internal control, adding value through improving the Group's operations.

Organisationally independent of management, the Head of Group Internal Audit reports directly to the Chairman of the Board of Directors and regularly reports to the Audit Committee. Group Internal Audit focuses its activities primarily on those areas identified as possessing the highest operating and control risks within the Group. Group Internal Audit maintains a regular dialogue with the external auditor to share reports and risk issues arising from their respective audits and to co-ordinate their activities.

Group Internal Audit discusses the reports and issues arising from internal audits with the responsible Executive Board members and the Group Chief Executive Officer. Group Internal Audit also discusses the most important audit issues with the Audit Committee and provides it with an annual evaluation of the Group's system of internal control. At the specific request of the Chairman, the Audit Committee or members of the Executive Board of Swiss Re, Group Internal Audit also carries out special analyses and reviews.

Compliance

Compliance at Swiss Re means the upholding of legal and ethical standards by staff throughout the company. Swiss Re fulfils this task through a Group-wide Code of Conduct, which – in keeping with best practice – stipulates the basic values and behavioural requirements that apply throughout the company. A Group Compliance Programme defines the role and duties of Swiss Re's compliance officers, who report to the Group Compliance Officer; these officers run local centres of competence whose remit is to maintain Group procedures and local or regional practices. The necessary training of Swiss Re's staff and compliance officers in order to attain best practice in compliance matters is carried out regularly at a local and Group level. The Group Compliance Officer provides the Board of Directors' Audit Committee with compliance reports on a regular basis, and also reports to Swiss Re's Chief Risk Officer as part of Group Risk Management.

The role of the external auditor in the Swiss Re Group corporate governance process

The external auditor is accountable to the Audit Committee, the Board of Directors and ultimately to the shareholders. PricewaterhouseCoopers has been exercising this function since 1991 (originally as Revisuisse Price Waterhouse).

Prior to the commencement of the external audit, the external auditor presents its plan and estimated fees to the Audit Committee for approval. At the conclusion of the external audit, the external auditor presents and discusses its report on the financial statements with the Audit Committee, and highlights any significant internal control issues identified.

Each year the external auditor is required to provide a formal written statement to the Audit Committee defining all relationships it has with the Swiss Re Group. The Audit Committee and external auditor discuss any disclosed relationships or services that might affect the external auditor's objectivity and independence.

To further protect the independence of the external auditor, the Chief Financial Officer is required to review annually the external auditor's non-audit services and fees and discuss the results with the Audit Committee. In addition, proposals to employ former senior executives of the external auditor, previously involved in the external audit, are required to be reviewed and approved in advance by the Audit Committee.

Glossary

Accumulation
Concentration of risks which may be affected by the same loss event or concentration of shares in the same risk or same event through reinsurance treaties.

Admin Re
Admin Re is the acceptance of closed blocks of in-force life and health insurance business either through acquisition or reinsurance, typically assuming the responsibility to administer the underlying policies. Admin Re can also extend to the acquisition of an entire life insurance company.

Capacity
The maximum amount of risk that can be accepted in insurance. One factor in determining capacity is government regulations that define minimum solvency requirements. Capacity also refers to the amount of insurance coverage
1) to a particular policyholder or
2) in the marketplace in general.

Cession
Insurance that is reinsured: the passing of the insurer's risks to the reinsurer against payment of a premium. The insurer is referred to as the ceding company.

Claim
Payment incurred under the terms of a (re)insurance contract for a loss event.

Claims handling: The work in connection with the investigation, settlement and payment of claims from the time of their occurrence until settlement.

Claims incurred and claim adjustment expenses: All claim payments plus the adjustment in the outstanding claims provision of a business year and claim adjustment expenses.

Claims ratio
Sum of claims paid, change in the provision for unpaid claims and claim adjustment expenses, in relation to earned premiums.

Coinsurance
An arrangement by which a number of insurers and/or reinsurers share a risk.

Combined ratio
Sum of the claims ratio and the expense ratio.

Commission
Remuneration paid by the insurer to its agents, brokers or intermediaries, or by the reinsurer to the insurer, for costs in connection with the acquisition and administration of insurance business.

Commutation
Payment made by the reinsurer to discharge liabilities under a treaty.

Cover
Insurance and reinsurance protection based on contractual agreement.

Expense ratio
Sum of acquisition costs and other operating costs and expenses in relation to premiums earned.

Layer
The interval between the retention or attachment point and the maximum limit of indemnity for which a reinsurer is responsible.

Life insurance

Insurance providing payment of a sum of money upon death of the insured.

Non-life insurance

All classes of insurance business with the exception of life.

Accident insurance: Insurance of individuals or of groups against economic risks in the event of death or temporary or permanent disability by accident.

Aviation insurance: Insurance of accident and liability risks, as well as hull damage, in connection with the operation of aircraft.

Burglary, fidelity guarantee and allied lines insurance: Insurance against burglary, breaking and entering, robbery, embezzlement; also includes water damage, glass breakage, damage to and loss of jewellery or damage or losses in connection with the keeping of animals.

Business interruption/loss of profits/business income protection insurance: Insurance against the financial effects of an insured loss on a company's income. The insurance covers overhead costs and lost profit.

Credit insurance: Insurance against financial losses sustained through the failure for commercial reasons of policyholders' customers to pay for goods or services supplied to them.

Disability insurance: Insurance against the incapacity to exercise a profession as a result of sickness or other infirmity.

Employers' liability insurance: Insurance by employers covering employees for injuries arising out of their employment.

Engineering insurance: Insurance of construction and erection of objects during the construction or erection period and the insurance of machinery in operating plants.

Fire insurance: Insurance against fire, lightning or explosion, it can also embrace insurance against windstorm, earthquake, flood, and other natural hazards or political risks.

General third party liability insurance: Insurance of industrial, commercial, employers', product, professional or private liability to third parties.

Hail crop insurance: Insurance of crops in open fields, of greenhouses and their contents against hail, storm and other natural hazards.

Health insurance: Insurance against sickness as a result of accident or illness.

Marine insurance: Insurance against damage or loss of ships and cargoes: also includes offshore drilling platforms.

Mortgage guarantee insurance: Insurance protection of the mortgagee against loss of capital and interest.

Motor insurance: Insurance against accident and liability as well as against accidental collision damage in connection with motor vehicles.

Nuclear energy insurance: Insurance against property damage, liability and accident in connection with the operation of nuclear energy installations.

Product liability insurance: Insurance of the liability of the manufacturer or supplier of goods for damage caused by their products.

Professional and director's and officers' liability: Insurance of liabilities arising from the performance of professional or official company duties.

Property insurance: Collective term for fire and business interruption insurance as well as burglary, fidelity guarantee and allied lines.

Surety insurance: Sureties and guarantees issued to third parties for the fulfilment of contractual liabilities.

Operating revenues

Premiums earned plus net investment income plus other revenues.

Portfolio

The totality of risks assumed by an insurer or reinsurer; also the totality of investments of a company.

Premiums

The cost of insurance coverage.

Premiums written: Refer to premiums for all policies sold during a specific accounting period.

Premiums earned: Refer to premiums an insurance company has recorded as revenues during a specific accounting period. For example, a one-year policy sold 1 January would produce just three months' worth of "earned premium" in the first quarter of the year.

Reinsurance

Insurance for insurance companies which spreads the risk of the direct insurer, making the risk of its portfolio more homogeneous.

Facultative reinsurance: Reinsurance of the insurer's risks on an individual basis. The reinsurance company looks at each individual risk and determines whether to accept or decline coverage.

Financial reinsurance: Form of reinsurance that provides risk financing which may be combined with elements of traditional risk transfer.

Non-proportional reinsurance (also excess of loss reinsurance): Form of reinsurance in which the reinsurer assumes that part of the insurers claims which exceed a certain amount.

Proportional reinsurance: Form of reinsurance in which the premiums and claims of the insurer are shared proportionally by the insurer and reinsurer.

Quota-share reinsurance: Form of proportional reinsurance in which a defined percentage of all risks held by the insurer in a specific line is reinsured.

Surplus reinsurance: Form of proportional reinsurance in which risks are reinsured above a specified amount.

Treaty reinsurance: Participation of the reinsurer in certain sections of the insurer's business as agreed by treaty, as opposed to single risks.

Retention

The amount of risk which the insurer does not reinsure but keeps for own account.

Retrocession

Amount of the risk accepted by the reinsurer which is then passed on to other reinsurance companies.

Risk

The possibility of an insured object, hazard or interest causing a loss, or a loss being larger than previously estimated.

Risk category: Grouping together of risks with similar hazard characteristics.

Risk management: Management tool for the comprehensive identification and assessment of risks based on knowledge and experience in the fields of natural sciences, technology, economics and statistics.

Risk of change: Fluctuation of actual from statistically anticipated claims experience as a result of technical, social, commercial or political changes.

Underwriting result

Premiums earned less insurance losses and loss adjustment expenses and underwriting expenses.

Financial years 1997–2001

CHF millions	1997	1998	1999	2000	2001
Income statement					
Revenues					
Premiums earned	15 862	16 727	18 051	22 081	25 219
Net investment income	2 995	3 131	3 846	4 802	5 765
Net realised investment gains	1 281	2 509	3 588	4 275	2 665
Other revenues	143	286	246	395	455
Total revenues	20 281	22 653	25 731	31 553	34 104
Expenses					
Claims and claim adjustment expenses	– 8 057	– 8 514	– 9 333	– 12 153	–16 266
Life and health benefits	– 4 185	– 4 881	– 6 200	– 7 478	–8 532
Acquisition costs	– 3 767	– 3 661	– 3 973	– 4 883	–5 658
Amortisation of goodwill	– 75	– 91	– 211	– 310	–368
Other operating costs and expenses	– 1 940	– 2 698	– 2 785	– 3 074	–3 384
Total expenses	– 18 024	– 19 845	– 22 502	– 27 898	–34 208
Income / loss before income tax expense	**2 257**	**2 808**	**3 229**	**3 655**	**–104**
Income tax expense	– 480	– 647	– 783	– 689	–61
Net income / loss on ordinary activities	**1 777**	**2 161**	**2 446**	**2 966**	**–165**
Extraordinary income	–	–	450	–	–
Extraordinary charges	–	–	– 450	–	–
Net income / loss	**1 777**	**2 161**	**2 446**	**2 966**	**–165**
Balance sheet					
Investments	62 725	69 589	85 684	89 584	99 122
Other assets	28 657	38 748	44 516	53 056	71 108
Total assets	**91 382**	**108 337**	**130 200**	**142 640**	**170 230**
Unpaid claims and claim adjustment expenses	41 876	45 866	54 072	59 600	68 618
Liabilities for life and health policy benefits	9 963	15 143	23 279	29 300	41 370
Unearned premiums	3 691	3 174	4 251	6 131	6 399
Other liabilities	13 757	19 142	18 819	19 764	23 927
Long-term debt	3 921	5 049	4 947	5 058	7 318
Total liabilities	**73 208**	**88 374**	**105 368**	**119 853**	**147 632**
Shareholders' equity	**18 174**	**19 963**	**24 832**	**22 787**	**22 598**
Return on equity in %	n/a	n/a	10.90	11.90	–0.70
Earnings / losses per share in CHF	5.90*	7.35*	8.55*	10.39*	–0.57

* Adjusted by 20-for-1 share split

Cautionary note on forward-looking statements

Certain statements contained herein are forward-looking. These statements provide current expectations of future events based on certain assumptions and include any statement that does not directly relate to a historical fact or current fact. Forward-looking statements typically are identified by words or phrases such as "anticipate", "assume", "believe", "continue", "estimate", "expect", "foresee", "intend", "may increase" and "may fluctuate" and similar expressions or by future or conditional verbs such as "will", "should", "would" and "could". These forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results, performance, achievements or prospects to be materially different from any future results, performance, achievements or prospects expressed or implied by such statements. Such factors include, among others:

- risks and uncertainties relating to our estimates of the losses arising from the 11 September 2001 terrorist attack in the United States, and the possibility of future terrorist attacks;
- changes in general economic conditions, particularly in our core markets;
- uncertainties in estimating reserves;
- the performance of financial markets;
- the frequency, severity and development of insured claim events;
- mortality and morbidity experience;
- policy renewal and lapse rates;
- changes in levels of interest rates;
- changes in currency exchange rates;
- changes in laws and regulations, including changes in accounting standards and taxation requirements; and
- increases in competitive pressures.

These factors are not exhaustive. We operate in a continually changing environment and new risks emerge continually. Readers are cautioned not to place undue reliance on our forward-looking statements. We undertake no obligation to publicly revise or update any forward-looking statements, whether as a result of new information, future events or otherwise.

Information

Contact addresses

Share Register
Karl Haas
Telephone +41 43 285 3294
Fax +41 43 285 3480
E-mail Karl_Haas@swissre.com

Investor Relations
Stefan Senn, Andreas Leu
Telephone +41 43 285 4444
Fax +41 43 285 5555
E-mail investor_relations@swissre.com

Public Relations/Media
Henner Alms
Telephone +41 43 285 3908
Fax +41 43 285 2023
E-mail Henner_Alms@swissre.com

Important dates

6 May 2002
138th Ordinary General Meeting

10 May 2002
Payment of dividend

29 August 2002
Interim Report

12 May 2003
139th Ordinary General Meeting

Original version in English.

This Annual Report 2001 is also available in French, German, Italian and Spanish.

The *Annual Report 2001 summary* is available in: English, French, German, Italian, Portuguese and Spanish.

Title
Annual Reporting 2001

Editing and translation
Corporate Communications, Investor Relations and Group Language Services

Text harmonisation
Michael Kaplan, Prospero, Edinburgh

Concept and design
Compostella & Perrot, Zollikon

Photographs
Nathan Beck, Zurich

Lithography and print by
NZZ Fretz AG, Schlieren

Order no.
1490793_02_en

CC, 4/02, 23 000 en

Annual Report 2001
Business Report

Swiss Reinsurance Company
Mythenquai 50/60
P. O. Box
CH-8022 Zurich
Switzerland
Telephone +41 43 285 2121
Fax +41 43 285 5493
publications@swissre.com

Swiss Re publications can
also be downloaded from
www.swissre.com

Swiss Re

Environmental and Social Report 2001



Environmental and Social Report 2001

Preface

At the Earth Summit in Rio de Janeiro 1992, the governments of more than 180 nations passed a series of propositions on future global development. These are based on the principle of sustainability, which requires that the continuous improvement of economic performance should take into account societal expectations and values, as well as conservation of the natural environment. Sustainable development is best defined as that which meets the needs of the present without compromising the ability of future generations to meet their own needs. Some success has been achieved in the ten years since this forward-looking political commitment was agreed: in international climate policy, for instance, a deal was reached in 2001 at the Bonn and Marrakech conferences to ratify the Kyoto protocol. Overall results are more sobering, however, with the most recent OECD reports[1] indicating that many ecological and social problems have actually worsened in the meantime.

This situation only strengthens our commitment to preserve sustainability as a key component of our corporate strategy. We have included the vital issues of *water* and *climate* in our Top Topics Management programme and actively contribute the reinsurer's perspective to the public debate on these topics. Throughout the whole Swiss Re Group, we are implementing sustainability as a business model in reinsurance, investment and internal operations, adding the entrepreneurial element to its broader socio-political realisation. We are convinced that this initiative will increase our competitive strength in the long term, creating new business opportunities and enhancing our appeal, both as a sound investment and as an employer.

We have systematically developed and implemented our environmental management since 1998. Taking this experience as our base, we are drawing up a comprehensive approach and optimising relevant processes for the social dimension of our activities. This new approach builds on our long tradition of corporate social responsibility, including employee personal development, environmentally sound construction practices, and sponsoring of cultural events and risk-related research projects. The results are presented for the first time in this Environmental and Social Report 2001. Detailed annual environmental reports, including all key environmental performance figures, are available on our website.[2]

A positive response from our stakeholders confirms our intention to develop environmental management further, into comprehensive sustainability management. This development involves finding the answers to many important questions: How do we further promote awareness and motivation among our employees? How can we evaluate the effects of sustainability management, both for our clients and for ourselves? How do we balance economic, social and ecological values in strategic and daily business decisions? And how will the external frameworks and incentives governing sustainability develop?

This report describes some specific achievements we have reached through our past efforts. Ultimately, though, the approaches to balancing economic, social and ecological needs in a sustainable fashion can be only developed in dialogue with our stakeholder groups. We invite you to be part of this exchange.

Walter B. Kielholz
Chief Executive Officer

Bruno Porro
Chief Risk Officer,
Chairman of the
Steering Committee Sustainability

[1] OECD Environmental Outlook, 2001 (www.sourceoecd.org)
[2] www.swissre.com

Executive summary

Swiss Re's commitment to sustainability is the focus of this first Environmental *and* Social Report. A new Sustainability Mission Statement, approved in March 2002, has replaced the 1998 Environmental Mission Statement that launched the company's environmental management implementation. The new mission statement sets long-term goals to achieve and maintain sustainability in Swiss Re's operations: developing products and offering services aimed at managing environmental and societal risks; investing in ecologically sound and socially responsible companies; and implementing best-practice standards in real estate, infrastructure and logistics. An operative sustainability organisation, including eight divisional project teams, is in place to ensure that the targets in the mission statement are met.

In reinsurance, Swiss Re increasingly applies sustainability criteria to all its business. An Environmental Liability department, dedicated exclusively to underwriting environmental accounts, has made Swiss Re the leading reinsurer in the US environmental liability insurance market. Moreover, a recently formed Greenhouse Gas Risk Solutions team offers investment vehicles, project financing, credit guarantees and traditional reinsurance for the emerging greenhouse gas emission market.

In investment, Swiss Re's Asset Management unit increased its "eco portfolio" to CHF 91 million in 2001. This portfolio invests indirectly (via ecologically-oriented funds) or directly in companies that support sustainability. In addition, all Swiss Re's construction projects in Switzerland are built to the energy-efficient MINERGIE® standard. These are solid long-term investments, environmentally and economically.

In infrastructure, Swiss Re concentrated on its 20 largest locations, in which 85% of all its employees work. These locations are taking environmental management measures to improve efficiency in resource use, reducing costs and environmental impact. The facility management team at Swiss Re House, London, was proud to accept the *National Environmental Impact Award 2001*.

In social terms, Swiss Re aims to hire and to keep the best people, fostering a development culture through a strong, supportive working and learning environment. In 2001, more than 600 employees worldwide attended people-management leadership courses and professionals' programmes. The Group also supports pay-for-performance and encourages employee stock ownership. In 2001, 53% of all employees participated in the share savings plan.

Sustainability management is implemented and continually improved through expanded Knowledge Networks and workshops, such as 2001's series of senior management seminars – *Sustainability@Rüschlikon* – focusing on sustainable development in the financial sector.

Swiss Re continues to cultivate dialogue with key external stakeholders by organising client events on environment, climate and sustainability. In October 2001, 130 participants from the political, scientific, industrial and NGO communities attended the Group's international conference on reducing greenhouse gas emissions. Swiss Re is also an active member of many national and international interest groups, including the World Business Council for Sustainable Development (WBCSD) and the United Nations Environment Programme (UNEP) Finance Initiatives.

Swiss Re's overall commitment to sustainability has been recognised by several independent sustainability rating agencies. Approximately 2% of all Swiss Re stock is held in "sustainability" funds by ecologically or socially oriented institutional investors.

Sustainability mission statement

Swiss Re's commitment to being an environmentally and socially responsible financial services provider is an essential part of creating long-term, sustainable value.

Being part of the global economy naturally brings responsibilities. This is the reason why, as described in its Corporate Philosophy, Swiss Re supports social progress and takes responsibility for its actions within its political, social and natural environments.

In 1998, Swiss Re employees – in a participatory process – developed an environmental mission statement, which was then approved by the Executive Board. It was already apparent, though, that the term *environment* had more than a purely ecological meaning and that the term *natural and social environment* would be more appropriate.

Following analysis by the Life & Health Business Group and the Communications & Human Resources Division, the Environmental Mission Statement was extended to include social aspects. The Group Sustainability Management team made an initial proposal, which was further developed by representatives from all business groups and the Corporate Centre at the Group-wide Environmental Management Workshop in the autumn of 2001. Following a discussion within the Steering Committee Sustainability in November, the Executive Board Committee approved the revised Sustainability Mission Statement in March 2002.

The following sections of this report illustrate where we stand and what we have achieved on our way towards reaching the goals set in the mission statement.

Vision

Endeavouring to create long-term value, Swiss Re is committed to the principle of sustainability. Accordingly, we generate economic wealth which maintains ecological and social impacts at a level that enables future generations to meet their needs.

Business activity

Products and services

In co-operation with our clients and partners, we develop products and offer services and solutions for the management of environmental and societal risks.

Investments

Our investment criteria include sustainability considerations. Accordingly, we invest expertise and capital into selected ecologically sound and socially responsible companies and projects.

Infrastructure and logistics

We apply best practice standards of resource management to our properties and logistical operations, eg business travel. Thereby we continually reduce ecological impacts and provide a high quality working environment for our employees.

Our employees

We provide our employees with a working environment conducive to their personal and professional development. They actively contribute to the implementation and further development of our sustainability commitment.

Stakeholder dialogue

Expertise and creativity, supported within the Swiss Re working environment, are regularly shared with our partners and the general public to encourage and facilitate sustainable development. Through active participation in research projects, risk assessments and international dialogue platforms, we seek solutions to social and ecological challenges.

Sustainability management

The sustainability principle is embedded in our corporate governance. Through its ongoing application to management processes, business decisions and communications, we take collective responsibility for sustainable development. We regularly report on our progress.

Trees and wishes have one thing in common: they both thrive and occasionally reach for the stars. However, the art of bonsai turns all this around. I have always wanted to find out how it's possible to keep a bonsai so small. The key is to have respect for the tree.
The process which takes place effortlessly in nature takes many years of hard work in the case of the bonsai. The intimate relationship that has to exist between the grower and the bonsai in order for it to become a tree has always fascinated me. There is so much power and energy packed into such a small space – this gives one an idea of the process that takes place in nature.

David Mancazzo, Operations, Swiss Re, Rome, Italy




"Knowing how to keep trees sma


s one of the greatest botanical secrets.“

Sustainability management

Our sustainability management enables us to define, fulfil and evaluate goals for all business activities and in all divisions.

Sustainability management goals

Swiss Re's primary goals in implementing the principle of sustainability are:

- ☐ Complying with environmental and ethical codes, standards, guidelines and legal regulations.
- ☐ Improving identification and management of environmental and social risks.
- ☐ Identifying market opportunities and developing new products to mitigate environmental and social risks.
- ☐ Improving internal environmental performance in infrastructure and logistics.

Project status at Group level

Organisation and basic principles

The Environmental Mission Statement is an integral component of the Group Code of Conduct that lays down the principles governing the conduct of Swiss Re employees. The new Sustainability Mission Statement will replace the Environmental Mission Statement and will be included in the updated version of the Group Code of Conduct.

The Environmental Management Guidelines, which are binding for the entire Swiss Re Group, contain specific requirements for implementing environmental principles. These requirements have been incorporated into the Corporate Governance and the Reinsurance Guidelines since August 1999. Reflecting the increased scope of requirements, Group Sustainability Management will draw up a Sustainability Management Guideline in the business year 2002, defining minimum criteria for relevant business processes.

Eight divisional project teams are charged with implementing environmental management in their respective divisions and are supported by divisional Environmental Management Officers (EMOs). At Group level, the EMOs form the Steering Committee Sustainability under the chairmanship of Bruno Porro, Member of the Executive Board and Chief Risk Officer (CRO). The Group Sustainability Management unit reports directly to the CRO, co-ordinates the Group-wide implementation of environmental management and supports the work of the divisional project teams.

Reporting

Based on requirements in the Environmental Management Guidelines, Group Sustainability Management developed area-specific questionnaires for annual internal audits. Divisions and locations currently in the implementation phase complete these reporting questionnaires, thereby creating a clear basis for continuous improvement in environmental performance.

Project status in the divisions

Divisional project teams

2001 was marked by the transition from environmental management to sustainability management. The important milestones in this process were: initial analysis in the Communications & Human Resources Division; participation in the *Social Performance Indicators* project;[3] as well as a wider general debate about the relevance and benefits of sustainable development for the financial services sector.

The year under review was also marked by a series of far-reaching internal organisational changes. Despite this, all divisions involved in implementation at the end of 2001 are in a strong position to fulfil – by the end of 2002 – the requirements laid down in the Environmental Management Guidelines. This will mark the end of the initial start-up phase; these divisions will then make the transition to a permanent sustainability management organisation from 2003.

Swiss Re's first annual sustainability awards

The Steering Committee Sustainability decided to issue an annual award to one business location and one division for special efforts and successes in implementing and developing sustainability management. Swiss Re's office in Johannesburg, South Africa and the Americas Division were the first to win the "Sustainability Award 2000".

[3] See www.spifinance.com

Product ecology: reinsurance

How have sustainability criteria been taken into consideration thus far throughout our reinsurance activities? The following examples illustrate the main phases of a simplified risk management process.

Early risk perception

Risk perception is fundamental to reinsurance business, from initial risk identification all the way through to run-off. In practice, everyone involved in the underwriting process is a potential supplier of relevant observations of risk. In order to facilitate and structure this process, Swiss Re has implemented the SONAR system (Systematic Observations of Notions Associated with Risk). Currently, over 50% of the observations in this system are related to sustainability. For example, antibacterial additives used in detergents and personal care products are currently being considered as possible emerging risks. SONAR has made early identification of this risk area possible, and Swiss Re's risk engineers are now closely evaluating the issue.

Risk assessment

To supply the underwriter with the relevant information to decide on insurability of a risk (such as an industrial property), a technical risk engineer undertakes a thorough assessment. Experience shows, however, that purely technical assessments are not sufficient: so-called *soft factors* are also essential.

A risk's quality – its safety – is determined essentially by three elements: *hardware* (technical factors, such as process control and fire and explosion protection), *software* (procedures, methods and organisational factors, such as safety management systems and sets of regulations) and *liveware* (human factors, such as workforce safety awareness).[4]

For each of these elements, Swiss Re has developed a specific assessment tool, SMAPI.[5] To obtain a complete picture of the plant's risk quality, a combination of these tools should be applied. These tools are often used in the oil/petrochemicals industry, where companies ask Swiss Re to conduct so-called "Extended-SMAPI surveys" – analysing the *hardware, software* and *liveware* of a specific plant on site.

[4] See Swiss Re publication *Safety culture – a reflection of risk awareness*
[5] Safety Management Audit in the Process Industry (SMAPI), see Swiss Re publication *Safety culture – a reflection of risk awareness*. Further risk assessment instruments and methods for quantifying environmental risks are described in detail in Swiss Re's *Environmental Report 1998*

Risk treatment with insurance solutions

Examples from two different market units demonstrate how the idea of sustainability is embedded in Swiss Re's everyday activities:

Environmental Liability

The first so-called "stand-alone" environmental liability policies were offered by US insurance companies in the early 1980s. These innovative products were designed to provide a solution to clients with insurable environmental exposures otherwise excluded from commercial general liability (CGL) policies. Recognising the factors contributing to the exclusionary language on the CGL policies, a few insurers designed an underwriting approach that rewarded positive environmental management and rejected businesses whose practices are inadequate. Today, premium volume on risk transfer policies in the US is in excess of USD 1 billion.

With a significant increase in high-quality environmental business and a decrease in environmental exposure on its CGL book, Swiss Re officially opened the Environmental Liability Department (ELD) of the Americas Division in 1999 as a department dedicated exclusively to underwriting environmental accounts and providing expertise on other exposed business. Formed in response to client demands for environmental liability reinsurance products, the department makes best use of Swiss Re's underwriting expertise to support clients who provide environmental liability insurance coverage in an economically and socially responsible manner. Swiss Re's expertise, community involvement, volume of environmental business, and lead positions on treaties and facultative covers have established it as the leading reinsurer in the US environmental liability insurance market.

Greenhouse Gas Risk Solutions

In July 2000, Swiss Re launched a Group-wide feasibility study on business opportunities from greenhouse gas emissions reductions. At this study's conclusion, it was decided that the Group should offer investment vehicles, project financing and credit guarantees for this emerging market – in addition to traditional reinsurance solutions. The newly founded three-member Greenhouse Gas Risk Solutions team functions as a centre of competence for the greenhouse gas emissions market, drawing on Group-wide resources for concrete solutions and products.

On 11–12 October 2001, the team convened an international conference[6] on reducing greenhouse gas emissions at Rüschlikon, Swiss Re's Centre for Global Dialogue. Approximately 130 participants, including critical voices from the political, scientific, industrial and NGO communities, made the event a great success (see the "Corporate Centre" section in the business report).

[6] An English version of the conference report is available at Swiss Re Rüschlikon – Centre for Global Dialogue (www.rueschlikon.net; email: Swiss Re_Ruschlikon@swissre.com).

Claims management

In the event of a disaster, insurance services can help control consequential environmental losses: state-of-the-art soil or groundwater remediation operations can be carried out immediately because the insurer covers the cost. In this way, hazards both to humans and to the environment are often eliminated more rapidly and more effectively than in uninsured cases.

Product ecology indicators

The following two tables show the reinsurance performance indicators for year 2001 for the Swiss Re Group obtained in compliance with the guidelines *EPI Finance 2000.*[7] They refer to the environmental risk-relevant property and casualty business only. A major difficulty in determining product indicators for insurers involves identifying and then quantifying covered environmental risks – along with their premium percentages and their exposure – in the (re)insurance portfolio. The data therefore remains limited to insurance products and solutions in property and casualty business that have:
a) a clearly identifiable and quantifiable environmental risk cover component
b) conditions that make a definite contribution to preventing or reducing environmental risks.

Management indicators 2001: reinsurance (property and casualty)

No.	Description	Definition	Unit	Indicator
1a	Employees in reinsurance	Total of all positions in reinsurance business area	Full-time equivalents (fte)	3 824
1b	Employees dealing with environmental aspects	Total of all positions of insurance specialists	Full-time equivalents	2 710
1c	Employees in environmental units	Total of all positions of environmental insurance specialists	Full-time equivalents	13.9
2a	Employees trained in environmental risk issues	Employees who have completed internal or external training in environmental risks	No. of employees trained per year	1 217
2b	Environmental risk training	Total training time	Hours per year	4 170
3a	Environmental management audits	Documented internal and external audits	No. per year	5
3b	Audit time	Time required by auditors (net for audits)	Hours per year	82.5

Product indicators 2001: reinsurance (property and casualty)

No.	Description	Definition	Unit	Indicator
4a	Relevant total premium volume	Environmentally relevant premium volume property and casualty[1]	Gross premiums in CHF m	11 742
4b	Premium volume environmental insurance	Premium volume of covers against consequential environmental losses	Gross premiums in CHF m	55.3
4c	Premium volume atmospheric hazards	Premium volume of covers against atmospheric hazards[2]	Gross premiums in CHF m	800–900
5	Premium volume for innovative environmental insurance solutions	Premium volume of insurance solutions that are innovative and/or contain clear incentives for preventing environmental damage	Gross premiums in CHF m	54.2

[1] Property and casualty lines of business with environmental relevance: property, casualty, marine and engineering.
[2] Atmospheric natural hazards, such as storm, flood or hail, are generally covered in property insurance, eg as part of a fire policy. Consequently, their premium share in Swiss Re's overall portfolio can only be estimated.

[7] Environmental Performance Indicators for the Financial Industry – EPI Finance 2000 (www.epifinance.com).

… and how they cannot survive without our help. Since then I've been an avid fan of all things hedgehog.



Visiting the hedgehog hospital was something I'd been wanting to do for a long time, and the whole experience was very special. What impressed me most was how the nursing staff give their time and often financial resources to support these creatures. Hedgehogs are finally being given the recognition they deserve – as are those who have made their passion for these animals their life's work.

Denise Hodgson, Group Language Services, Swiss Re, Zurich, Switzerland




"It's very rewarding to feel that you're making a contribution – however small – to helping the local wildlife."

Product ecology: asset management

In 1996, Swiss Re made a first important step towards implementing its sustainability strategy by creating the "eco portfolio". Ecological criteria have been placed on a par with economic considerations in assessing companies for potential investment.

Swiss Re's Asset Management is using the "eco portfolio" to invest indirectly (via ecologically-oriented funds) and directly in companies that operate according to the principle of sustainability, using technologies and/or manufacturing products that add value while preserving resources. Follow-on and new investments increased investment volume to CHF 91 million in 2001.

Direct investments (venture capital projects)

After spending the previous two years evaluating many new opportunities and deciding which ones to select, Swiss Re's emphasis for 2001 shifted to existing projects or companies, assessing their prospects for future success. This new orientation reflected the limited scope for new investments due to the high proportion of assets already invested. Another contributory factor was poor growth in equity markets, which increased the pressure on current direct investments.

In order to achieve the desired balance among investment types and branches, greater emphasis was placed on investments in funds and on direct investments outside the renewable energy sector.

Eco portfolio: Breakdown by industry



- Photovoltaics
- Renewable energy
- Recycling/waste disposal
- Integrated raw material
- Biodegradable products
- Miscellaneous

Selection process for direct investments
When selecting new investment opportunities, the relevant Swiss Re specialists follow a tried-and-tested process of analysis, including a test for potential ecological innovation, assessing the candidates' market, financial and management situation and a final due diligence step. Swiss Re maintains a dialogue with the companies involved, working to identify weaknesses and provide assistance in surmounting them, thereby improving the chances of a successful investment.

Investment companies and funds

Sustainable Performance Group (SPG)
Swiss Re's Asset Management played a defining role in the founding of this company in 1997, by contributing CHF 10 million in start-up capital. With over CHF 260 million in assets under management at the end of 2001, SPG has become one of the biggest sustainability-oriented financial vehicles in Europe.

Storebrand Principle Global Fund
Storebrand's investment concept is based on two sequential analyses and selection processes: first, a traditional financial analysis and second, a selection based on sustainability criteria. Storebrand's concept does not exclude any sector, it simply invests in the most ecologically advanced companies in each: the "best-in-class" approach.

New Energies Invest (NEI)
New Energies Invest, an investment company under Swiss law, was privately placed with qualified investors. NEI participates in listed and non-listed companies involved in renewable energy.

SAM Sustainability Private Equity
This investment vehicle is legally defined as a "limited partnership" and deals in the private equity area: that is, in non-listed companies. SAM Sustainability Private Equity invests in aspiring young companies whose products and services support sustainable economic development. The fund strategy focuses on three investment areas: renewable energy, resource productivity and sustainable nutrition.

MINERGIE® standard construction

All of Swiss Re's construction projects in Switzerland are built in line with the energy-efficient MINERGIE® standard which is certified by the cantonal governments of Zurich and Berne. MINERGIE® buildings retain their value in the long term and are a solid investment – in both ecological and economic terms. Swiss Re currently has over 92 000 m^2 of certified building space, which makes it the leader in Switzerland and sets a good example to other large building contractors.

Additional activities

The investment team at the Asset Management unit offers its support for sustainable investment activity in many organisations and at many events. Responding to the increasing importance of sustainability criteria in evaluating conventional listed stocks, Asset Management – together with the SAM Sustainability Group, Switzerland – determined sustainability ratings for the largest holdings in the equity portfolio of Swiss Re's Investment Centre Europe. While the overall results were positive, there remains room for improvement.

Product ecology indicators

The following two tables list the asset management performance indicators according to the *EPI-Finance 2000 standard*[8] for the year 2001 for the Swiss Re Group.

Management indicators 2001: asset management

No.	Description	Definition	Unit	Indicator
1a	Employees in asset management	Total of all positions in asset management business area	Full-time equivalents	637
1b	Employees dealing with environmental aspects	Total of all investment and market specialists	Full-time equivalents	576
1c	Employees in environmental units	Specialised portfolio and risk managers	Full-time equivalents	1.0
2a	Employees trained in environmental issues	Employees who have completed internal or external training in environmental issues	No. of employees trained per year	53
2b	Environmental training	Total training time	Hours per year	329
3a	Environmental management audits	Documented internal or external audits	No. per year	1
3b	Audit time	Time required by auditors (net for audits)	Hours per year	16.5

Product indicators 2001: asset management

No.	Description	Definition	Unit	Indicator
4a	Assets under management	Total capital investment as equities and direct holdings	CHF m	21 386
4b	Assets under green management, according to exclusion criteria	Investments in listed stocks insofar as they are included in assets under management	CHF m (market value)	not applicable[1]
4c	Assets under management, according to positive criteria[2]	Investments in listed stocks insofar as they are included in assets under management	CHF m (market value)	36.2
5a	Investments in innovative companies	Investments in non-listed companies with high environmental benefits and innovative characteristics	No. of holdings	10
5b	Volume of investments in innovative companies	Volume of investments in non-listed companies with high environmental benefits and innovative characteristics	CHF m (cost price)	42.7[3]

[1] Swiss Re does not select any environmental investments according to exclusion criteria.
[2] Eco portfolio investments chosen according to own selection process.
[3] Including only called capital.

[8] Environmental Performance Indicators for the Financial Industry – EPI Finance 2000 (www.epifinance.com)

Internal environmental management

In 2001, Swiss Re expanded its internal environmental management scope to include ten additional business locations worldwide.

Zurich and the 19 next-largest Swiss Re locations – covering about 85% of all employees – are now involved in internal environmental management measures.

The objectives of internal environmental management are:

- Internal environmental management is being continually improved by the efficient use of resources.
- Conformity with environmental law is regularly monitored and documented.
- Operating expenses will fall through the efficient use of resources and regular revision of working processes.
- Global co-operation and exchange of experiences is encouraged.
- Swiss Re's sustainability efforts are firmly positioned both internally and externally.

Project status in the Swiss Re Group

Organisation and responsibilities

Swiss Re Group's centre of competence for internal environmental management is in Zurich, from where implementation in Zurich and the 19 largest business locations is co-ordinated and monitored.

Environmental teams at each business location implement Group-wide objectives for internal environmental management. Improvement measures are based on an environmental strategy with a three-year timescale, approved by the local Executive Board.

Short-term implementation steps

At the beginning of the implementation phase, each business location is asked to propose short-term, attainable measures which will improve environmental performance. These types of measures, which can be implemented using minimal funds and without employing external consultants, include:

- Reducing electric power consumption for office lighting using energy-saving lamps and electronic power supply regulators.
- Installing motion detectors in offices – switching lighting on or off automatically – during building renovations.

- Separating company waste into recyclable and ultimate waste. Used electronic equipment and office furniture is handed on to public and private institutions. Used toner cartridges are returned to the supplier or manufacturer.
- Informing employees about environmentally-oriented operational changes.

Along with these measures, business locations are expected to adhere to the minimum criteria for internal environmental management laid out in the Implementation Manual, integrating them into daily operations. In order to promote the implementation of the minimum criteria, a sponsor is chosen from top management at each business location to support the on-site environmental manager.

Case study: London

Swiss Re UK demonstrated its energy savings, recycling initiatives and overall internal environmental management improvements to a panel of judges from the British Institute of Facilities Management. The team at Swiss Re House, London, was proud to accept the *National Environmental Impact Award 2001* for Swiss Re.

Requiring no additional budget, the environmental awareness campaign began in early 2001, involving all Facilities Management team members. The first phase focused on recycling general waste. Within six months, the ultimate waste had been reduced by 80%.

With a new energy tax – the Climate Change Levy – in force from 1 April 2001, the second phase concentrated on reducing energy usage, with various initiatives focusing on good housekeeping. This was assisted by the security guards, who were authorised to switch off equipment which was not in use. The Facilities Management team applied strict time and operational parameters to the air-conditioning and heating systems, achieving cost reductions and a 30% energy saving within six months.

Internal environmental performance indicators

The environmental performance figures for Swiss Re locations are compiled annually utilising the VfU[9] standard for financial services providers. These indicators and the associated operating costs are then assessed and their environmental impact evaluated. Because of the differing system boundaries, which needed to be established for the various types of real estate owned by Swiss Re, the first comparable data that can be presented for all locations[10] are the indicators for energy consumption, paper consumption and business travel as well as the resulting CO_2 emissions.

CO_2 emissions 2001 of Swiss Re Group



Power
Business travel
Natural gas, heating oil

Internal environmental performance indicators 2001, Swiss Re Group

Description	Unit	Indicator absolute	Unit	Indicator relative
Power consumption	Megawatt hours (MWh)	53 731	kWh per employee	8 714
Heat consumption	Megawatt hours (MWh)	22 659	kWh per square metre	101
Paper consumption	Tons	535	kg per fte	87
Copy paper consumption	No. of A4 sheets (millions)	107 213	A4 sheets per fte / day	70
Business travel	Kilometres (km in thousands)	99 204	km per fte	16 089
CO_2 emissions	Tons	39 164	kg per fte	6 352

[9] Verein für Umweltmanagement in Banken, Sparkassen und Versicherungen e.V. (Non-profit association for environmental management in banks, savings banks and insurance companies); (www.vfu.de)
[10] Reporting business locations are Rome, London, Paris, Madrid, Amstelveen, Sydney, Hong Kong, Cape Town, Johannesburg, Mexico City, Calabasas CA, Manchester NH, Armonk, New York 1, Toronto 1 and 2. Not reporting business locations are Singapore and New York 2.

Social report

While Swiss Re recognises its obligations to all stakeholder groups, this section focuses on the Group's social performance towards its clients and partners, employees and society at large.

Swiss Re's relationship with clients and partners

Swiss Re's first priority remains to respond to the needs of customers worldwide with top-quality products and services. Maintaining dialogue with clients is crucial to keeping them as long-term partners.

Swiss Re's role in business relationships was examined in an external survey conducted in 1999 by a large, independently owned market researcher. The UK-based organisation conducted 109 in-depth interviews with external stakeholders, including 83 with senior level clients from around the globe. The aim was to establish an "image barometer" of Swiss Re, indicating where the organisation currently stands in the minds of key stakeholder groups. The other purpose was to learn how to ensure Swiss Re meets customers' expectations now and in the future.

The survey reaffirmed Swiss Re's strong brand and role as a market leader. At the same time, Swiss Re's industry leadership adds extra responsibilities to its role as a corporate citizen. The Group's moves to decentralise, bringing expertise and decision-making closer to the client, are yielding results in improved client relationships. The skills and know-how of Swiss Re's employees were also singled out as particular strengths. The survey made clear that the Group's actions influence the way the industry thinks and behaves.

Swiss Re's commitment to employees

Swiss Re's employees give shape to the role it plays in society. Within the daily business framework, it is a challenge for each employee to also balance environmental and social values, building a foundation for sustainable, long-term growth. Human capital is Swiss Re's most valuable asset: employees determine the value customers place on Swiss Re's products and services. The Group supports its employees by fostering a strong, supportive working and learning environment – reflected, for example, in the team-based approach to doing business.

Swiss Re's commitment to human resource management can be summarised in three words: attract, develop and retain. A broad spectrum of services and benefits, tailored to the needs of the individual, help Swiss Re hire and retain the best in an organisational environment aptly described as a *development culture.*

Attracting top quality professionals not only requires the lure of fascinating career challenges and competitive compensation, it also means fostering a set of shared working values (as stated in the Corporate Philosophy) that encourage individual development within the overall business strategy. Swiss Re is recognised as an equal opportunity employer (as required by the Group Code of Conduct), offering its employees avenues for personal and professional development.

Swiss Re also strives to be the employer of choice among outstanding graduates at leading universities. The Group offers on-campus presentations and workshops that bring students in contact with the company, its business and its staff. In 2001, business students in leading Swiss universities rated Swiss Re as one of the top five most attractive employers.[11]

Developing individual capabilities means offering employees a wide range of training possibilities: technical courses to build a sound base of reinsurance knowledge, people-management leadership programmes, or personal development courses. Professional entrants are offered a variety of tailormade management development programmes. In 2001, more than 600 employees around the globe were trained in people management leadership courses and professionals' programmes. Swiss Re also runs an International Graduate Programme for university graduates who have the potential for outstanding performance in an international setting. Since its launch in 1999, more than 60 graduates have participated in the two-year training programme, including on-the-job training in their home base, two-week core training modules and a three to six-month job rotation. Swiss Re is convinced that the intercultural exchange these training modules offer fosters the multicultural understanding which is a key to the Group's business success.

Designed around topics of business relevance, by the end of 2001 a total of nine Knowledge Networks and Knowledge Platforms virtually linked Swiss Re's experts across divisions and countries. With 1 300 registered members, these ensure fast access to Swiss Re's widespread expertise – supporting its daily business, driving the creation of new knowledge and helping to develop new business opportunities.

Retaining talent is crucial to Swiss Re's long-term success. The Group is committed to a total compensation approach, which includes not only the employee's financial compensation, but also a full scope of employee, workplace and other benefits that contribute to each individual's financial and personal well-being.

Swiss Re's global compensation philosophy represents a commitment to rewarding performance and acknowledging the employee's role in creating the company's success. The Group supports *pay for performance* and encourages employee stock ownership. The total compensation package offered to employees recognises competition in the various markets and lines of business. Swiss Re strives to provide compensation levels and reward systems that encourage superior performance and align shareholder and employee interests. To do this, the Group relies on a three-tiered compensation platform comprising a base salary, an annual bonus and long-term incentives.

[11] Universum Graduate Survey 2001, Swiss Business Edition (www.universum.se)

A share savings plan, the Employee Participation Plan, allows employees to have an interest in and benefit from any increase in the price of Swiss Re shares. The participation plan is designed to foster an entrepreneurial spirit throughout the company – a sense of co-ownership and responsibility. Employees can invest up to 10% of their annual base salary or a maximum of CHF 20 000, whichever is lower, in Swiss Re shares and receive a gross matching contribution of between 30–50%. In 2001, 53% of all employees participated in this share savings plan.[12]

Swiss Re's role in society

Swiss Re plays an essential part in supporting a complex global economy; a fact underscored in the wake of 11 September. As a sign of its commitment to assisting the victims of the tragedy, Swiss Re employees donated some USD 250 000 and the company contributed USD 2 million to local hospitals and non-profit organisations aiding the relief efforts.

Sponsorship

Swiss Re's sponsorship initiatives under the "Sharing Solutions" leitmotif are some of its most visible forms of good corporate citizenship. The Group's commitment goes beyond merely providing funds: Swiss Re also contributes specialist and organisational know-how to the partnership. Swiss Re selects projects which are consistent with its goals of contributing to sustainability and fostering cultural diversity. Here are two examples from the sponsorship portfolio:

Swiss Re's Brazil office has selected and supported the Committee for Democracy in Information Technology (CDI) in Rio de Janeiro. Since 1995, this non-profit organisation has assisted young low-income individuals with computer training, helping them enter the job market by familiarising them with new technologies.

In Switzerland, Swiss Re sponsors a different project each year for mountain communities. In 2001, the chosen proposal was a water-infrastructure project for Soyhières in the Jura region. Soyhières, a small, remote community with a limited water supply, chose to develop a sustainable solution for clean drinking water that connected it – via a water pipeline – with a neighbouring community, which had sufficient resources.

Swiss Insurance Training Centre

Opened in 1960, the Swiss Insurance Training Centre (SITC) in Zurich offers insurance and management training to Swiss Re's clients from all over the world. Thousands of insurance professionals from all continents have been trained there over the past four decades. Although there is as yet no specific course on sustainability, the subject is addressed in various workshops and in all three Insurance Professionals Programmes, which last up to six weeks. In 2001, participants at the SITC came from Asia and Australia (33%), Western (26%) and Eastern Europe (12%), the Middle East and Africa (17%) and the Americas (12%).

[12] For its employee participation plan, Swiss Re was selected in 2001 for the *SAM Employee Ownership Index (SAM EOI)*. This new index, selected from the Stoxx 600 index, comprises 30 companies with exemplary employee participation programmes.

Stakeholder dialogue

Recognising that the vision of sustainability is attainable only through common effort, Swiss Re has been cultivating an ongoing dialogue with its key stakeholders for several years.

What does Swiss Re hope to achieve through its stakeholder dialogue?

- to increase awareness and understanding of sustainability and environmental factors;
- working together with stakeholders, to advance Swiss Re's expertise in environmentally sound and socially responsible economic progress, developing relevant solutions;
- to recognise and manage known and new risks promptly.

Internal dialogue

Environmental and social responsibility among our employees is crucial if we are to successfully implement and continually improve our sustainability management. This makes internal communications and active knowledge management – through training and exchange of experience – vitally important.

Raising awareness

In 2001, at its new Centre for Global Dialogue in Rüschlikon, Swiss Re held a series of seminars on sustainable development in the financial services sector: *Sustainability@Rüschlikon*. The aim of these events was to identify the main drivers and develop practical concepts based on the sustainability principle – concepts which would incorporate the real cost of resources and allow clear identification and assessment of future risks and opportunities.

The year under review saw four seminars for senior management with an average of 25 participants. Following presentations by specialists from international companies showing examples of sustainability as business models, participants discussed conclusions and implementation opportunities for Swiss Re.

Training

Sustainability workshops

Swiss Re offers its employees a series of leadership workshops and programmes developed by the company (see the "Social report" section). One of the modules is the Professionals' Programme, at the most recent of which Group Sustainability Management conducted a *Sustainability Workshop* lasting two half-days. Led by a group of specialists, workshop participants examined the significance of sustainability management, its corporate benefits and its possible impact on the company's risk landscape.

As part of the two-week intensive training course in Swiss Re's International Graduate Programme (IGP), participants attend a half-day workshop on *Sustainability Management and the Risk Landscape of Swiss Re.* From the launch of the programme until the end of 2001, all 32 IGP graduates have attended the workshop. Recognising the importance of the topic for Swiss Re, a number of participants decided to initiate an internal two-day forum on reputation risk, held in spring 2001 at Rüschlikon.

Environmental courses

The *Basic Environmental Risk & Underwriting* course, launched two years ago, is now offered as a distance-learning course for employees who are not located in Zurich. Employees learn about Swiss Re's strategy in covering environmental risk, risk identification and quantification; types of insurance cover offered; and legal principles. During 2001, the course was conducted once in Zurich, once in Paris and twice as a distance-learning course.

The newly developed *Advanced Environmental Risk & Underwriting* course was held with ten participants for the first time in London in February 2002. In this two-day advanced course, participants used case studies to learn about risk analysis and the application of insurance terms and conditions in different countries.

Fifteen underwriters and claims specialists attended the *Natural Resource Damages* workshop, held by the Americas Division in Armonk, NY in November 2001.

The *Property Underwriting Week*, organised by the Asia Division, took place in September 2001 in Bangkok. At a half-day workshop, 24 participants analysed the industry-specific environmental exposures in the Asian market and discussed implementation of the divisional environmental strategy.

Knowledge Networks

The *Environmental Risk & Underwriting Knowledge Network*, launched in July 2000, was transferred to a new, more user-friendly, intranet platform in 2001. The responsible Knowledge Managers introduced the new platform to Swiss Re employees at re-launch events in Zurich, Paris and Armonk. Clients and employees showed considerable interest in the Knowledge Network at the Product and Knowledge Fair, which was held by the Europe Division in March 2001.

Since autumn 2001, Swiss Re has offered an internal Knowledge Platform for internal environmental management. Over 80 members can access documents by topic or exchange their experiences throughout the world.

Environmental experts' workshops

Twenty participants from Environmental Management teams throughout the Swiss Re Group attended the fifth *Environmental Management Workshop.* They started drafting the new Sustainability Mission Statement and reviewed the divisions' achievements and constraints in implementing environmental management.

Twenty-five environmental underwriters from around the world took part in the third two-day *Worldwide Environmental Underwriting Workshop.* The main topic of the workshop was the definition of Swiss Re's cornerstones for insuring ecological damage and historical contamination.

Twelve participants from Swiss Re's business locations in Amstelveen, Armonk, London, Madrid, Paris, Rome and Zurich attended the third *Internal Environmental Management Workshop.* During the two-day seminar, case studies from London and Rome were presented and concrete plans were developed for the practical implementation of internal environmental management at the business locations.

External dialogue

Seminars and presentations

In September 2001, at the presentation of the half-year results to the media and financial analysts, internal experts held a poster exhibition illustrating the sustainability activities of Swiss Re. This event was broadcast live to employees on internal corporate television.

In 2001, Swiss Re once again held a series of client events on environment, climate and sustainability, including:

- Product & Knowledge Fair (Rüschlikon, March 2001)
- Environmental law seminar: UK, EU and US environmental liabilities and the implications for insurers (London, July 2001)
- Several presentations and workshops focusing on European winter storms as well as climate change and possible impacts on the insurance industry
- Reducing Greenhouse Gas Emissions Conference (Rüschlikon, October 2001)
- Pollution and environmental insurance seminars (Tokyo, December 2001)
- Environmental claims management seminar (Armonk NY, October 2001)

In addition to these client seminars, Swiss Re specialists gave many presentations on sustainability topics and participated in panel discussions at national and international symposia.

Memberships

Swiss Re is a member of many national and international interest groups, including:

World Business Council for Sustainable Development (WBCSD)

Swiss Re joined this leading global business organisation in 1999. During 2001, Swiss Re experts actively participated in two council projects: *Climate and Energy* and *Innovation & Technology*. Swiss Re was also involved in the production of a series of ten publications in the run-up to the Earth Summit 2002 in Johannesburg.

United Nations Environment Programme (UNEP) Finance Initiatives

The UNEP Insurance Industry Initiative and UNEP Financial Institutions Initiative have joined to form the UNEP Finance Initiatives. Three joint working groups – *Asset Management, Environmental Management and Reporting* and *Climate Change* – are now active. Swiss Re chairs the Climate Change Working Group, which appeals to governments and the financial sector to take precautionary measures about climate change. The participating companies have commissioned a market study on the reduction of greenhouse gas emissions, which will present the potential role of the finance sector.

The Sustainability Forum

This association was founded in 2000; its objective is to create an internationally recognised sustainability platform by promoting sustainability projects and holding an annual conference. On the basis of a large number of successful projects and an already existing network, the symposium aims to contribute to the international positioning of Switzerland and Zurich as a region with above-average competitiveness, opportunities and environmental quality. Swiss Re contributes finance and expertise and participates in the launching of various projects supported by the association.

Publications

In 2001, five new Swiss Re publications appeared on the topics of sustainability, society, environment and climate. In 2002, a new Swiss Re brochure about the risks and opportunities of climate change will be published, as well as a water dossier including focus reports on water quality and water availability. There will also be a publication about the challenges for insurers posed by ecological damage and a brochure on internal environmental management.

Swiss Re rated as sustainability leader

In 2001, Swiss Re was again selected as a member of the *Dow Jones Sustainability World Index (DJSI World)* for 2002; it is now ranked number one in the insurance industry.

In 2000, Swiss Re received a grade of "C+" on a scale ranging from "A+" to "D–" from the environmental rating company *Oekom Research GmbH*. This corresponds to second place among the 27 European insurance companies that were rated.

In the sustainability rating issued by the consulting and research company *Centro Info*, Swiss Re received a grade of "B+" on a scale ranging from "A" to "E".

These and other sustainability and environmental ratings form an increasingly important basis for investment decisions made by a number of banks and institutional investors. Swiss Re's research indicates that in December 2001, approximately 2% of all Swiss Re stock was held in "sustainability" funds of ecologically and/or socially oriented institutional investors.

Contact addresses

Group Sustainability Management

Sandra Huber-Ingold
++41 43 285 3577
Sandra_HuberIngold@swissre.com
Krisztina Jordaky
++41 43 285 2514
Kristina_Jordaky@swissre.com
Erik Schmausser
++41 43 285 5150
Erik_Schmausser@swissre.com
Thomas Streiff
++41 43 285 6145
Thomas_Streiff@swissre.com

Internal Environmental Management

Roland Friedli
++41 43 285 4661
Roland_Friedli@swissre.com
Andreas Schläpfer
++41 43 285 5714
AndreasL_Schlaepfer@swissre.com

Climate and Natural Perils

Pamela Heck
++41 43 285 3877
Pamela_Heck@swissre.com
Gerry Lemcke
++1 914 828 8789
Gerry_Lemcke@swissre.com

Environmental Insurance

Jürg Busenhart
++41 43 285 5491
Juerg_Busenhart@swissre.com

Environmental Liability Department

Adrienne Atwell
++1 914 828 8432
Adrienne_Atwell@swissre.com
Robert Weireter
++1 914 828 8072
Robert_Weireter@swissre.com

Greenhouse Gas Risk Solutions

Nigel Antony Baker
++41 43 285 2375
NigelAntony_Baker@swissre.com
Wolfgang Ortloff
++41 43 285 2946
Wolfgang_Ortloff@swissre.com
Christopher Walker
++1 212 317 5280
Christopher_Walker@swissre.com

Asset Management

Pascal Dudle
++41 43 285 5740
Pascal_Dudle@swissre.com

Title:
Swiss Re Environmental and Social Report 2001

Production and editing:
Group Sustainability Management, Technical Communications

Text harmonisation:
Prospero, Edinburgh

Translation:
Group Language Services

Graphic design:
Compostella & Perrot, Zollikon

Photographs:
Nathan Beck, Zurich

Lithography and print by
NZZ Fretz AG, Schlieren

Order number: 1490793_02_en

Property & Casualty, 4/02, 23 000 en

French, German, Italian, and Spanish translations of this report are also available.

The English version is the original.

Environmental and Social Report 2001

Swiss Reinsurance Company
Mythenquai 50/60
P. O. Box
CH-8022 Zurich
Switzerland
Telephone +41 43 285 2121
Fax +41 43 285 5493
publications@swissre.com

Swiss Re publications can
also be downloaded from
www.swissre.com